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As Filed with the Securities and Exchange Commission on June 25, 2004

Registration No. 333-114350

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
FORM S-4
REGISTRATION STATEMENT
Under
The Securities Act of 1933

ARGOSY GAMING COMPANY
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7900 (Primary Standard Industrial Classification Code Number)	37-1304247 (I.R.S. Employer Identification No.)
219 Piasa Street Alton, Illinois 62002 (618) 474-7500 (Address, including zip code, and telephone number, including area code, of Registrant's principal executive office)

Dale R. Black
Senior Vice President and Chief Financial Officer
Argosy Gaming Company
219 Piasa Street
Alton, Illinois 62002
(618) 474-7500
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
R. Cabell Morris, Jr.
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600

        Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

        If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Prospectus (Subject to Completion, Dated June 25, 2004)

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Argosy Gaming Company

Offer to Exchange

$350,000,000 of Our 7% Senior Subordinated Notes due 2014

  •
  The notes mature on January 15, 2014.

  •
  The notes will be our unsecured senior subordinated obligations and will rank junior to all of our existing and future senior indebtedness, including borrowings under our senior credit facility, and will rank equally with all of our existing and future senior subordinated debt. In addition, since none of our subsidiaries will guarantee the notes, the notes will be effectively junior in right of payment to all existing and future indebtedness and other liabilities and commitments of our subsidiaries.

  •
  The notes bear interest at the rate of 7% per year, payable January 15 and July 15 of each year.

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  The terms of the new notes that we will issue in the exchange offer will be substantially identical to the outstanding notes, except that transfer restrictions and registration rights relating to the outstanding notes will not apply to the new notes.

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  The exchange offer expires at 5:00 p.m., New York City time, on                        , 2004, unless we extend it.

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  All outstanding notes that are validly tendered in the exchange offer and not withdrawn will be exchanged.

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  Tenders of outstanding notes may be withdrawn at any time before the expiration of the exchange offer.

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  There is no public market for the new notes.

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  We will not receive any proceeds from the exchange offer.

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  We will pay the expenses of the exchange offer.

        Before participating in this exchange offer, please refer to the section in this prospectus entitled "Risk Factors" beginning on page 13.

        None of the Illinois Gaming Board, the Indiana Gaming Commission, the Iowa Racing and Gaming Commission, the Louisiana Gaming Control Board or the Missouri Gaming Commission or the Securities and Exchange Commission or any state securities commission has approved or disapproved of these notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2004.

        You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

INDUSTRY AND MARKET DATA

        Market data and certain industry forecasts used throughout this prospectus were obtained from internal surveys, market research, publicly available information and industry publications. Although we believe these sources are reliable, we have not independently verified the information set forth therein.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

        This prospectus includes forward-looking statements. Forward-looking statements include statements concerning our plans, objectives, goals, strategies, future events, future revenues or performance, capital expenditures, financing needs, plans or intentions relating to acquisitions and other information that is not historical information and, in particular, appear under the headings "Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "The Company." When used in this prospectus, the words "estimates," "expects," "anticipates," "projects," "plans," "intends," "believes" and variations of such words or similar expressions are intended to identify forward-looking statements. All forward-looking statements, including, without limitation, our examination of historical operating trends, are based upon our current

i

expectations and various assumptions. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them, but there can be no assurance that our expectations, beliefs and projections will be realized.

        There are a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements contained in this prospectus. Important factors that could cause our actual results to differ materially from the forward-looking statements we make in this prospectus are set forth in this prospectus, including under the heading "Risk Factors." As stated elsewhere in this prospectus, such risks, uncertainties and other important factors include, among others:

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  increased competition in our markets, including the legalization of gaming in states adjacent to our operations;

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  changes in, or failure to comply with, laws or regulations, joint venture relations or decisions of courts, regulators and governmental bodies;

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  increases in existing taxes or the imposition of new taxes on gaming revenues or gaming devices;

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  general economic conditions in our markets;

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  our dependence on our Lawrenceburg, Indiana casino; and

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  our substantial leverage.

        There may be other factors that may cause our actual results to differ materially from the forward-looking statements.

        The information contained in this prospectus and in the other documents referenced in this prospectus, including the Risk Factors section, identifies important factors that could cause actual results to differ from the expectations stated in the forward-looking statements. You are urged to consider these factors carefully in evaluating the forward-looking statements contained in this prospectus.

        All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by our cautionary statements. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We do not intend, and undertake no obligation, to update these forward-looking statements.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the internet at the SEC's website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference facilities. Our SEC filings are also available at the office of the New York Stock Exchange. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060. Our filings are also available to the public on the Internet, through a database maintained by the SEC at http://www.sec.gov.

        We have filed a registration statement with the SEC under the Securities Act to register the new notes. As permitted by the SEC's rules, this prospectus does not contain all of the information that you can find in the registration statement and its exhibits. Statements made in this prospectus concerning the contents of a contract, agreement or other document are not necessarily complete. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more compete understanding of the documents or matter involved.

        This prospectus contains summaries and other information believed by us to be accurate as of the date hereof with respect to specific terms of the indenture, including the form of notes, and the registration rights agreement, but reference is made to the actual documents for complete information with respect to those documents.

INCORPORATION OF DOCUMENTS BY REFERENCE

        Our Annual Report on Form 10-K for the year ended December 31, 2003, Quarterly Report on Form 10-Q for the period ended March 31, 2004, Current Report on Form 8-K reporting an event under Item 5 filed with the SEC on February 4, 2004, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 are incorporated in this prospectus by reference.

        Any statement contained in a document or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

        We will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to Corporate Secretary, Argosy Gaming Company, 219 Piasa Street, Alton, Illinois 62002, telephone number (618) 474-7500.

NON-GAAP FINANCIAL MEASURES

        EBITDA presented in this prospectus is a supplemental measure of our performance that is not required by, or presented in accordance with, GAAP. EBITDA is not a measurement of our financial performance under GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with GAAP or as an alternative to cash flow from operating activities as measures of our liquidity.

        EBITDA represents earnings before interest, taxes, depreciation and amortization. Our compensation plans base incentive compensation payments in part on EBITDA performance measured against targets, and we use it to establish our budgets and analyze our operations as compared to our budgets. In addition, our credit facility and our indentures use measures similar to EBITDA (with additional adjustments) to measure our compliance with covenants such as interest coverage and debt incurrence. We believe EBITDA facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of facilities and equipment (affecting relative depreciation expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of the operating performance of companies in the gaming industry, the vast majority of which present EBITDA when reporting their results.

        In addition, in evaluating EBITDA, you should be aware that in the future we will incur expenses such as those used in calculating EBITDA. Our presentation of EBITDA should not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

        EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. Some of these limitations are:

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  it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

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  it does not reflect changes in, or cash requirements for, our working capital needs;

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  it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

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  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

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  it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows;

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  it does not reflect the impact of earnings or charges resulting from matters we consider not to be indicative of our ongoing operations, as discussed in our presentation of EBITDA and Management's Discussion and Analysis of Results of Operation and Financial Condition in this prospectus; and

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  other companies in our industry may calculate EBITDA differently than we do, limiting its usefulness as a comparative measure.

        Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our GAAP results and using EBITDA only supplementally. See the Statements of Income included in our financial statements contained in this prospectus.

        Property-level EBITDA represents EBITDA attributable to a particular casino property before corporate expense. We present property-level EBITDA as a further supplemental measure of the performance of our casino properties. Management uses property-level EBITDA as the primary measure of our properties' performance, including the evaluation of operating personnel at our properties. We also use property-level EBITDA to make decisions regarding the allocation of capital among our properties. These decisions are made primarily by corporate management and our board of directors. We believe that property-level performance is appropriately measured before expenses such as interest and income taxes and other non-cash items such as depreciation and amortization, because we finance our operations at the consolidated level and file a consolidated tax return.

        As an analytical tool property-level EBITDA is subject to similar limitations as EBITDA. In addition, because we do not include corporate expense in our computation, property-level EBITDA does not reflect all the costs of operating the properties as if each were a stand alone business unit. Corporate expense includes significant expenses necessary to manage a multiple casino operation, certain of which, such as corporate executive compensation, development, public reporting, treasury, accounting, legal and tax expenses, would also be required of a typical stand alone casino property.

SUMMARY

        Except where otherwise noted, the words, "we," "us," "our" and similar terms, as well as references to "Argosy" or the "Company" refer to Argosy Gaming Company and all of its subsidiaries. With respect to the discussion of the terms of the notes on the cover page and in the section entitled "Summary—The Exchange Offer" "we," "our," and "us" refer only to Argosy Gaming Company and not to any of its subsidiaries. The following summary contains basic information about this offering. It likely does not contain all the information that is important to you. For a more complete understanding of this offering, we encourage you to read this entire document and the documents we have referred to you.

THE COMPANY

        We are a leading owner and operator of six casinos located in the central United States. Our casinos pioneered gaming in Chicago, Kansas City, St. Louis, Baton Rouge and Sioux City by being the first casino established in each of those markets. Our casino that serves the Cincinnati market from Lawrenceburg, Indiana is one of the largest revenue producing casinos located in the central United States.

        The following summarizes our casino properties:

Casino Name	Principal Metropolitan Market Served	2003 Net Revenues	Approximate Gaming Positions
		(in thousands)
Argosy Casino Lawrenceburg	Cincinnati, Ohio	$415,194	2,818
Empress Casino Joliet	Chicago, Illinois	223,668	1,322
Alton Belle Casino	St. Louis, Missouri	104,730	1,188
Argosy Casino Riverside	Kansas City, Missouri	92,778	2,002
Argosy Casino Baton Rouge	Baton Rouge, Louisiana	81,993	1,042
Argosy Casino Sioux City	Sioux City, Iowa	41,141	566

Casino Properties

Argosy Casino Lawrenceburg

        The Argosy Casino Lawrenceburg is located on the Ohio River in Lawrenceburg, Indiana approximately 15 miles west of Cincinnati and is the closest casino to the Cincinnati metropolitan area. The casino principally draws customers from the major metropolitan areas of Cincinnati, Dayton and Columbus, Ohio and, to a lesser extent, Indianapolis, Indiana and Lexington, Kentucky. The Lawrenceburg casino includes 74,300 square feet of gaming space on three levels with approximately 2,248 slot machines and 95 table games. The complex features a 300 room hotel, a 200,000 square foot land-based entertainment pavilion and support facility featuring a 350 seat buffet restaurant, two specialty restaurants, an entertainment lounge, an 1,800 space parking garage and a 1,400 space remote lot.

Empress Casino Joliet

        The Empress Casino Joliet is located in Joliet, Illinois on a 300-acre site approximately 40 miles southwest of Chicago and approximately two miles from the intersection of Interstate 55 and Interstate 80. The Joliet casino draws from a population of approximately 8.0 million people who reside mainly within 50 miles of Joliet, including Chicago, which has the largest local population of any state-licensed gaming market and is the third largest gaming market in the United States. The target customers of the Joliet casino are drawn largely from the southern and western regions of the greater Chicago metropolitan area, as well as portions of north central Illinois. In May 2003, we opened our new $42 million barge-based casino providing 50,000 square feet of gaming space on two levels with

1,166 slot machines and 26 table games. The casino theme evokes Northern California's wine country and features a 150,000 square foot entertainment pavilion with three restaurants, an entertainment lounge and banquet/conference facilities. The complex also includes a 102 room hotel, surface parking areas with approximately 2,350 spaces and an 80 space recreational vehicle park.

Alton Belle Casino

        The Alton Belle Casino is located on the Mississippi River in Alton, Illinois approximately 20 miles northeast of downtown St. Louis. The casino draws its customers largely from the northern and eastern regions of the greater St. Louis metropolitan area, as well as portions of central and southern Illinois. We operate our casino on a three-deck gaming facility featuring 26,700 square feet of gaming space, 1,068 slot machines and 20 table games. The Alton property includes an approximately 60,000 square foot entertainment pavilion and features a 124 seat buffet, a restaurant and a 400 seat main showroom. Self-parking is available adjacent to the casino, as well as valet parking.

Argosy Casino Riverside

        The Argosy Casino Riverside is located in Riverside, Missouri on a 55-acre site approximately five miles from downtown Kansas City. The casino primarily attracts customers who reside in the northern and western regions of the Kansas City metropolitan market. In December 2003, we opened our new, state-of-the-art Mediterranean themed casino that replaced our three-level riverboat facility. The new Las Vegas-style casino features approximately 62,000 square feet of gaming space on one level, 1,750 slot machines and 42 table games. The $105 million project also included the renovation and expansion of the current pavilion to include an 85,000 square foot land-based entertainment facility featuring 5 new food and beverage areas, including a buffet, steak house, deli, coffee bar, VIP lounge and sports/entertainment lounge and 8,000 square feet of banquet/conference facilities. A parking garage and surface parking areas with 2,000 spaces are located adjacent to the pavilion.

Argosy Casino Baton Rouge

        The Argosy Casino Baton Rouge is located on the Mississippi River in Baton Rouge, Louisiana. The casino draws customers primarily from the Baton Rouge metropolitan area. The Baton Rouge casino features approximately 28,000 square feet of gaming space, 862 slot machines and 30 table games. The riverboat casino is complemented by a 730 space parking garage, a 270 space surface parking lot and by our adjacent real estate development known as Catfish Town. Catfish Town is located next to Baton Rouge's convention complex and includes a 300-room Sheraton franchised hotel, a 50,000 square foot glass-enclosed atrium, entertainment/sports lounge, buffet/coffee shop, conference facilities and approximately 150,000 square feet of leasable retail space.

Argosy Casino Sioux City

        The Argosy Casino Sioux City is located on the Missouri River in downtown Sioux City, Iowa. The casino draws customers from the Sioux City area. The riverboat features 12,500 square feet of gaming space, approximately 482 slot machines and 14 table games. In March 2003, we completed a $3.7 million renovation project of our barge facility that includes a new restaurant, party/function room and promotions booth, as well as office space for employees. The Sioux City casino typically conducts one two-hour cruise each day for 100 days per year.

Business Strategy

        By capitalizing on the extensive gaming industry experience of our management team, we have developed a strategy to maximize the performance of our operating assets and improve financial results. We continue to implement changes at each of our properties to improve our competitive position, increase gaming revenues and enhance profitability. The key elements of our business strategy include:

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  Provide our customers with a superior entertainment experience.  We operate casinos catering to "locals" customers who generally live within an hour's drive of our casinos. Based on our surveys, our regular customers game an average of three times a month, unlike a destination gaming market, such as the Las Vegas strip, where people visit less frequently. We believe that exceptional customer service and an enjoyable gaming experience are critical to fostering customer loyalty. We regularly survey our customers to ensure that we take their preferences into account when implementing our operating and capital spending plans. Our customers consistently indicate that cleanliness, a comfortable atmosphere, attentive staff, availability of games, and a feeling of fun and excitement are the important factors to a satisfying gaming experience. We allocate the majority of our maintenance capital expenditures at each property to address issues of importance to customers, much of which is spent to keep our gaming product fresh. However, we cannot be certain that we will correctly anticipate future trends in our gaming markets, that our customers will respond favorably to the gaming experience that we provide or that our competitors will not provide superior facilities and/or service.

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  Focus on our most valuable customers and enhance profitability.  Our primary marketing focus is through direct and relationship marketing to encourage repeat business with our customers. We have upgraded and refined the use of our sophisticated player tracking systems to identify and reward premium players and our most loyal and profitable customers. Based on a player's gaming activity, we create promotions including targeted direct mail coin offers and "members only" concerts, parties, tournaments, sweepstakes and special entertainment events. We constantly monitor our marketing initiatives, mix of casino games and costs and expenses in response to the prevailing regulatory and market environment in order to enhance our profitability. In response to the gaming tax increase in Illinois, we developed a strategy to minimize the impact of such increase. We have made several operational adjustments at our Illinois casinos, including refocusing capital spent on marketing, adjusting hours of restaurant operations and pricing for food and beverage operations, implementing admission fees at the Joliet casino, reducing the number of participation games and table games while increasing the number of slot machines and reducing the hours of casino operations to benefit from a corresponding decline in operational costs. If we do not successfully adapt our marketing plans, casino operations and cost structures in response to evolving market and regulatory conditions, our future success could be adversely impacted.

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  Invest in new gaming equipment.  Slot machines contributed approximately 85% of our casino revenues in 2003 and are an important element of our profitability. We continually upgrade our gaming product with state-of-the-art slot machines. We believe that regularly replacing slot machines with the most popular products creates a more exciting gaming experience and increases profitability. We also continue to invest in cashless ticket-in, ticket-out or "TITO" slot machines. The TITO machines are more convenient to our customers and their implementation results in operational efficiencies. As of March 31, 2004, approximately 60% of our total slot machines were TITO operational while approximately 85% were TITO capable. By the end of 2004, subject to final regulatory approvals, we expect that substantially all of our slot product will be cashless. Our investment in new gaming equipment involves the expenditure of significant funds and, despite our efforts, we cannot be certain that we will provide the most popular games or be required to make further significant investments to offer a competitive gaming environment.

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  Renovate and upgrade our properties.  To maintain an exciting gaming experience for our customers, we have systematically renovated and improved our casino and entertainment facilities in response to customer preferences and market opportunities. For example, we recently spent approximately $150 million to develop and open new casinos in Kansas City and Joliet and significantly upgrade our Sioux City casino. The Kansas City and Joliet casinos now provide our customers with a more attractive, spacious, convenient and satisfying gaming experience. In addition, we spent approximately $30 million to maintain our other casinos to continue to provide a quality environment for our customers. Although we tailor our expansion plans to suit the market opportunity while focusing on our profitability, some of our competitors have significantly greater financial resources and may choose to invest in gaming facilities that offer a greater level of customer satisfaction.

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  Pursue strategic opportunities and acquisitions that provide superior returns.  We continue to look to invest in growth opportunities that add shareholder value while maintaining an appropriate capital structure. In 2003, we increased our focus and resources on our development efforts. We are actively pursuing opportunities to expand our asset base and increase our revenues and profitability through acquisitions, new developments, joint ventures and/or management contracts. We follow a disciplined approach to investing to ensure an appropriate return on capital and to enhance shareholder value. Acquisitions involve the expenditure of significant funds and involve a number of risks, including diversion of management attention, unanticipated problems, liabilities or contingencies and risks of entering markets in which we have limited or no direct expertise.

The Refinancing

        The offering of the outstanding notes was part of a financing plan designed to refinance a portion of our indebtedness. Through this plan, we reduced our debt service costs, extended certain of our debt maturities and increased our financial flexibility. The series of transactions consists of the following:

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  The offering.  We issued an aggregate of $350 million principal amount of the outstanding notes described in this prospectus. The net proceeds of the offering of the outstanding notes together with funds from our existing senior credit facility was used to fund a portion of the repurchase of the 10 3/4% Senior Subordinated Notes described below.

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  Repurchase of 10 3/4% Senior Subordinated Notes.  On January 30, 2004, we commenced an offer to purchase our $350 million principal amount of 10 3/4% Senior Subordinated Notes due 2009. Our offer to purchase expired on February 27, 2004. We also solicited consents that permitted us to eliminate substantially all of the restrictive covenants under the indenture governing the 10 3/4% Senior Subordinated Notes due 2009. The consent period expired on February 11, 2004. In connection with the offer to purchase and the consent solicitation, we repurchased $329.3 million, approximately 94%, of our 10 3/4% Senior Subordinated Notes due 2009. We redeemed all remaining untendered 10 3/4% Senior Subordinated Notes due 2009 on June 1, 2004.

        We are a Delaware corporation. Our principal executive offices are located at 219 Piasa Street, Alton, Illinois 62002, and our telephone number is 618-474-7500.

THE EXCHANGE OFFER

        The following summary contains basic information about this offering. It is not intended to be complete. You should read the full text and more specific details contained elsewhere in this prospectus. For a more detailed description of the notes, see "Description of the Notes."

The Exchange Offer
We are offering to exchange up to $350,000,000 in aggregate principal amount of our 7% Senior Subordinated Notes due 2014. The outstanding notes were originally issued and sold by us on February 12, 2004, in reliance on an exemption from registration under the Securities Act of 1933, as amended (the "Securities Act").
We believe you may offer the new notes for resale, resell and otherwise transfer them without compliance with the registration or prospectus delivery provisions of the Securities Act if:
	•	you are acquiring the new notes in the ordinary course of your business;
	•	you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the new notes issued to you; and
	•	you are not an affiliate, under Rule 405 of the Securities Act, of ours.
Expiration Date
The exchange offer, once commenced, will remain open for at least 20 business days and will expire at 5:00 p.m., New York City time, on , 2004, unless we decide to extend the expiration date, but in no event will we extend the expiration date past , 2004.
Conditions to the Exchange Offer	We may end or amend the exchange offer if:
	•	any legal proceeding, government action or other adverse development materially impairs our ability to complete the exchange offer;
	•	any SEC rule, regulation or interpretation materially impairs the exchange offer; or
	•	we have not obtained all necessary governmental approvals with respect to the exchange offer.

Please refer to the section in this prospectus entitled "The Exchange Offer—Conditions to the Exchange Offer" for a complete discussion of these conditions. We may waive any or all of these conditions. At this time, there are no adverse proceedings, actions or developments pending or, to our knowledge, threatened against us that would prohibit us from completing the exchange offer. Furthermore, no federal or state governmental approvals are necessary to complete the exchange offer.
Withdrawal Rights	You may withdraw the tender of your outstanding notes at any time before 5:00 p.m., New York City time, on , 2004.
Procedures for Tendering Outstanding Notes	To participate in the exchange offer, you must:
• tender outstanding notes following the procedures for book-entry transfer described on pages 36 to 37.
• complete, sign and date the accompanying letter of transmittal, or a facsimile copy of the letter of transmittal; or

You must mail or otherwise deliver the documentation and your outstanding notes to J.P. Morgan Trust Company, National Association, as exchange agent, at one of the addresses listed on the letter of transmittal.
Special Procedures for Beneficial Owners
If you hold outstanding notes registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you should contact that person promptly if you wish to tender outstanding notes. Please refer to the section in this prospectus entitled, "The Exchange Offer—Procedures for Tendering Outstanding Notes" for more specific instructions on tendering your outstanding notes.
Guaranteed Delivery Procedures
If you wish to tender your outstanding notes and you cannot get required documents to the exchange agent on time, or you cannot complete the procedure for book-entry transfer on time, you may tender your outstanding notes according to the guaranteed delivery procedures described in this prospectus under the heading "The Exchange Offer—Procedures for Tendering Outstanding Notes."

Use of Proceeds	We will not receive any proceeds from the exchange offer.
Federal Income Tax Consequences
The exchange of notes will not be a taxable event to you for United States federal income tax purposes. Please refer to the section in this prospectus entitled "Certain United States Federal Tax Considerations" for a more complete discussion of the tax consequences of tendering your outstanding notes in the exchange offer.
Exchange Agent
J.P. Morgan Trust Company, National Association is serving as exchange agent in the exchange offer. Please refer to the section in this prospectus entitled "The Exchange Offer—Exchange Agent" for more information on the exchange agent.

SUMMARY OF THE REGISTERED NOTES

        We use the term "notes" when describing provisions that apply to both the outstanding notes and the new notes. The new notes will evidence the same debt as the outstanding notes. The same indenture will govern both the outstanding notes and the new notes. Please refer to the section in this prospectus entitled "Description of the Notes" for a more complete description of the terms of the notes.

Issuer	Argosy Gaming Company.
Notes Offered	$350,000,000 aggregate principal amount of 7% Senior Subordinated Notes.
Maturity Date	January 15, 2014.
Interest Payment Dates	January 15 and July 15, beginning on July 15, 2004. Interest will accrue from the issue date of the notes.
Ranking
The new notes will be, and the outstanding notes are, our unsecured senior subordinated obligations. The new notes will rank, and the outstanding notes rank, junior to all of our existing and future senior indebtedness, including borrowings under our senior credit facility, and the new notes will rank, and the outstanding notes rank, equally with all of our existing and future senior subordinated debt. In addition, since none of our subsidiaries guarantee the notes, the new notes will be, and the outstanding notes are, effectively junior in right of payment to all existing and future indebtedness and other liabilities and commitments of our subsidiaries.

As of March 31, 2004, we had $894.6 million of indebtedness, $320.5 million of which was senior indebtedness, and our subsidiaries had $3.0 million of indebtedness (other than their obligations as co-borrowers under our senior credit facility and their guarantees of our $200.0 million aggregate outstanding 9% Senior Subordinated Notes due 2011) and $47.9 million of other liabilities, as to which the new notes will be, and the outstanding notes are, effectively junior.
Optional Redemption
We may redeem some or all of the notes beginning on January 15, 2009, at the redemption prices described in the "Description of Notes" section under the heading "Optional Redemption," plus accrued interest to the date of redemption. Before January 15, 2007, we may redeem up to 35% of the notes with the proceeds of certain sales of our capital stock at the redemption price listed in the section "Description of Notes" under the heading "Optional Redemption." However, we may only make such redemptions if at least 65% of the aggregate principal amount of notes remains outstanding after each redemption.

Mandatory Offer to Repurchase
If we experience specific kinds of changes of control, or under certain circumstances, if we sell assets, we must offer to repurchase the notes at the prices listed in "Description of Notes" under the heading "Certain Covenants."
Certain Covenants	The Indenture contains covenants that limit our ability to:
• borrow money;
• pay dividends on, redeem or repurchase our capital stock;
• make investments;
• incur liens on our assets to secure debt;
• enter transactions with affiliates;
• merge or consolidate with another company; and
• transfer or sell our assets.
These covenants are subject to important exceptions and qualifications that are described in "Description of Notes" under the heading "Certain Covenants."

During such time as the notes receive and maintain an investment grade rating from both Standard & Poor's and Moody's, covenants limiting our or our restricted subsidiaries ability to transfer or sell assets, make investments and borrow money will be suspended. See "Description of Notes—Certain Covenants—Changes in Covenants when Notes Rated Investment Grade."

Risk Factors

        You should consider carefully all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth in the section entitled "Risk Factors" for an explanation of certain risks of participating in the exchange offer.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following summary consolidated financial data has been derived from our consolidated financial statements and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and consolidated financial statements and notes thereto, included elsewhere in this prospectus.

	Years Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except ratio data)					(unaudited)	(unaudited)
Statements of Operations Data:
Casino revenues	$559,147	$658,883	$783,405	$944,724	$970,982	$240,857	$266,007
Net revenues	559,651	650,633	779,369	936,813	959,504	236,332	264,089
Income from operations	123,025	151,556	183,173	210,104	172,292	45,553	53,072
Interest expense	(48,594)	(34,768)	(67,569)	(81,305)	(75,752)	(18,947)	(18,051)
Minority interests	(34,975)	(40,466)	(4,086)	—	—	—	—
Net income (loss)	11,506	45,375	66,085	71,548	51,733	14,661	3,960
Other Data:
EBITDA(1)	$83,688	$145,260	$226,403	$257,521	$224,515	$58,236	$42,020
Depreciation and amortization	34,058	36,094	47,316	47,417	52,223	12,683	14,225
Capital expenditures	37,162	33,229	30,242	56,750	136,593	(32,834)	(30,740)
Cash provided by (used in):
Operating activities	126,653	157,787	138,479	165,613	162,896	31,811	36,829
Investing activities	(37,144)	(43,998)	(848,276)	(56,275)	(136,006)	(32,742)	(30,275)
Financing activities	(132,276)	(101,505)	707,644	(106,839)	(19,405)	2,514	(1,980)
Ratio of earnings to fixed charges(2)	2.4x	3.9x	2.6x	2.5x	2.1x	2.3x	2.3x
As of March 31, 2004
(unaudited)
(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$71,779
Total assets	1,420,751
Long-term debt including current maturities	894,575
Total stockholders' equity	309,357

(1)
EBITDA represents earnings before interest, taxes, depreciation and amortization. We believe that EBITDA is generally accepted as providing useful information regarding our ability to incur and service debt. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. For further discussion of such limitations, see "Non-GAAP Financial Measures." The reconciliation of our consolidated EBITDA is set forth below.

(2)
The ratio of earnings to fixed charges is calculated for the twelve months then ended.

RECONCILIATION OF NET INCOME TO EBITDA(2)

	For the years ended December 31,										For the three months ended March 31,
	1999		2000		2001		2002		2003		2003		2004
	(In thousands)
Net income(1)		$11,506		$45,375		$66,085		$71,548		$51,733		$14,661		$3,960
Income tax (benefit) expense		(7,600)		30,391		46,185		57,367		44,963		11,996		5,805
Interest expense, net		45,724		33,400		66,817		81,189		75,596		18,896		18,030
Property level depreciation and amortization expense:
Alton Belle Casino	4,273		5,861		5,976		6,546		6,572		1,771		1,552
Argosy Casino—Riverside	5,688		5,566		4,096		4,372		6,274		1,445		2,461
Argosy Casino—Baton Rouge	7,920		7,155		8,565		8,088		8,712		2,062		2,266
Argosy Casino—Sioux City	2,565		2,793		3,029		3,701		4,437		1,046		1,123
Argosy Casino—Lawrenceburg	13,689		14,451		14,679		13,385		12,935		3,237		3,412
Empress Casino Joliet	—		—		3,962		9,917		11,120		2,610		2,800
Corporate	(77)		268		7,009		1,408		2,173		512		611

Consolidated depreciation and amortization expense	34,058	34,058	36,094	36,094	47,316	47,316	47,417	47,417	52,223	52,223	12,683	12,683	14,225	14,225
Property level EBITDA(2):
Alton Belle Casino	27,388		38,016		40,944		34,436		23,151		8,485		4,710
Argosy Casino—Riverside	18,252		23,368		24,671		24,465		19,467		5,439		11,845
Argosy Casino—Baton Rouge	3,635		13,995		14,843		15,196		15,346		3,851		4,891
Argosy Casino—Sioux City	5,835		8,273		9,623		9,828		11,739		2,805		3,542
Argosy Casino—Lawrenceburg	116,929		126,387		131,273		129,999		125,355		29,303		36,528
Empress Casino Joliet	—		—		30,378		63,745		52,116		13,318		13,155
Corporate	(88,351)		(64,779)		(25,329)		(20,148)		(22,659)		(4,965)		(32,651)

Consolidated EBITDA(2)	$83,688	$83,688	$145,260	$145,260	$226,403	$226,403	$257,521	$257,521	$224,515	$224,515	$58,236	$58,236	$42,020	$42,020

(1)
Net income reflects $34,975, $40,466 and $4,086 of minority interests expense for the years ended December 31, 1999, 2000 and 2001, respectively, and $38,420, $1,924 and $25,277 of expense on early retirement of debt for the years ended December 31, 1999 and 2000 and the three months ended March 31, 2004, respectively.

(2)
EBITDA represents earnings before interest, taxes, depreciation and amortization. We believe that EBITDA is generally accepted as providing useful information regarding our ability to incur and service debt. EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under GAAP. For further discussion of such limitations, see "Non-GAAP Financial Measures."

SUMMARY OPERATING DATA

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	(in thousands)			(unaudited)	(unaudited)
Casino revenues
Argosy Casino Lawrenceburg	$346,432	$373,714	$410,920	$97,061	$112,002
Empress Casino Joliet	102,112	237,620	232,745	59,503	55,200
Alton Belle Casino	121,862	118,914	108,925	29,387	27,186
Argosy Casino Riverside	98,735	98,374	96,123	24,458	38,238
Argosy Casino Baton Rouge	77,164	77,239	79,942	20,059	21,695
Argosy Casino Sioux City	37,100	38,863	42,327	10,389	11,686

Total	$783,405	$944,724	$970,982	$240,857	$266,007

Net revenues
Argosy Casino Lawrenceburg	$354,237	$380,116	$415,194	$98,338	$112,933
Empress Casino Joliet	99,126	230,935	223,668	55,470	53,485
Alton Belle Casino	116,861	114,152	104,730	28,225	26,044
Argosy Casino Riverside	94,680	94,754	92,778	23,364	37,930
Argosy Casino Baton Rouge	78,044	79,122	81,993	20,835	22,351
Argosy Casino Sioux City	36,421	37,734	41,141	10,100	11,346

Total	$779,369	$936,813	$959,504	$236,332	$264,089

Income (loss) from operations
Argosy Casino Lawrenceburg	$116,594	$116,614	$112,420	$26,066	$33,116
Empress Casino Joliet	26,416	53,828	40,996	10,708	10,355
Alton Belle Casino	34,968	27,890	16,579	6,714	3,158
Argosy Casino Riverside	20,575	20,093	13,193	3,994	9,384
Argosy Casino Baton Rouge	6,278	7,108	6,634	1,789	2,625
Argosy Casino Sioux City	6,594	6,127	7,302	1,759	2,419
Corporate	(28,252)	(21,556)	(24,832)	(5,477)	(7,985)

Total	$183,173	$210,104	$172,292	$45,553	$53,072

RISK FACTORS

        In considering whether to tender your outstanding notes in the exchange offer, you should carefully consider all the information we have included in this prospectus. In particular, you should carefully consider the risk factors described below before making an investment decision.

        Investing in the notes involves a high degree of risk. The occurrence of any one or more of the following could materially adversely affect your investment in the notes or our business and operating results.

Risks Relating to the Business

  We face intense competition in each of our gaming markets.

        The United States gaming industry is intensely competitive and features many participants, including riverboat casinos, dockside casinos, land-based casinos, video lottery and poker machines not located in casinos, Native American gaming, Internet gaming and other forms of gambling in the United States. In a broader sense, our gaming operations face competition from all manner of leisure and entertainment activities, including shopping, high school, collegiate and professional athletic events, television and movies, concerts and travel.

        Gaming competition is particularly intense in each of the markets where we operate. Historically, we have been an early entrant in each of our markets; however, as competing properties have opened, our operating results in each of these markets have been negatively affected. Many of our competitors have more gaming industry experience, are larger and have significantly greater financial and other resources. In addition, some of our direct competitors in certain markets may have superior facilities and/or operating conditions in terms of: (1) amenities offered at the gaming facility and the related support and entertainment facilities; (2) more convenient parking facilities; (3) a location more favorably situated to the population base of a market and ease of accessibility to the casino site; and (4) favorable tax or regulatory factors.

        There could be further competition in our markets as a result of the upgrading or expansion of facilities by existing market participants, the entrance of new gaming participants into a market or legislative changes. We expect each market in which we participate to be highly competitive. The competitive position of each of our casino properties is discussed in detail in the subsection entitled "Gaming Market" in the "The Company—Casino Properties" section of this prospectus.

        Casino gaming is currently prohibited or restricted in several states adjacent to Indiana, Iowa and Missouri. As a result, residents of these states, principally Ohio, Kentucky, Nebraska and Kansas, comprise a significant portion of the patrons at our Lawrenceburg, Sioux City and Kansas City casinos. Legislation has been introduced in Nebraska, which, if enacted, would allow slots at racetracks and video poker in bars and keno parlors. Legislation has been filed in Kansas, which, if enacted, would allow for slot machines at racetracks and a land-based casino in Wyandotte County, near our Riverside facility. The legalization of casino gaming in Kansas would increase competition with respect to our Kansas City casino because residents of Kansas comprise a significant portion of our target market. The Ohio legislature has considered, at various times, legislation that would allow certain types of casino style gaming at Ohio racetracks. Legislation has been introduced to allow Kentucky racetracks to have slot machines. The Kentucky legislation would allow any kind of electronic games, from slots to keno to video poker as well as wide area progressives. In addition, legislation is being proposed that would permit land-based casinos in Kentucky. The legalization of casino gaming in Ohio or Kentucky would increase competition with respect to the Lawrenceburg casino because a substantial portion of the Lawrenceburg casino's customers live in Ohio and Kentucky. Enactment of such legislation could have a material adverse affect on our business.

  Our operations are highly taxed and may be subject to higher taxes in the future.

        In virtually all gaming jurisdictions, state and local governments raise considerable revenues from taxes based on casino revenues and operations. We believe that the prospect of significant additional tax revenue is one of the primary reasons why new jurisdictions have legalized gaming. We also pay property taxes, payroll taxes, franchise taxes and income taxes. Our profitability depends on generating enough revenues to pay gaming taxes and other largely variable expenses, such as payroll and marketing, as well as largely fixed expenses such as our property taxes and interest expense. From time to time, state and local governments have increased gaming taxes and such increases can significantly impact the profitability of gaming operations. For example, in June 2002, the legislatures in Indiana and Illinois changed the gaming and admission tax rates for casino operators. Then, in its 2003 legislative session, the Indiana General Assembly imposed a retroactive wagering tax on all riverboat casinos, moving the effective date of the 2002 graduated wagering tax from August 1, 2002 to July 1, 2002. The Indiana Department of Revenue has assessed this retroactive tax on the riverboat casinos, without providing an offset for taxes paid at a higher tax rate during that one-month period, and, effective July 1, 2003, Illinois again enacted new legislation increasing gaming and admission tax rates. In February 2004, the Iowa Supreme Court ruled unconstitutional a state law that taxed slot machines at racetrack casinos at a higher rate than slot machines on riverboat casinos. We cannot predict how the Iowa legislature will respond to this decision, but changes to the Iowa gaming tax rates are possible. The large number of state and local governments with significant current or projected budget deficits makes it more likely that those governments that currently permit gaming will seek to fund such deficits with new or increased gaming taxes, and worsening economic conditions could intensify those efforts. Any material increase, or the adoption of additional taxes or fees, could have a material adverse effect on our future financial results.

        For a more detailed description of the tax and regulatory environments affecting us, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus and the subsections entitled "Regulatory" in the "The Company—Casino Properties" section of this prospectus.

  Our operations are strictly regulated by state and local authorities.

        Licensing and Regulation by Gaming and Local Authorities.    The ownership and operation of casino gaming facilities are subject to extensive state and local regulation. These regulations apply not only to us, but also to our subsidiaries, stockholders and officers and directors. The Illinois Gaming Board, the Indiana Gaming Commission, the Iowa Racing and Gaming Commission, the Louisiana Gaming Control Board and the Missouri Gaming Commission (herein collectively referred to as "Applicable Gaming Commissions") have broad discretion to, among other things, limit, condition, suspend, fail to renew or revoke a gaming license or approval to own an equity interest in us or our subsidiaries, for any cause they deem reasonable. The suspension, failure to renew or revocation of any of our licenses or the levy on us of substantial fines or forfeiture of assets would have a material adverse effect on our business.

        To date, we have obtained all governmental licenses, registrations, permits and approvals necessary for the operation of our current gaming activities. Gaming licenses and related approvals are deemed to be privileges under the laws of our licensing states. We cannot assure you that the Applicable Gaming Commissions will renew or not revoke our existing licenses or that they will grant us any new licenses, permits or approvals that may be required in the future. In addition, the loss of a license in one jurisdiction could trigger the loss of a license or affect our eligibility for a license in another jurisdiction. The approval of the Applicable Gaming Commissions is required for any material debt or equity financing. Although we obtained approval for the issuance of the notes, we cannot assure you that we will obtain the required approvals for future financings.

        Risk of Adverse Changes in Laws and Regulations.    Regulations governing the conduct of gaming activities and the obligations of gaming companies in any jurisdiction in which we have gaming operations are subject to change and could impose additional operating, financial or other burdens on the way we conduct our business. Moreover, legislation to prohibit or limit gaming may be introduced in the future in states where gaming has been legalized. In addition, from time to time, legislators and special interest groups have proposed legislation that would expand, restrict or prevent gaming operations in the jurisdictions in which we operate. From time to time, certain anti-gaming groups also propose referenda that, if adopted, could limit our ability to continue to operate in those jurisdictions in which such referenda are adopted. The enactment of any such legislation or adverse regulatory changes in jurisdictions where we operate gaming facilities could have a material adverse effect on our business.

        The concentration and evolution of the slot machine manufacturing industry could impose additional costs on us.

        A majority of our revenues are attributable to slot machines operated by us at our casinos. It is important, for competitive reasons, that we offer the most popular and up to date slot machine games with the latest technology to our customers.

        We believe that a substantial majority of the slot machines sold in the U.S. in 2003 were manufactured by a few select companies. In addition, we believe that one company in particular provided a majority of all slot machines sold in the U.S. in 2003.

        In recent years, the prices of new slot machines have escalated faster than the rate of inflation. Furthermore, in recent years, slot machine manufacturers have frequently refused to sell slot machines featuring the most popular games, instead requiring participating lease arrangements in order to acquire the machines. Participation slot machine leasing arrangements typically require the payment of a fixed daily rental. Such agreements may also include a percentage payment of coin-in or net win. Generally, a participating lease is substantially more expensive over the long term than the cost to purchase a new machine.

        For competitive reasons, we may be forced to purchase new slot machines or enter into participating lease arrangements that are more expensive than our current costs associated with the continued operation of our existing slot machines. If the newer slot machines do not result in sufficient incremental revenues to offset the increased investment and participating lease costs, it could hurt our profitability.

        Flooding, mechanical failure, severe weather conditions or collision could decrease attendance, increase expenses and interrupt service at our casinos.

        Our revenues are generated primarily by gaming operations conducted in casinos located on or adjacent to rivers. As a result, any of our facilities could be lost from service for a variety of reasons, including casualty, forces of nature, mechanical failure or extended or extraordinary maintenance. In addition, several of our casinos are subject to risks generally associated with the movement of vessels on inland waterways, including risks of collision or casualty due to river turbulence and traffic.

        Our casinos operate in areas which are subject to periodic flooding that has caused us to experience decreased attendance and increased operating expenses. Any flood or other severe weather condition could lead to the loss of use of a casino facility for an extended period. Although we have business interruption insurance at our properties and our land-based assets are covered by flood insurance, the loss of any casino from service, the inability to use a dockside facility or the loss of parking or land-based facilities could have a material adverse effect on our financial results.

        We continue to conduct gaming operations from riverboat facilities in Lawrenceburg, Alton, Baton Rouge and Sioux City. U.S. Coast Guard regulations require a hull inspection for all of our riverboats at five-year intervals. In the event that one of our riverboats failed its inspection, the regulations would require us to remove the vessel from service for repairs.

        Acquisitions could have a material adverse effect on our business, results of operations or financial condition.

        We may, from time to time, pursue acquisitions of businesses that complement or expand our existing business. We evaluate potential acquisition opportunities from time to time, including those that could be material in size and scope. There can be no assurance that the anticipated economic, operational and other benefits of any future acquisition will be achieved. In addition, acquisitions may involve the expenditure of significant funds and involve a number of risks, including diversion of management attention, unanticipated problems, liabilities or contingencies and risks of entering markets in which we have limited or no direct expertise. The occurrence of some or all of these events could have a material adverse effect on our business, results of operations or financial condition. We cannot assure you that if one or more acquisitions are completed, the acquired businesses will generate sufficient revenue to offset the associated costs or other adverse effects.

        Our ability to service our debt is substantially dependent upon the continued success of our Lawrenceburg casino.

        During the three months ended March 31, 2004, the Lawrenceburg casino represented 43% of our net revenues and 54% of our EBITDA. Our ability to meet our operating and debt service requirements is substantially dependent upon the continued success of the Lawrenceburg casino. The Lawrenceburg casino's operations could be adversely affected by numerous factors including:

  •
  risks related to local and regional economic and competitive conditions, such as a decline in the number of visitors to the Lawrenceburg casino, a downturn in the overall economy in the market, a decrease in gaming activities in the market or an increase in competition;

  •
  changes in local and state governmental laws and regulations (including changes in laws and regulations affecting gaming operations and taxes) applicable to the Lawrenceburg casino;

  •
  the occurrence of natural disasters, including flooding along the Ohio River; and

  •
  impeded access to the Lawrenceburg casino due to weather, floods, road construction or closures of primary access routes.

        Terrorism and the uncertainty of war, as well as other factors affecting discretionary consumer spending, may harm our operating results.

        The strength and profitability of our business depends on consumer demand for hotel casino resorts and gaming in general and for the type of amenities we offer. General downturns in economic conditions and changes in consumer preferences or discretionary consumer spending could harm our business. The terrorist attacks of September 11, 2001, and ongoing terrorist and war activities in the United States and elsewhere, have had a negative impact on travel and leisure expenditures, including lodging, gaming (in some jurisdictions) and tourism. An extended period of reduced discretionary spending could significantly harm our operations.

        Also, the terrorist attacks of September 11, 2001 have substantially affected the availability, scope of coverage and cost of insurance for certain types of damages or occurrences. We cannot assure you that we will be able to obtain any insurance coverage with respect to occurrences of terrorist acts and any losses that could result from these acts. This could expose us to heavy losses in the event that any damages occur, directly or indirectly, as a result of terrorist attacks and have a significant negative impact on our operations.

Risks Relating to the Notes and the Exchange Offer

        Our substantial indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under these notes.

        We have a substantial amount of indebtedness and, as a result, significant debt service obligations. At March 31, 2004, we had outstanding debt of $894.6 million. Our senior credit facility and the indentures governing our notes will permit us to incur additional indebtedness.

        Our substantial indebtedness could have important consequences to our business. For example, it could:

  •
  make it more difficult for us to perform our financial obligations, including those with respect to these notes;

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing amounts available for working capital, capital expenditures and other general corporate purposes;

  •
  limit our flexibility in planning for, or reacting to changes in our business and the industry in which we operate;

  •
  place us at a competitive disadvantage compared to our competitors that have less debt; and

  •
  limit our ability to borrow additional funds.

        We will require a significant amount of cash to service our indebtedness, including the notes. Our ability to generate cash depends on many factors beyond our control.

        Our ability to make payments on and to refinance our indebtedness, including the notes and borrowings under our senior credit facility, will depend on our ability to generate cash in the future. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

        We cannot assure you that our business will generate sufficient cash flow or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs including the possible expansions and maintenance of our casinos and future developments. We may need to refinance all or a portion of our indebtedness, including the notes and the senior credit facility, on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

        Despite our significant indebtedness, we and our subsidiaries may still be able to incur substantially more debt. This could further exacerbate the risks described above.

        We and our subsidiaries may be able to incur substantial additional indebtedness in the future. We expect to incur additional indebtedness, including additional borrowings under our senior credit facility. All of the borrowings under our senior credit facility will be senior to the notes. If additional new debt is added to our current debt levels, the related risks that we now face could intensify.

        Your right to receive payments on the notes is junior to the senior credit facility and possibly all of our future borrowings.

        The notes are junior to all of our existing and future indebtedness, other than trade payables and any future indebtedness that expressly provides that it ranks equal with or junior to the notes. As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding, the holders of senior indebtedness will be entitled to be paid in full in cash before any payment may be made on the notes.

        In addition, all payments on the notes will be blocked in the event of a payment default under the senior credit facility and may be blocked for up to 179 of 360 consecutive days in the event of non-payment defaults on senior debt. In the event of a default on the notes and any resulting acceleration of the notes, the holders of senior indebtedness then outstanding will be entitled to payment in full in cash before any payment or distribution may be made with respect to the notes.

        In the event of a bankruptcy, liquidation, reorganization or similar proceeding, you will participate with trade creditors and all other holders of subordinated indebtedness in the assets remaining after we have paid all of the senior debt. However, because the indenture requires that amounts otherwise payable to holders of the notes in a bankruptcy or similar proceeding be paid to holders of senior debt instead, you may receive less, ratably, than holders of trade payables in any such proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors and holders of notes may receive less, ratably, than the holders of senior debt.

        As of March 31, 2004, the notes were subordinated to $320.5 million of senior debt and, subject to compliance with debt incurrence covenants, approximately $116.9 million was available for borrowing as additional senior debt under the senior credit facility.

        In addition to the notes being junior to our senior credit facility and possibly all of our future borrowings, the notes are not secured by any of our assets or the assets of our subsidiaries. Further, our assets secure our senior credit facility and could possibly secure other debt. Your right to receive payments on the notes is effectively junior to those lenders who have a security interest in our assets and the assets of our subsidiaries.

        In addition to being subordinated to all of our existing and future indebtedness, other than trade payables and any future indebtedness that expressly provides that it ranks equal with, or subordinated in right of payment to, the notes, the notes are not secured by any of our assets or any of the assets of our subsidiaries. Our obligations under the senior credit facility are secured by liens on substantially all of our assets and the assets of our subsidiaries. If we become insolvent or are liquidated, or if payment under the senior credit facility or of other secured obligations is accelerated, the lenders under the senior credit facility or the obligees with respect to the other secured obligations will be entitled to exercise the remedies available to a secured lender under applicable law and the applicable agreements and instruments. Accordingly, our secured lenders will have a prior claim with respect to our pledged assets and the assets of our subsidiaries and there may not be sufficient assets remaining to pay amounts due on the notes then outstanding.

  The notes are effectively subordinated to all indebtedness of our subsidiaries.

        We have no direct operations and no significant assets other than ownership of the stock of our subsidiaries. Because we conduct our operations through our subsidiaries, we depend on those entities for dividends and other payments to generate the funds necessary to meet our financial obligations, including payments of principal and interest on the notes. Since none of our subsidiaries guarantee the notes, the notes are effectively junior in right of payment to all of our existing and future indebtedness and other liabilities and commitments of our subsidiaries. In addition, our subsidiaries have no obligation, contingent or otherwise, to pay amounts due under the notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. In the event of a bankruptcy, liquidation, reorganization or other winding up of any of our subsidiaries, holders of indebtedness and trade creditors of our subsidiaries will generally be entitled to payment of their claims from the assets of our subsidiaries before any assets are made available for distribution to us. Legal and contractual restrictions in agreements governing current and future indebtedness of our subsidiaries, as well as the financial condition and operating requirements of our subsidiaries, may limit our ability to obtain cash from our subsidiaries.

        As of March 31, 2004, our subsidiaries had $3.0 million of indebtedness (other than their obligations as co-borrowers under our senior credit facility and their guarantees of our $200.0 million aggregate outstanding 9% Senior Subordinated Notes due 2011) and $47.9 million of other liabilities, as to which the notes are effectively junior. We cannot assure you that such agreements will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund the interest and principal payments on the notes when due.

        Restrictive covenants in our senior credit facility and indentures may restrict our ability to pursue our business strategies. Our ability to comply with these restrictions depends on many factors beyond our control.

        The indentures governing our two series of senior subordinated notes and our senior credit facility include certain restrictive covenants that, among other things, restrict our ability to:

  •
  borrow money;

  •
  pay dividends on, redeem or repurchase our capital stock;

  •
  make investments;

  •
  incur liens on our assets to secure debt;

  •
  enter transactions with affiliates;

  •
  merge or consolidate with another company; and

  •
  transfer or sell our assets.

        We are also required by our senior credit facility to maintain certain financial ratios as follows: (1) Total Funded Debt to EBITDA Ratio of a maximum of 4.25 to 1.0; (2) Senior Leverage Ratio of a maximum of 2.50 to 1.0; and (3) Fixed Charge Ratio of a minimum of 1.25 to 1.0. As of March 31, 2004, we were in compliance with these ratios. As of March 31, 2004, subject to the limitations imposed by these ratios and our debt incurrence covenant, availability under the senior credit facility was approximately $116.9 million. All of these restrictive covenants may restrict our ability to make capital expenditures or to pursue other business strategies. Our ability to comply with these and other provisions of the indentures and the senior credit facility may be affected by changes in business condition or results of operations, adverse regulatory developments or other events beyond our control. The breach of any of these covenants could result in a default under our indebtedness, which could cause those obligations to become due and payable. If we default under our senior credit facility, we could be prohibited from making payments with respect to the notes until the default is cured or all indebtedness under the senior credit facility or other senior debt is paid in full. If our indebtedness were to be accelerated, there can be no assurance that we would be able to repay it.

        Our senior credit facility restricts our ability to purchase notes. Further, we may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

        Upon the occurrence of change of control events specified in the indenture, we are required to offer to repurchase all outstanding notes. Events constituting a change of control, which are more particularly described under the heading "Description of the Notes—Covenants—Repurchase of Notes upon a Change of Control," generally include: (i) the acquisition by a person or group, other than certain of our directors, of more than 50% of our fully diluted voting power; (ii) certain changes in the composition of our Board of Directors; (iii) the sale or other disposition, other than through a merger or consolidation, of all or substantially all of our consolidated assets; and (iv) the adoption of a plan of liquidation or dissolution of the company. Certain important corporate events, such as leveraged recapitalizations, do not constitute a change of control under the indenture. The terms of our senior credit facility generally restrict us from purchasing notes and also provide that specific change of control events will be a default under that agreement. Any future credit or other debt agreements to which we become a party may contain similar restrictions and provisions. If a change of control occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our lenders to purchase the notes or we could attempt to refinance the debt that contains that prohibition. However, we cannot assure you that we will be able to obtain lender consent or refinance those borrowings. Even if such a consent were obtained or the debt is refinanced, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes. Our failure to purchase the notes would be a default under the indenture that would, in turn, be a default under our senior credit facility and, potentially, other senior debt. If the senior debt were to be accelerated, we may be unable to repay these amounts and make the required repurchase of notes.

        You may find it difficult to sell your new notes because no public trading market for these new notes exists.

        No public market exists for the new notes, and a market offering liquidity may never develop. The new notes will be registered under the Securities Act, but we do not intend to list the registered notes on any national securities exchange or to seek the new notes for quotation through the Nasdaq Stock Market, Inc. In addition, the new notes will not be eligible for trading on the PORTAL Market. If the new notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, our performance and other factors. You cannot be sure that an active trading market will develop for these new notes. You should also be aware that you may be required to bear the financial risks of such investment for an indefinite period of time.

        General declines in the market for similar securities may also adversely affect the liquidity of, and trading market for, the new notes. Such a decline may adversely affect such liquidity and trading markets independent of our financial performance and prospects.

        If you do not exchange your outstanding notes for the new notes, your notes will continue to have restrictions on transfer.

        If you do not exchange your outstanding notes for the new notes in the exchange offer, or if your outstanding notes are tendered but not accepted, your notes will continue to have restrictions on transfer. In general, you may offer or sell any outstanding notes only if the notes are registered under the Securities Act and applicable state laws, or resold under an exemption from these laws. We do not intend to register the outstanding notes under the Securities Act.

        The issuance of the new notes may adversely effect the market for the outstanding notes.

        If the outstanding notes are tendered for exchange, the trading market for untendered and tendered but unaccepted outstanding notes could be adversely affected. Please refer to the section in this prospectus entitled "The Exchange Offer-Consequences of Failure to Exchange."

USE OF PROCEEDS

        We will not receive any proceeds from the exchange offer. In consideration for issuing the new notes, we will receive in exchange outstanding notes of like principal amount, the terms of which are substantially identical in all material respects to the new notes. The outstanding notes surrendered in exchange for new notes will be retired and canceled and cannot be reissued. Accordingly, issuance of the new notes will not result in any increase in our indebtedness. We have agreed to bear the expenses of the exchange offer. No underwriter is being used in connection with the exchange offer.

        Together with the funds available under the senior credit facility, we used the proceeds from the sale of the outstanding notes to repurchase $329.3 million, approximately 94%, of our outstanding 10 3/4% Senior Subordinated Notes due 2009 and to pay tender offer premium, commissions, fees and expenses associated with the refinancing. We redeemed all remaining 10 3/4% Senior Subordinated Notes due 2009 on June 1, 2004. For further information with respect to the interest rates and maturity dates of our existing indebtedness, see "Description of Certain Indebtedness."

CAPITALIZATION

        The following table sets forth our capitalization as of March 31, 2004. Please read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes included in this prospectus.

	March 31, 2004
	Actual
	(in thousands) (unaudited)
Cash and cash equivalents	$71,779

Current maturities of long-term debt	$3,748

Long-term debt
Senior credit facility	317,788
10 3/4% Senior Subordinated Notes due 2009	20,992	(1)
9% Senior Subordinated Notes due 2011	200,000
7% Senior Subordinated Notes due 2014	350,000
Other	2,047

Total long-term debt	890,827

Stockholders' equity:
Common stock; $.01 par value per share; 120,000,000 shares authorized; 29,399,845 shares issued and outstanding as of March 31, 2004	294
Capital in excess of par	94,146
Accumulated other comprehensive (loss)	(1,384)
Retained earnings	216,301

Total stockholders' equity	309,357

Total capitalization	$1,203,932

(1)
The remaining outstanding 10 3/4% Senior Subordinated Notes due 2009 were redeemed on June 1, 2004.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        Our selected consolidated financial data presented below under the captions "Statements of Operations Data" and "Balance Sheet Data" for and as of the end of each of the five years ended December 31, 2003 are derived from our Consolidated Financial Statements, which have been audited by Ernst & Young LLP, independent auditors. Information related to the three month periods ended March 31, 2003 and 2004 was derived from our unaudited consolidated financial statements. You should read the following information in conjunction with the consolidated financial statements and notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" and related notes included elsewhere in this prospectus.

	Years Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)	(unaudited)
	(in thousands, except per share data)
Statements of Operations Data:
Revenues:
Casino	$559,147	$658,883	$783,405	$944,724	$970,982	$240,857	$266,007
Admissions	18,893	18,998	18,465	11,421	15,548	3,005	5,360
Food, beverage and other	57,998	66,146	82,060	97,905	97,932	24,760	26,460

	636,038	744,027	883,930	1,054,050	1,084,462	268,622	297,827
Less: promotional allowances	(76,387)	(93,394)	(104,561)	(117,237)	(124,958)	(32,290)	(33,738)

Net revenues	559,651	650,633	779,369	936,813	959,504	236,332	264,089

Costs and expenses:
Gaming and admission taxes	151,964	175,841	214,898	289,802	335,172	79,857	91,578
Casino	85,845	96,297	111,014	139,466	131,725	34,146	32,574
Selling, general and administrative	95,365	107,240	126,987	138,105	150,439	35,789	44,176
Food, beverage and other	41,528	46,575	58,500	70,368	70,158	17,798	18,601
Other operating expenses	27,866	30,230	37,481	41,551	40,995	10,506	9,863
Depreciation and amortization	34,058	36,094	47,316	47,417	52,223	12,683	14,225
Write-down of assets	—	6,800	—	—	6,500	—	—

Income from operations	123,025	151,556	183,173	210,104	172,292	45,553	53,072
Interest expense, net	(45,724)	(33,400)	(66,817)	(81,189)	(75,596)	(18,896)	(18,030)
Loss on extinguishment of debt	(38,420)	(1,924)	—	—	—	—	(25,277)

Income before minority interests and income taxes	38,881	116,232	116,356	128,915	96,696	26,657	9,765
Minority interests	(34,975)	(40,466)	(4,086)	—	—	—	—
Income tax benefit (expense)	7,600	(30,391)	(46,185)	(57,367)	(44,963)	(11,996)	(5,805)

Net income	11,506	45,375	66,085	71,548	51,733	14,661	3,960
Preferred stock dividends and accretion	(27)	—	—	—	—	—	—

Net income attributable to common shareholders	$11,479	$45,375	$66,085	$71,548	$51,733	14,661	3,960

Diluted income per share	$0.40	$1.56	$2.25	$2.43	$1.76	$0.50	$0.13
Weighted-average diluted shares outstanding	28,921	29,144	29,315	29,439	29,381	29,199	29,562
	As of December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
						(unaudited)	(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$47,090	$59,374	$57,221	$59,720	$67,205	$61,303	$71,779
Total assets	566,860	537,236	1,311,687	1,318,565	1,411,872	1,341,275	1,420,751
Long-term debt including current maturities	379,373	276,336	999,152	890,784	870,158	893,084	894,575
Total stockholders' equity	58,245	103,952	178,002	246,000	303,244	260,712	309,357

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Overview

        We own and operate the Alton Belle Casino in Alton, Illinois; the Empress Casino Joliet in Joliet, Illinois; the Argosy Casino in Riverside, Missouri; the Argosy Casino in Baton Rouge, Louisiana; the Argosy Casino in Sioux City, Iowa; and the Argosy Casino in Lawrenceburg, Indiana.

        In 2004 and 2003, we invested capital to enhance our product offering and expand our capacity in our products. We opened our approximately $105 million casino facility in Riverside on December 11, 2003 and have seen a significant increase in revenues. Net revenues for the three months ended March 31, 2004 for Riverside increased $14.6 million, or 62.3% compared to the three months ended March 31, 2003. In May 2003, we opened an approximately $43 million barge-based facility in Joliet. In spite of this investment, Joliet net revenues decreased 3.6% for three months ended March 31, 2004 over the three months ended March 31, 2003 due to the increase in gaming taxes in the state of Illinois and the subsequent operating measures taken by the Company as described below. In February 2003, we completed an approximately $6 million renovation in Sioux City which helped lead to an increase in their net revenues of 12.3% for three months ended March 31, 2004 over the three months ended March 31, 2003.

        Year over year results are impacted by the enactment of higher gaming and admission tax rates in Illinois effective July 1, 2003. Our consolidated effective gaming and admission tax rates (as a percent of net revenues) for the three months ended March 31, 2004 and 2003 were 34.7% and 33.8%, respectively. For the three months ended March 31, 2004, our income from operations increased 16.5%, or $7.5 million, and our operating margins improved from 19.3% to 20.1% as compared to the three months ended March 31, 2003. These increases were the result of increased revenues at all of our facilities except our Illinois locations. For example, Riverside net revenues increased 62.3% as we opened our new expanded casino in December 2003 and our Lawrenceburg casino's net revenues increased 14.8%. Our Illinois facilities' net revenues were lower due to implementation of reduced hours of operation of both casinos and restaurants, changes in product mix, significant revisions to certain marketing programs and Joliet implementing an admission fee to minimize the impact of increased gaming and admission tax rates in Illinois. Our operating expenses increased due primarily to higher state gaming and admission taxes due to increased revenues and rate increases in Illinois.

        We also continue to invest in coinless or "TITO" slot machines, which, when implemented, are more convenient to our customers and result in operational efficiencies. As of March 31, 2004, approximately 85% of our total slot machines are TITO-capable and approximately 60% of our total slot machines are TITO-operational. We believe that going forward the convenience and efficiency of TITO machines will have a positive impact on our casino revenues as well as on operating expenses. Pending final regulatory approvals, we expect to be substantially TITO operational in 2004.

        In February 2004, we refinanced a portion of our existing indebtedness with net proceeds from the issuance of the outstanding notes, together with funds from our senior credit facility. These funds were used to repurchase $329.3 million, approximately 94%, of our 10 3/4% senior subordinated notes due 2009. We called the remaining $20.7 million of 10 3/4% senior subordinated notes due 2009 and retired them on June 1, 2004. Associated with this refinancing, we incurred a pretax charge in the first quarter of 2004 of $25.3 million for costs associated with the early redemption of our 10 3/4% senior subordinated notes due 2009. We incurred approximately $1.1 million in premiums related to calling the remaining 10 3/4% senior subordinated notes due 2009.

        Legislative uncertainties present challenges and risks to our ongoing operations. For example, casino gaming is currently prohibited or restricted in several states adjacent to Indiana, Iowa and Missouri, and residents of those states comprise a significant portion of the patrons at our

Lawrenceburg, Sioux City and Riverside casinos. Legislation has been proposed in various states that would permit certain types of casino-style gaming. If this legislation were approved in states adjacent to our properties, it would result in increased competition with respect to significant portions of our target markets. Furthermore, the large number of state and local governments with significant current or projected budget deficits make it more likely that those governments that permit gaming will seek to fund such deficits with new or increased gaming taxes. To address these legislative risks, we must regularly adjust our business strategies and adapt our casino operations.

Casino and Net Revenues

	Years Ended December 31,			Three months ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)	(unaudited)
	(in thousands)
Casino Revenues
Argosy Casino Lawrenceburg	$346,432	$373,714	$410,920	$97,061	$112,002
Empress Casino Joliet (1)	102,112	237,620	232,745	59,503	55,200
Alton Belle Casino	121,862	118,914	108,925	29,387	27,186
Argosy Casino Riverside	98,735	98,374	96,123	24,458	38,238
Argosy Casino Baton Rouge	77,164	77,239	79,942	20,059	21,695
Argosy Casino Sioux City	37,100	38,863	42,327	10,389	11,686

Total	$783,405	$944,724	$970,982	$240,857	$266,007

Net Revenues
Argosy Casino Lawrenceburg	$354,237	$380,116	$415,194	$98,338	$112,933
Empress Casino Joliet (1)	99,126	230,935	223,668	55,470	53,485
Alton Belle Casino	116,861	114,152	104,730	28,225	26,044
Argosy Casino Riverside	94,680	94,754	92,778	23,364	37,930
Argosy Casino Baton Rouge	78,044	79,122	81,993	20,835	22,351
Argosy Casino Sioux City	36,421	37,734	41,141	10,100	11,346

Total	$779,369	$936,813	$959,504	$236,332	$264,089

(1)
Amounts for 2001 reflect five months of operations after our purchase of the Empress Casino Joliet on July 31, 2001.

Three months ended March 31, 2004 compared to three months ended March 31, 2003

        The following is a discussion of the operating results of each of our properties:

        Lawrenceburg—Net revenues increased $14.6 million, primarily consisting of the following: casino revenues increased $14.9 million, or 15.4%, to $112.0 million and admission revenues increased $0.3 million due to increases in admissions of 11.2% and win/admission of 4% and revisions to our marketing programs, offset by an increase in promotional allowances of $1.4 million across all lines of complimentary programs due to changes in marketing programs and overall increases in casino revenues. Operating expenses increased $7.6 million to $79.8 million from $72.2 million primarily in the following areas: gaming and admissions taxes increased $4.9 million due to our increase in casino revenues and selling, general and administrative ("SG&A") expense increased $2.8 million due primarily to an increase of $1.6 million in city development fees corresponding to the increase in revenues.

        Riverside—Net revenues increased $14.6 million consisting of: casino revenues increased $13.8 million, or 56.3%, to $38.2 million due to our renovation of the property that opened in December 2003 which included a 53% increase in gaming capacity, renovation of the pavilion and increased food and beverage facilities. Admissions increased 48% and win/admission increased 6%. Food, Beverage and Other ("FB&O") revenue increased $2.3 million to $4.6 million due to our new restaurants, the increase in admissions with the opening of our new casino and limited food service during the first quarter 2003 due to renovations in our buffet. With this increase in revenues and patrons, our promotional allowances increased $1.5 million (ratably less than our revenue increase), primarily in our complimentary food program.

        Operating expenses increased $9.2 million in the following areas: gaming and admission taxes increased $3.5 million corresponding with our increase in revenues and admissions with the opening of our new casino in December 2003, SG&A expense and casino expense increased $2.1 million and $1.0 million, respectively, with our expanded casino operations, FB&O expense increased $1.5 million due to our expanded restaurant operations and the increase in patrons with our expanded overall facility and depreciation and amortization expense increased $1.0 million due to the project capital placed in service with the opening of our new casino in December 2003.

        Joliet—Net revenues decreased $2.0 million consisting of: a decrease in casino revenues of $4.3 million, or 7.2%, to $55.2 million due to the implementation of reduced hours of operations, the implementation of an admission fee and changes in marketing efforts commencing in August 2003 in response to Illinois tax legislation increasing gaming and admission tax rates effective July 2003, admission revenues were $2.0 million in 2004 compared with no admission revenues in 2003 due to the commencement of an admission fee in August 2003, a decrease in FB&O revenues of $1.4 million due to the reduced admissions and a decrease in promotional allowances of $1.7 million, consisting of decreases in our marketing and food programs of $3.1 million and an increase in complimentary admissions of $1.6 million.

        Operating expenses decreased $1.6 million consisting primarily of: casino expense and other operating expense decreased $1.4 million and $0.8 million, respectively, due to the operational changes implemented in response to the Illinois tax legislation increasing gaming and admission tax rates, FB&O expense decreased $1.0 million corresponding to our decrease in revenues, offset by increased gaming and admission taxes of $1.2 million due to the increased tax rates in Illinois.

        Alton—Net revenues decreased $2.2 million as casino revenues decreased $2.2 million, or 7.5%, to $27.2 million due to increased competitive pressures in the St. Louis market and the implementation of reduced hours commencing in August 2003 in response to the Illinois tax legislation. Operating expenses increased $1.4 million due to gaming and admission taxes increasing $1.4 million due to the increased tax rates in Illinois.

        Baton Rouge—Net revenues increased $1.5 million consisting of an increase in casino revenues of $1.6 million, or 8.2%, to $21.7 million due primarily to an increase in win/admission. Operating expenses increased $0.7 million primarily due to an increase in gaming and admission taxes of $0.3 million corresponding with the increase in casino revenues. The remaining increase in operating expenses is spread throughout other areas primarily corresponding with our increase in revenues.

        Sioux City—Net revenues increased $1.2 million consisting of an increase in casino revenues of $1.3 million, or 12.5%, to $11.7 million due primarily to the positive impact of property renovations completed in the first quarter 2003. Operating expenses increased $0.6 million as gaming and admissions taxes increased $0.4 million corresponding to the increase in casino revenues. The remaining increase in operating expenses is spread throughout other areas primarily corresponding with our increase in revenues.

        Corporate—Operating expenses increased $2.5 million consisting primarily of an increase in SG&A expense.

        Other overall company costs were as follows:

        Other Income (Expense)—Net interest expense decreased $0.9 million to $18.0 million, which is primarily attributable to the refinancing, in February 2004, of our 10 3/4% Notes with new 7% Notes due 2014. We also had capitalized interest of $0.8 million related to our casino construction projects for the three months ended March 31, 2003 compared to no capitalized interest for the three months ended March 31, 2004 as these assets were placed in service during 2003. Associated with this debt refinancing, we incurred $25.3 million in net premiums and fees for the three months ended March 31, 2004.

        Income Tax Expense—Income tax expense decreased $6.2 million to $5.8 million as pretax earnings declined primarily due to the expense incurred related to the early retirement of our 10 3/4% Notes. Our overall effective tax rate is higher for the three months ended March 31, 2004 compared to the three months ended March 31, 2003 due to recording a tax benefit related to this debt refinancing at a rate lower than our overall effective tax rate. Our effective tax rate would have been the same in both years had this debt refinancing not occurred.

Year ended December 31, 2003, compared to year ended December 31, 2002

        The following is a discussion of the operating results of each of our properties:

        Lawrenceburg—Net revenues increased $35.1 million, consisting of the following: casino revenues increased $37.2 million, or 10.0%, to $410.9 million and admission revenues and FB&O revenues increased a combined $2.3 million. Promotional allowances increased $4.4 million across all lines of complimentary programs due to changes in marketing programs and overall increases in casino revenues. Operating expenses increased $39.3 million to $302.8 million from $263.5 million primarily in the following areas: gaming and admissions taxes increased $33.9 million due to an increase in the gaming tax rates effective with dockside gaming and the increase in revenues. Included in this increase is a $5.9 million charge due to new legislation in June 2003 amending the calculation of the 2002 increase in Indiana gaming taxes. SG&A expense increased $5.7 million due primarily to an increase of $5.2 million in city development fees corresponding to the increase in revenues.

        Joliet—Upon the opening of our new barge-based casino in May 2003, our net revenues increased for a short period; however, since the implementation of reduced hours of operations, the implementation of an admission fee and changes in marketing efforts commencing in August 2003 in response to Illinois tax legislation increasing gaming and admission tax rates effective July 2003, our net revenues decreased approximately 6% (September through December 2003) from 2002 levels. For the year ended December 31, 2003, net revenues decreased $7.3 million as follows: casino revenues decreased $4.9 million, or 2.1%, to $232.7 million and FB&O revenues decreased $1.5 million to $19.9 million due to facility renovations by two competitors in 2002, commencement of dockside gaming in Indiana in August 2002 and the operational changes discussed previously. Admission revenues were $2.8 million in 2003 compared with no admission revenues in 2002 due to the commencement in August 2003 of the admission fee referenced above. Promotional allowances increased $3.7 million as we increased our promotional spending prior to the opening of our new barge-based casino as well as in reaction to increased competitive pressures in the first part of 2003.

        Operating expenses increased $5.5 million as follows: Although our casino revenues decreased, gaming and admission taxes increased $7.2 million due to the increased tax rates in Illinois. SG&A expense increased $1.5 million primarily due to increases in advertising and promotions in association with the opening of our barge-based casino. Depreciation and amortization expense increased $1.2 million due to accelerated depreciation related to planned asset retirements and our expanded asset base with the opening of our new barge-based casino. In addition, as a result of the increased gaming and admission tax rates enacted by the state of Illinois, we have decided not to further develop additional barge platforms under construction for our expansion project initially planned at our Joliet facility. Therefore, during 2003, we recorded a $6.5 million write-down of these barge platforms to their estimated net realizable value. These operating expense increases were offset by the following decreases in operating expenses: casino expense decreased $6.1 million and other operating expenses decreased $1.8 million due to the operational changes implemented in response to the Illinois tax legislation increasing gaming and admission tax rates. FB&O expense decreased $3.0 million corresponding to our reduced revenues and reduced payroll costs resulting from our operational changes.

        Alton—Net revenues decreased $9.4 million consisting of: casino revenues decreasing $10.0 million, or 8.4%, to $108.9 million due to increased competitive pressures in the St. Louis market and the implementation of reduced hours commencing in August 2003 in response to the Illinois tax legislation discussed in our Joliet summary, FB&O revenues remaining constant at $9.2 million and promotional allowances decreasing $0.5 million due to the operational changes implemented as discussed previously. Operating expenses increased $1.9 million in two primary areas: although casino revenues were down, gaming and admission taxes increased $4.0 million due to the increased tax rates in Illinois and casino expense decreased $1.1 million due to operational changes (reduced hours and staffing requirements) implemented in response to the Illinois tax increase legislation. The remaining decrease is spread throughout other areas of our operations.

        Riverside—Net revenues decreased $2.0 million due primarily to construction disruption related to our new casino, which opened in December 2003. The components of this decrease are: casino revenues and FB&O revenues decreased $2.3 million and $0.6 million, respectively, due to construction disruption and the corresponding reduction in admissions. Promotional allowances were reduced $0.9 million during our construction period. Operating expenses increased $4.9 million. Depreciation and amortization expense increased $1.9 million due to accelerated depreciation on slot machines due to TITO replacements and the increased asset base with the opening of our new casino in December 2003. SG&A expenses increased $2.0 million due primarily to increased advertising and promotional costs related to the opening of our new casino. We had a slight increase in casino expenses of $0.7 million. This increase occurred entirely in the fourth quarter 2003 of operations due to the increased capacity and operating requirements of our new casino.

        Baton Rouge—Net revenues increased $2.9 million consisting of an increase in casino revenues of $2.7 million, or 3.5%, to $79.9 million due primarily to renovations completed in the third quarter 2002 and an increase in FB&O revenue of $0.5 million primarily in banquet and catering in our hotel operations. Promotional allowances increased marginally, $0.3 million to $12.4 million. Operating expenses increased $3.3 million as follows: SG&A expense increased $2.0 million in payroll and other costs primarily related to the overall increase in revenues and FB&O expense increased $1.0 million with the increase in revenues.

        Sioux City—Net revenues increased $3.4 million consisting entirely of an increase in casino revenues of $3.4 million, or 8.7%, to $42.3 million due primarily to the positive impact of property renovations completed in the first quarter 2003. Operating expenses increased $2.2 million as gaming and admissions taxes increased $0.7 million corresponding to the increase in casino revenues and depreciation and amortization expense increased $0.7 million due to planned asset retirements and the expanded asset base with the renovations placed in service in the first quarter 2003. The remaining increase in operating expenses is spread throughout other areas primarily corresponding with our increase in revenues.

        Corporate—Operating expenses increased $3.2 million consisting of: SG&A expense increased $2.5 million ($1.3 million of which related to our development efforts) and depreciation and amortization expense increased $0.7 million due to increased depreciation related to our data warehouse placed in service during the third quarter 2002.

        Other overall company costs were as follows:

        Interest Expense—Net interest expense decreased $5.6 million to $75.6 million for the year ended December 31, 2003, from $81.2 million for the year ended December 31, 2002. This decrease is primarily attributable to reduced borrowings on our revolving line of credit due to debt repayments with free cash flow and lower interest rates on our variable rate debt. We capitalized $3.2 million of interest related to our casino construction projects for the year ended December 31, 2003, compared to $1.1 million for the year ended December 31, 2002.

        Income Tax Expense—Income tax expense decreased by $12.4 million to $45.0 million for the year ended December 31, 2003, from $57.4 million for the year ended December 31, 2002, due to reduced pretax earnings offset by an increase in our effective tax rate from 44.5% for the year ended December 31, 2002, to 46.5% for the year ended December 31, 2003. This increase in our overall effective income tax rate is primarily due to the impact on our estimated annual income tax expense of gaming tax legislation enacted by Illinois and Indiana during June 2003. Our net income decreased approximately $0.07 per diluted share due to the change in the effective income tax rate.

Year ended December 31, 2002, compared to year ended December 31, 2001

        The following is a discussion of the operating results of each of our properties:

        Lawrenceburg—Net revenues increased $25.9 million, consisting of the following: casino revenues increased $27.3 million, or 7.9%, to $373.7 million reflecting the commencement of dockside gaming effective August 1, 2002. FB&O revenues increased $1.5 million to $28.4 million due to a change in restaurant theme and an increase in admissions. Although admissions increased, admission revenues decreased $7.0 million as we reduced our admission fee in 2002. Promotional allowances decreased $4.1 million due primarily to the reduction in the admission fee. Operating expenses increased $25.9 million primarily in the following areas: gaming and admissions taxes increased $19.3 million due to an increase in the gaming tax rates effective with dockside gaming and our increase in revenues, SG&A expense increased $6.0 million due primarily to an increase of $4.1 million in city development fees corresponding to our increase in revenues, casino and FB&O expense increased $2.4 million and $0.9 million, respectively, primarily in payroll and related costs corresponding with the increase in revenues and depreciation and amortization expense decreased $1.5 million as December 2001 was the five-year anniversary of our property and thus, certain five-year assets were fully depreciated.

        Joliet—We acquired the Empress Casino Joliet on July 31, 2001 and thus only five months of operations are included in our 2001 results. Our net revenues for 2002 were $230.9 million compared to $99.1 million for the five months ended December 31, 2001. Casino revenues were $237.6 million in 2002 and $102.1 million in 2001. The competitive impact of dockside gaming in Indiana and the facility renovations by two nearby casinos resulted in a decrease in Joliet's casino revenues of $8.9 million, from the $102.1 million for the five months ended December 31, 2001, to $93.2 million for the five months ended December 31, 2002. Operating expenses for the five months and for the year ended December 31, 2002 corresponded to operating expenses for the five months ended December 31, 2001 except for gaming and admission taxes. Due to Illinois legislation increasing gaming and admission tax rates effective July 1, 2002, Joliet's gaming and admission taxes, as a percent of net revenues, increased. This caused our operating margins for the five months and for the year ended December 31, 2002 to be 23.7% and 23.3%, respectively, compared to an operating margin of 26.6% for the five months ended December 31, 2001.

        Alton—Net revenues decreased $2.7 million as casino revenues decreased $2.9 million, or 2.4%, to $118.9 million due to increased competitive pressures in the St. Louis market. Operating expenses increased $4.4 million in two primary areas: although casino revenues were down, gaming and admission taxes increased $1.1 million due to increased gaming and admission tax rates in Illinois effective July 1, 2002 and casino expenses increased $1.4 million in payroll and operating costs. The remaining increase is spread throughout other areas of our operations.

        Riverside—Net revenues were at $94.8 million in 2002 and $94.7 million in 2001. Casino revenues decreased $0.4 million to $98.4 million offset by a $0.4 million decrease in promotional allowances. Operating expenses increased $0.5 million as casino and FB&O expense had a combined increase of $1.1 million offset by a $0.8 million decrease in gaming and admission taxes corresponding to the decrease in casino revenues and admissions.

        Baton Rouge—Net revenues increased $1.1 million consisting of an increase in net revenues in our hotel operations of $2.1 million as the hotel opened in the first quarter 2001. Our 2002 net revenues reflect a full year of hotel operations offset by an increase in promotional allowances at our casino operations of $0.9 million due to increases in certain complimentary programs. Casino revenues were at $77.2 million in both years. Operating expenses increased $0.3 million consisting of an $0.8 million increase in hotel operating expenses reflecting a full year of operations, an increase of $0.6 million in gaming and admission taxes due to an increase in the gaming tax rate effective April 1, 2001, offset by a reduction of $1.1 million primarily in casino expense.

        Sioux City—Net revenues increased $1.3 million consisting primarily of an increase in casino revenues of $1.8 million, or 4.8%, to $38.9 million due primarily to an increase in admissions. Operating expenses increased $1.8 million primarily in two areas: SG&A expense increased $1.1 million corresponding with the increase in revenues and depreciation and amortization expense increased $0.7 million due to accelerated depreciation on certain assets to be replaced as part of future renovations.

        Corporate—Operating expenses decreased $6.7 million due entirely to the elimination of goodwill amortization in 2002 in accordance with SFAS No. 142 "Goodwill and Other Intangible Assets," effective January 1, 2002. As required under SFAS 142, all goodwill is subject to impairment testing at least annually. During 2002, no impairment of goodwill was noted as a result of our annual testing.

        Other overall company costs were as follows:

        Interest Expense—Net interest expense increased $14.4 million to $81.2 million for the year ended December 31, 2002. This increase is primarily attributable to additional borrowings in connection with the Lawrenceburg and Joliet acquisitions.

        Minority Interests—We had no minority interest expense for the year ended December 31, 2002, as compared to $4.1 million for the year ended December 31, 2001. This decrease is attributable to our Lawrenceburg casino minority interest acquisitions during the first quarter of 2001. As the sole owner, we no longer incur minority interest expense.

        Income Tax Expense—We recorded income tax expense of $57.4 million for the year ended December 31, 2002, compared to income tax expense of $46.2 million for the year ended December 31, 2001, due to increased pretax earnings and an increase in our effective corporate income tax rate due to an increase in Indiana tax rates.

        Net Income—Net income was $71.5 million for the year ended December 31, 2002, compared to $66.1 million for the year ended December 31, 2001, due primarily to the factors discussed above. If SFAS 142 had been in effect January 1, 2001, our net income would have increased by $4.6 million to $70.7 million and our diluted net income per share would have increased by $0.16 to $2.41 for the year ended December 31, 2001.

Liquidity and Capital Resources

        In the three months ended March 31, 2004, we generated cash flows from operating activities of $36.8 million compared to $31.8 million for the three months ended March 31, 2003. This increase is due to an overall increase in our operating performance.

        During 2003, we generated cash flows from operating activities of $162.9 million compared to $165.6 million for 2002. This decrease is attributable to our decrease in operating income due to increased gaming and admission tax expense offset by increased cash flows from working capital items.

        In the three months ended March 31, 2004, we used cash flows for investing activities of $30.3 million compared to $32.7 million for the three months ended March 31, 2003. During the three months ended March 31, 2004, our investing activities included purchases of property and equipment of $30.7 million ($20.6 million for residual payments on the Riverside construction project (including $13.6 million on our payable at December 31, 2003) with the remaining for maintenance capital), compared to $32.8 million in property and equipment purchases for the three months ended March 31, 2003 ($23.9 million for construction projects at our Riverside, Joliet and Sioux City facilities with the remaining for maintenance capital).

        During 2003, we used cash flows for investing activities of $136.0 million versus $56.3 million for 2002. During 2003, our investing activities included $136.6 million for purchases of property and equipment, a $79.8 million increase over our property and equipment purchases in 2002. This increase is due primarily to construction and expansion projects at our Joliet, Sioux City and Riverside facilities. Capital expenditures in 2003 and 2002, respectively, consisted of $29.8 million and $23.1 million in maintenance capital and $106.8 million and $33.6 million in project capital, primarily for the expansion projects mentioned above.

        During the three months ended March 31, 2004, we used cash flows of $2.0 million for financing activities compared to providing $2.5 million for the three months ended March 31, 2003. For the three months ended March 31, 2004, we used $356.2 million related to the repurchase of our 10 3/4% senior subordinated notes due 2009 offset by cash provided of $350 million on the outstanding notes. Additionally, for the three months ended March 31, 2004, we used $6.7 million for deferred finance fees related to the outstanding notes. For the three months ended March 31, 2004 and 2003, we borrowed $10.9 million and $3.4 million, respectively, on our line of credit.

        During 2003, we used $19.4 million in cash flows from financing activities compared to $106.8 million in cash flows used from financing activities in 2002. During 2003 and 2002, we paid down $16.1 million and $103.9 million, respectively, on our revolving credit Facility.

        During 2003, we entered into the first and second amendments to our second amended and restated credit agreement dated July 31, 2001. These amendments modified certain capital expenditure limitations and financial ratios while maintaining our available line of credit and our term loan. The subordinated notes and credit facility contain certain restrictions on the payment of dividends on our common stock and the occurrence of additional indebtedness, as well as other typical debt covenants. In addition, the credit facility requires us to maintain certain financial ratios as follows: (1) Total Funded Debt to EBITDA Ratio of a maximum of 4.25 to 1.0; (2) Senior Leverage Ratio of a maximum of 2.50 to 1.0; and (3) Fixed Charge Ratio of a minimum of 1.50 to 1.0. As of December 31, 2003, we are in compliance with these ratios. Under our subordinated notes indentures, our ability to make dividends and other distributions on our common stock and make investments outside of the Company and its restricted subsidiaries is generally limited to 50% of our consolidated net income since July 1, 1999. In addition, we are restricted from incurring additional indebtedness, which, after giving effect of the additional indebtedness, would cause our Interest Coverage Ratio (Consolidated EBITDA to Consolidated Interest Expense for the most recent four fiscal quarters on a pro forma basis) to be less than 2.0 to 1. None of these covenants currently places any material limitations on our anticipated future operating plans.

        In February 2004, we refinanced a portion of our existing indebtedness with net proceeds from the issuance of $350 million in new 7% senior subordinated notes due 2014, together with funds from our senior credit facility. These funds were used to repurchase $329.3 million, approximately 94%, of our 10 3/4% senior subordinated notes due 2009. Related to this refinancing, we paid approximately $26.9 million in premiums. We called the remaining $20.7 million of 10 3/4% senior subordinated notes and retired them on June 1, 2004 with a call premium of approximately $1.1 million. Funding of this debt purchase, call premium and accrued interest was from funds available under our senior credit facility.

        During October 2001, we effectively fixed the interest rate on approximately $200.0 million of our term loan through three interest rate swap agreements expiring on September 30, 2004. For each swap agreement, we agreed to receive a floating rate of interest on the notional principal amount based upon a three month LIBOR rate (plus a 2.75% spread) in exchange for fixed rates ranging from 6.19% to 6.27%. As of March 31, 2004, the notional principal amounts were $197.8 million. These notional amounts do not represent amounts exchanged by the parties and, thus, are not a measure of our exposure to credit loss. In accordance with SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," we recorded, as of March 31, 2004, the fair value of these interest rate swap agreements in the consolidated balance sheet in other current obligations ($2.3 million pretax) and the related change in fair value of these agreements is deferred in stockholders' equity as a component of accumulated other comprehensive income ($1.4 million, net of a current deferred tax asset of $0.9 million).

        We continue to make capital investments at our existing properties for expansion and product enhancement. In the twelve months ended March 31, 2004, we completed major expansion projects at our Riverside and Joliet properties. Our approximately $105 million Riverside casino opened in December 2003 and our new approximately $43 million barge-based casino in Joliet was completed and opened in May 2003. For the remainder of 2004, we expect to spend approximately $40-$45 million, including final payments for the new casino in Riverside, maintenance capital expenditures (including the continuing implementation of our coinless TITO slot product) and the renovation and transfer of the Riverside boat to Sioux City. We expect to fund these expenditures from internally generated cash and availability under our credit facility.

        Given our significant cash generation capabilities, we seek investment opportunities at our existing properties, including but not limited to additional capital investments at our Riverside and Lawrenceburg properties, or into new assets. Should we decide to make additional investments at our existing properties or acquire new assets, we may amend our existing Credit Facility or issue additional debt or equity securities. At March 31, 2004, we had approximately $71.8 million of cash and cash equivalents; $320.5 million was outstanding on our senior secured credit facility ($53.1 million on our revolving credit facility and $267.4 million on our term loan) and $571.1 million of Subordinated Notes (due in June 2009, September 2011 and January 2014), including $0.4 million of unamortized premium. As of March 31, 2004, we had outstanding letters of credit of $8.8 million and additional availability under the credit facility was approximately $116.9 million. We have no off-balance sheet debt.

        During May 2003, we announced Board of Directors approval of a stock repurchase program authorizing us to repurchase up to $30.0 million of our common stock. The repurchases can be made at management's discretion without prior notice from time to time in the open market or through privately negotiated third party transactions in compliance with applicable laws and depending on market conditions. As of April 30, 2004, we have made no stock repurchases under this program.

        Consistent with gaming industry practice, we conduct our operations with a net working capital deficit. Unlike traditional industrial companies, a gaming company's balance sheet has limited accounts receivable and inventories. In addition, casinos generate significant cash on a daily basis. We generally apply our daily cash flows to pay down indebtedness under our revolving credit facility and pay our current liabilities pursuant to their normal cycles. Given the significant daily cash flows generated by our operations and the financial flexibility provided by our credit facility, the existence of a working capital deficit has no impact on our ability to operate our business or meet our obligations as they become due. We believe that cash on hand, operating cash flows and funds available under our credit facility will be sufficient to fund our current operating, capital expenditure and debt service obligations for the next 12 months.

        Because we have no direct operations and no significant assets other than ownership of stock in our subsidiaries, we are dependent on our subsidiaries for payments of dividends and other distributions to generate the funds necessary to meet our cash needs. Although there are currently no restrictions on the flow of funds between us and our subsidiaries, should our subsidiaries be unable to remit dividends or other payments, our ability to meet our financial obligations may be impaired.

        Contractual obligations, as of December 31, 2003, mature as follows:

	One year and less	1-3 years	4-5 years	After 5 years	Total
Debt	$4,648	$50,746	$263,070	$551,694	$870,158
Operating leases	1,441	822	547	15,894	18,704

Total	$6,089	$51,568	$263,617	$567,588	$888,862

Off-Balance Sheet Arrangements

        We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interest, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligation under a variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us.

Critical Accounting Estimates

        Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which requires our management to make estimates and assumptions about the effects of matters that are inherently uncertain. Of our accounting estimates, we believe the following may involve a higher degree of judgment and complexity.

        Goodwill—We have approximately $727 million of goodwill recorded on our balance sheet at March 31, 2004. We regularly evaluate our acquired businesses for potential impairment indicators. Additionally, we adopted the provisions of SFAS No. 142, "Goodwill and Other Intangible Assets," on January 1, 2002, that requires us to perform impairment testing at least annually. Our judgments regarding the existence of impairment indicators are based on, among other things, the regulatory and competitive status and operational performance of each of our acquired businesses. Future events, such as the statutory rollback of the Illinois gaming tax rate in July 2005 and the enactment of increased gaming or admission tax rates, could significantly impact our judgments and any resulting impairment loss could have a material adverse impact on our financial condition and results of operations.

        Property and Equipment—Our operations are capital intensive and we make capital investments in each of our properties in the form of maintenance capital and, from time to time, expansion and product enhancement capital. At March 31, 2004, we have approximately $551 million of net property and equipment recorded on our balance sheet. We depreciate our assets on a straight-line basis over their estimated useful lives. The estimates of the useful lives are based on the nature of the assets as well as our current operating strategy. Future events, such as property expansions, new competition and new regulations, could result in a change in the manner in which we are using certain assets requiring a change in the estimated useful lives of such assets. In assessing the recoverability of the carrying value of property and equipment, we must make assumptions regarding estimated future cash flows and other factors. If these estimates or the related assumptions change in the future, we may be required to record impairment charges for these assets.

        Insurance Accruals—Our insurance policies for employee health, workers' compensation and general patron liability have significant deductible levels on an individual claim basis. We accrue a liability for known workers' compensation and general patron liability based upon claims reserves established by the third-party administrator processing our claims. Additionally, we accrue an amount for incurred but not reported claims based on our historical experience and other factors. Our employee health insurance benefit accrual is based on our historical claims experience rate including an estimated lag factor. These accruals involve complex estimates and could be significantly affected should current claims vary from historical levels. Management reviews our insurance accruals for adequacy at the end of each reporting period.

        Effective Gaming Tax Rates—We record gaming taxes based upon effective gaming tax rates for each of our casinos. These effective rates are based upon statutory gaming tax rates and estimates of annual casino revenues. Increases or decreases in our actual or estimated casino revenues or changes in statutory gaming tax rates could require changes to our effective gaming tax rates. Management reviews our effective gaming tax rates at the end of each reporting period.

        Income Taxes—We are subject to income taxes in the United States and in several states. We account for income taxes in accordance with SFAS Statement 109, "Accounting for Income Taxes." Our income tax returns are subject to examination by various taxing authorities. We regularly assess the potential outcomes of these examinations in determining the adequacy of our provision for income taxes and our income tax liabilities. Inherent on our determination of any necessary reserves are assumptions based on past experiences and judgments about potential actions by taxing authorities. Our estimate of the potential outcome for any uncertain tax issue is highly judgmental. We believe we have adequately provided for any reasonable and foreseeable outcome related to uncertain tax matters. When actual results of tax examinations differ from our estimates, we adjust the income tax provision in the period in which the examination issues are settled.

        We have received proposed assessments from the Indiana Department of Revenue ("IDR") in connection with our Indiana income tax returns for the years 1997 through 2001. Those assessments are based on the IDR's position that state gaming taxes are based on gaming revenues and are not deductible for Indiana income tax purposes. We have filed a formal protest of the proposed assessment with the IDR. Additionally, another company and the IDR have litigated this matter in Indiana Tax Court during 2001. The court has yet to issue an opinion in this case. At March 31, 2004, we have accrued approximately $17.3 million, net of federal tax benefit, for the proposed IDR assessments including amounts for additional pending assessments for the period January 1, 2002 through March 31, 2004. For the three months ended March 31, 2004, we expensed $1.7 million related to this issue. For the year ended December 31, 2003, we expensed $5.9 million related to this issue. We continue to review the facts and circumstances leading to our determination of the probability the IDR will prevail in their proposed assessments. Should our evaluation of the IDR prevailing in their position change, we could be required to record additional expense for penalties that could be assessed by the IDR.

Market Risk—Interest Rate Sensitivity

        The market risk inherent in our financial instruments is the potential loss in fair value arising from adverse changes in interest rates. The following table provides information about our debt obligations that are sensitive to changes in interest rates. The following table presents principal cash flows and related weighted-average interest rates by expected maturity dates and estimated fair value of our debt obligations.

	2004	2005	2006	2007	2008	Thereafter(1)	Total	Fair Value 12/31/03
	(dollars in thousands)
Fixed rate debt maturities	$1,898	$1,664	$1,382	$1,521	$1,674	$551,694	$559,833	$601,148
Average interest rate	10.6%	10.7%	10.7%	10.7%	10.7%	7.9%
Variable rate debt maturities	$2,750	$2,750	$44,950	$130,625	$129,250	$—	$310,325	$311,666
Average interest rate	3.4%	3.4%	4.6%	3.4%	3.4%

(1)
Reflects refinancing during February 2004 of our 10 3/4% Senior Subordinated Notes due 2009 with our new 7.0% Senior Subordinated Notes due 2014.

        We use interest rate swap agreements from separate financial institutions to manage our interest rate risk associated with our term loan as required under the senior credit facility. We have entered into three interest rate swaps that have fixed the interest rate as of October 31, 2001, for a combined original notional amount of $200 million of our variable rate term loan under our senior credit facility. The three separate swap agreements carry original notional amounts of $100 million, $50 million and $50 million. For each swap agreement, we agree to receive a floating rate of interest on the notional principal amount based upon a three month LIBOR rate (plus a 2.75% spread) in exchange for fixed rates ranging from 6.19% to 6.27%. All three swap agreements mature on September 30, 2004. Two of the three swap agreements have reductions in the notional amounts proportionally with the quarterly payments on the term loan beginning December 31, 2001. The total notional amounts are $197.8 million at March 31, 2004. As a result of all three swap agreements, we have, in effect, converted 73.8% of our term loan variable rate debt under our senior credit facility to fixed rate debt at March 31, 2004.

        At March 31, 2004, the fair value of our swap agreements is reported on the balance sheet in other current liabilities ($2.3 million pretax) and the related change in fair value of these agreements is included in stockholders' equity as a component of accumulated other comprehensive income ($1.4 million, net of a current deferred tax asset of $0.9 million).

THE EXCHANGE OFFER

General

        We are offering to exchange up to $350,000,000 in aggregate principal amount of new 7% senior subordinated notes for the same aggregate principal amount of outstanding 7% senior subordinated notes, properly tendered before the expiration date and not withdrawn. We are making the exchange offer for all of the outstanding notes. Your participation in the exchange offer is voluntary and you should carefully consider whether to accept this offer.

        On the date of this prospectus, $350,000,000 in aggregate principal amount of our 7% senior subordinated notes is outstanding. We are sending this prospectus, together with the letter of transmittal, on approximately                        , 2004, to all holders of outstanding notes that we are aware of. Our obligations to accept outstanding notes for exchange pursuant to the exchange offer are limited by the conditions listed under "—Conditions to the Exchange Offer" below.

        We currently expect that each of the conditions will be satisfied and that no waivers will be necessary.

Purpose of the Exchange Offer

        We issued and sold $350,000,000 in aggregate principal amount of the outstanding 7% senior subordinated notes on February 12, 2004, in a transaction exempt from the registration requirements of the Securities Act. Because the transaction was exempt under the Securities Act, you may re-offer, resell, or otherwise transfer the outstanding notes only if registered under the Securities Act or if an applicable exemption from the registration and prospectus delivery requirements of the Securities Act is available.

        In connection with the issuance and sale of the outstanding notes, we entered into a registration rights agreement, which requires us to consummate this exchange offer no later than August 12, 2004. If we are unable to complete the exchange offer, or have a shelf registration statement declared effective, by August 12, 2004, the interest rate on the outstanding notes will be increased by 0.5% per annum until the exchange offer is consummated or the shelf registration statement, if required, is declared effective by the SEC. Further, the initial purchasers of the outstanding notes or any holder thereof may obtain such relief as may be required to specifically enforce our obligations.

        In addition, there are circumstances under which we are required to use our best efforts to file a shelf registration statement with respect to resales of the outstanding notes. We have filed a copy of the registration rights agreement as an exhibit to the registration statement that this prospectus forms a part of and that has been filed with the SEC.

        We are making the exchange offer to satisfy our obligations under the registration rights agreement. Otherwise, we are not required to file any registration statement to register any outstanding notes. Holders of outstanding notes that do not tender their outstanding notes or whose outstanding notes are tendered but not accepted will have to rely on exemptions to registration requirements under the securities laws, including the Securities Act, if they wish to sell their outstanding notes.

Terms of the Exchange

        We are offering to exchange, upon the terms of this prospectus and the letter of transmittal, $1,000 in principal amount of new 7% senior subordinated notes for each $1,000 in principal amount of the outstanding 7% senior subordinated notes. The terms of the new notes are the same in all material respects, including principal amount, interest rate, maturity and ranking, as the terms of the outstanding notes for which they may be exchanged pursuant to the exchange offer, except that the offering of the new notes has been registered under the Securities Act and, therefore, the new notes will not be subject to restrictions on transfer applicable to the outstanding notes and will be entitled to registration rights only under limited circumstances. The new notes will evidence the same indebtedness as the outstanding notes and will be entitled to the benefits of the indenture. Please refer to the section in this prospectus entitled "Description of the Notes" for a more complete discussion of the terms of the notes.

        The exchange offer is not conditioned upon any minimum aggregate amount of outstanding notes being tendered for exchange.

        We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the new notes issued pursuant to the exchange offer in exchange for the outstanding notes may be offered for sale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on an interpretation by the staff in a series of no-action letters issued to third parties, we believe that new notes issued in the registered exchange offer in exchange for outstanding notes may be offered for sale, resold and otherwise transferred by any holder of new notes without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes are acquired in the ordinary course of the holder's business and the holder has no arrangement or understanding with any person to participate in the distribution of the new notes and neither the holder nor any other person is participating in or intends to participate in a distribution of the new notes. Because the SEC has not considered our exchange offer in the context of a no-action letter, we cannot assure you that the staff would make a similar determination with respect to the exchange offer. Any holder that tenders in the exchange offer for the purpose of participating in a distribution of the new notes may be deemed to have received restricted securities and will not be allowed to rely on this interpretation by the staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        If you participate in the exchange offer, you must acknowledge, among other things, that you are not participating in, and do not intend to participate in, a distribution of the new notes. If you are a broker-dealer that receives new notes for your own account in exchange for outstanding notes, where your outstanding notes were acquired by you as a result of your market-making activities or other trading activities, you must acknowledge that you will deliver a prospectus in connection with any resale of the new notes. Please refer to the section in this prospectus entitled "Plan of Distribution" for a more complete discussion of your ability to resell the new notes.

        You will not be required to pay brokerage commissions or fees or, if you comply with the instructions in the letter of transmittal, transfer taxes with respect to the exchange of the outstanding notes in the exchange offer.

        Any holder that is an affiliate of ours and broker-dealers that acquired the outstanding notes directly from us to resell pursuant to Rule 144A under the Securities Act or any other available exemption are not eligible to participate in the registered exchange offer and may only exchange their outstanding notes for new notes pursuant to a separate transaction with us exempt from the registration requirements of the Securities Act. Any new notes issued by us outside of the registered exchange offer will be deemed to be restricted securities and holders thereof must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

Expiration Date; Extension; Termination; Amendment

        The exchange offer will expire at 5:00 p.m., New York City time, on                        , 2004, unless we have extended the period of time that the exchange offer is open, but in no event will we extend the expiration date of the exchange offer past                        , 2004. The expiration date will be at least 20 business days after the beginning of the exchange offer as required by Rule 14e-1(a) under the Exchange Act. We reserve the right to extend the period of time that the exchange offer is open, and delay acceptance for exchange of any outstanding notes, by giving oral or written notice to the exchange agent and by timely public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. During any extension, all outstanding notes previously tendered will remain subject to the exchange offer unless properly withdrawn.

        We also reserve the right to:

  •
  end or amend the exchange offer and not to accept for exchange any outstanding notes not previously accepted for exchange upon the occurrence of any of the events specified below under "—Conditions to the Exchange Offer" that have not been waived by us; and

  •
  amend the terms of the exchange offer in any manner which, in our good faith judgment, is advantageous to you, whether before or after any tender of the outstanding notes.

        If any termination or amendment occurs, we will notify the exchange agent and will either issue a press release or give oral or written notice to you as promptly as practicable. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose such amendment by means of a prospectus supplement that will be distributed to you, and we will extend the exchange offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to you, if the exchange offer would otherwise expire during such five to ten business day period.

Procedures for Tendering Outstanding Notes

        Your tender to us of your outstanding notes and our acceptance of the notes will constitute a binding agreement between you and us on the terms contained in this prospectus and in the letter of transmittal.

        You will tender outstanding notes by:

  •
  complying with the procedure for book-entry transfer described below; or

  •
  properly completing and signing the letter of transmittal or a facsimile copy of the letter, and delivering the letter, together with the certificate or certificates representing the outstanding notes being tendered and any required signature guarantees and any other documents required by the letter of transmittal, to the exchange agent at its address listed below on or before the expiration date; or

  •
  complying with the guaranteed delivery procedures described below.

        If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender the notes, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering the outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

        The method of delivering the outstanding notes, letters of transmittal and all of the required documents is at the election and risk of the holder. If delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, sufficient time should be allowed to insure timely delivery. No notes or letters of transmittal should be sent to us.

        If tendered outstanding notes are registered in the name of the person who signs the letter of transmittal and the new notes to be issued in exchange for the tendered notes are to be issued in the name of the registered holder, the signature of the signer need not be guaranteed.

        In addition, if any untendered outstanding notes are to be reissued in the name of the registered holder, the signature need not be guaranteed. A registered holder shall include any participant in The Depository Trust Company ("DTC") whose name appears on a security listing as an owner of outstanding notes.

        In any other case, the tendered outstanding notes must be endorsed or accompanied by written instruments of transfer, in form reasonably satisfactory to us and duly executed by the registered holder. The signature of the endorsement or instrument of transfer must be guaranteed by an eligible institution. The following are considered eligible institutions:

  •
  a firm which is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc.;

  •
  a clearing agency;

  •
  an insured credit union;

  •
  a savings association or a commercial bank; or

  •
  a trust company having an office or correspondent in the United States.

        If the new notes and/or outstanding notes not exchanged are to be delivered to an address other than that of the registered holder appearing on the note registrar for the outstanding notes, the signature in the letter of transmittal must be guaranteed by an eligible institution.

        We understand that the exchange agent has confirmed with DTC that any financial institution that is a participant in DTC's system may use its Automated Tender Offer Program to tender outstanding notes. We further understand that the exchange agent will request, within two business days after the date the exchange offer commences, that DTC establish an account relating to the outstanding notes for the purpose of facilitating the exchange offer, and any participant may make book-entry delivery of outstanding notes by causing DTC to transfer the outstanding notes into the exchange agent's account in accordance with the Automated Tender Offer Program procedures for transfer. However, the exchange of the outstanding notes will only be made after timely confirmation of the book-entry transfer and timely receipt by the exchange agent of an agent's message, an appropriate letter of transmittal with any registered signature guarantee, and any other documents required. The term "agent's message" means a message, transmitted by DTC and received by the exchange agent and forming part of a book-entry confirmation, stating that DTC has received an express acknowledgment from a participant tendering outstanding notes that are the subject of the book-entry confirmation and that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce such agreement against the participant.

        If you want to tender outstanding notes in the exchange offer and time will not permit a letter of transmittal or outstanding notes to reach the exchange agent before the expiration date or you cannot comply with the procedure for book-entry transfer on a timely basis, a tender may be effected if the exchange agent has received at its address listed below before the expiration date, a letter, telegram or facsimile transmission from an eligible institution listing your name and address, the names in which the outstanding notes are registered and, if possible, the certificate number of the outstanding notes to be tendered, and stating that the tender is being made by the letter, telegram or facsimile transmission and guaranteeing that within three business days after the expiration date, the outstanding notes in proper form for transfer, or a confirmation of book-entry transfer of the outstanding notes into the exchange agent's account at DTC, will be delivered by the eligible institution, together with a properly completed and duly executed letter of transmittal and any other required documents. Unless outstanding notes being tendered by the method described in the preceding sentence are deposited with the exchange agent within the time period described in the preceding sentence and accompanied or preceded by a properly completed letter of transmittal and any other required documents, we may, at our option, reject the tender. You may obtain copies of the notice of guaranteed delivery from the exchange agent.

        Your tender will be deemed to have been received when the exchange agent receives:

  •
  your properly completed and duly signed letter of transmittal accompanied by the outstanding notes, or a confirmation of book-entry transfer of such outstanding notes into the exchange agent's account at DTC; or

  •
  a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect from an eligible institution.

        We will issue new notes in exchange for outstanding notes tendered by means of a notice of guaranteed delivery or letter, telegram or facsimile transmission to similar effect by an eligible institution only when the exchange agent receives (1) the letter of transmittal and any other required documents and (2) the tendered outstanding notes.

        We will determine all questions regarding the validity, form, eligibility, time of receipt and acceptance of outstanding notes tendered for exchange. You should be aware that:

  •
  We reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or not to accept any particular outstanding notes which acceptance might, in our reasonable judgment or that of our counsel, be unlawful.

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  We reserve the absolute right, in our sole reasonable judgment, to waive any defects or irregularities or conditions of the exchange offer as to any particular outstanding notes, provided that any such waiver will apply to all outstanding notes, either before or, solely with respect to the receipt of any applicable governmental approvals, after the expiration date, including the right to waive the ineligibility of any holder that seeks to tender outstanding notes in the exchange offer.

  •
  Our reasonable interpretation of the terms and conditions of the exchange offer, including the letter of transmittal and the instructions, shall be final and binding on all parties.

  •
  Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within a reasonable period of time as we shall determine.

  •
  Neither we, the exchange agent nor any other person shall have any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange.

        If the letter of transmittal is signed by a person or persons other than the registered holder or holders of outstanding notes, the outstanding notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the outstanding notes.

        If the letter of transmittal or any outstanding notes or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, they should indicate they are acting in that capacity when signing, and, unless waived by us, you should provide evidence of their authority to act in that capacity.

        If you tender, you will be representing to us that:

  •
  the new notes you acquire pursuant to the exchange offer are being acquired in the ordinary course of business of the person receiving new notes, whether or not the person is the holder;

  •
  you are not an affiliate of ours;

  •
  you are not participating in, and do not intend to participate in, and have no arrangement or understanding with any person to participate in, a distribution of the outstanding notes or the new notes; and

  •
  if you are a broker or dealer registered under the Exchange Act, you will receive the new notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities or other trading activities. You must acknowledge that you will deliver a prospectus in connection with any resale of the new notes. Please refer to the section in this prospectus entitled "Plan of Distribution" for a more complete discussion of your ability to resell the new notes.

Terms and Conditions of the Letter of Transmittal

        By signing and returning the letter of transmittal you will be agreeing to the following terms and conditions, which are part of the exchange offer.

  •
  You are exchanging, assigning and transferring the outstanding notes to us and irrevocably constitute and appoint the exchange agent as your agent and attorney-in-fact to cause the outstanding notes to be assigned, transferred and exchanged.

  •
  You represent and warrant that you have full power and authority to tender, exchange, assign and transfer the outstanding notes and acquire new notes issuable upon the exchange of tendered outstanding notes.

  •
  When we accept outstanding notes for exchange, we will acquire good and unencumbered title to the tendered outstanding notes, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim.

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  You will, upon request, execute and deliver any additional documents deemed by the exchange agent or us to be necessary or desirable to complete the exchange, assignment and transfer of tendered outstanding notes or transfer ownership of such outstanding notes on the account books maintained by DTC.

        Your acceptance of any tendered outstanding notes and our issuance of new notes in exchange for the outstanding notes will constitute performance in full by us of our obligations under the registration rights agreement to complete the exchange offer.

        All authority conferred by you will survive your death or incapacity and every obligation of yours will be binding upon your heirs, legal representatives, successors, assigns, executors and administrators. You will also make the representations described above under "—Procedures for Tendering Outstanding Notes."

Withdrawal Rights

        You may withdraw your tender of outstanding notes at any time before 5:00 p.m., New York City time, on the expiration date.

        For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal, sent by telegram, facsimile transmission, receipt confirmed by telephone, or letter, before the expiration date. Any notice of withdrawal must:

  •
  specify the name of the person that tendered the outstanding notes to be withdrawn;

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  identify the outstanding notes to be withdrawn, including the certificate number or numbers and principal amount of such outstanding notes;

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  specify the principal amount of outstanding notes to be withdrawn;

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  include a statement that the holder is withdrawing its election to have the outstanding notes exchanged;

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  be signed by the holder in the same manner as the original signature on the letter of transmittal by which the outstanding notes were tendered or as otherwise described above, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee under the indenture register the transfer of the outstanding notes into the name of the person withdrawing the tender; and

  •
  specify the name in which any of the outstanding notes are to be registered, if different from that of the person that tendered the outstanding notes.

        The exchange agent will return the properly withdrawn outstanding notes promptly following receipt of notice of withdrawal. If outstanding notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn outstanding notes or otherwise comply with DTC's procedures.

        Any outstanding notes withdrawn will not have been validly tendered for exchange for purposes of the exchange offer. Any outstanding notes that have been tendered for exchange but which are not exchanged for any reason will be returned to the holder without cost to the holder promptly after withdrawal, rejection of tender or termination of the exchange offer. In the case of outstanding notes tendered by book-entry transfer into the exchange agent's account at DTC pursuant to its book-entry transfer procedures, the outstanding notes will be credited to an account with DTC specified by the holder, promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn outstanding notes may be retendered by following one of the procedures described under "—Procedures for Tendering Outstanding Notes" above at any time on or before the expiration date.

Acceptance of Outstanding Notes for Exchange; Delivery of New Notes

        Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration of the offer, all outstanding notes properly tendered and will issue the new notes promptly after the acceptance. However, please refer to the section in this prospectus entitled "—Conditions to the Exchange Offer" below for a discussion of the conditions under which we may end the exchange offer and reject for exchange any outstanding notes. For purposes of the exchange offer, we will be deemed to have accepted properly tendered outstanding notes for exchange when we give notice of acceptance to the exchange agent.

        For each outstanding note accepted for exchange, the holder of the outstanding note will receive a new note having a principal amount at maturity equal to that of the surrendered outstanding note.

        In all cases, we will issue new notes for outstanding notes that are accepted for exchange pursuant to the exchange offer only after the exchange agent timely receives certificates for the outstanding notes or a book-entry confirmation of the outstanding notes into the exchange agent's account at DTC, a properly completed and duly executed letter of transmittal and all other required documents.

Conditions to the Exchange Offer

        We will not be required to accept for exchange, or to issue new notes in exchange for, any outstanding notes and may end or amend the exchange offer, by notice to the exchange agent or by a timely press release, if in our reasonable judgment, at or before the expiration of the exchange offer (other than with respect to the receipt of any government approval which we reasonably think is necessary for the completion of the exchange offer) any of the following conditions exist:

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  any action or proceeding is instituted or threatened in any court or by or before any governmental agency or regulatory authority or any injunction, order or decree is issued, in each case, with respect to the exchange offer that might materially impair our ability to proceed with the exchange offer or have a material adverse effect on the contemplated benefits of the exchange offer to us; or

  •
  any change, or any development involving a prospective change, in each case resulting from economic or industry factors not within our direct or indirect control, shall have occurred or be threatened in our business, properties, assets, liabilities, financial condition, operations, results of operations or prospects that is or may be adverse to us, and that may have adverse significance with respect to the value of the outstanding notes or the new notes or that may materially impair the contemplated benefits of the exchange offer to us; or

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  any law, rule or regulation or applicable interpretation of the staff of the SEC is issued or promulgated that, in our good faith determination, does not permit us to effect the exchange offer; or

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  any governmental approval has not been obtained, which we think is necessary for the completion of the exchange offer; or

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  there shall have been proposed, adopted or enacted any law, statute, rule or regulation, or an amendment to any existing law, statute, rule or regulation, which might materially impair our ability to proceed with the exchange offer or have a material adverse effect on the contemplated benefits of the exchange offer to us; or

  •
  there shall occur a change in the current interpretation by the staff of the SEC that permits the new notes issued pursuant to the exchange offer in exchange for outstanding notes to be offered for resale, resold and otherwise transferred by holders, other than any holder that is a broker-dealer or an affiliate of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the new notes are acquired in the ordinary course of the holders' business and the holders have no arrangement with any person to participate in the distribution of such new notes.

        We reserve the right to end the exchange offer and reject for exchange any outstanding notes upon the occurrence of any of the preceding conditions. In addition, we may amend the exchange offer at any time before the expiration date if any of these conditions exist.

        In addition, we will reject for exchange any outstanding notes tendered, and no new notes will be issued in exchange for any outstanding notes, if at the time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939. If any stop order is in effect we will be required to use our best efforts to obtain its withdrawal at the earliest possible time.

        The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange.

Exchange Agent

        We have appointed J.P. Morgan Trust Company, National Association as the exchange agent for the exchange offer. You should direct all executed letters of transmittal to the exchange agent at the addresses listed below:

By Certified Mail
or Hand or Overnight Delivery:

Institutional Trust Services
Attention: Frank Ivins
2001 Bryan Street
9th Floor
Dallas, TX 75201

By Facsimile Transmission: (Eligible Institutions Only) (214) 468-6494	Confirm by Telephone: (800) 275-2048

        You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent at the address and telephone number listed above.

        Delivery to an address other than as listed above, or transmissions of instructions by a facsimile number other than as listed above, will not constitute a valid delivery.

Solicitation of Tenders; Fees and Expenses

        We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. However, we will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection with the exchange offer.

        We will pay the estimated cash expenses to be incurred in connection with the exchange offer. We estimate that those expenses will be, in the aggregate, approximately $500,000, including fees and expenses of the exchange agent and trustee, registration fees, accounting, legal and printing expenses and other related fees and expenses.

        Neither the delivery of this prospectus nor any exchange made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the respective dates as of which information is given in this prospectus. The exchange offer is not being made to, nor will tenders be accepted from or on behalf of, holders of outstanding notes in any jurisdiction in which the making of the exchange offer or the acceptance of the outstanding notes would not be in compliance with the laws of that jurisdiction. However, we may, at our discretion, take any action as we may deem necessary to make the exchange offer in any jurisdiction and extend the exchange offer to holders of outstanding notes in the jurisdiction concerned.

Transfer Taxes

        We will pay all transfer taxes, if any, applicable to the exchange of outstanding notes under the exchange offer. If, however, certificates representing new notes or outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of any person other than the registered holder of the outstanding notes tendered, or if tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in the exchange offer, then the amount of the transfer taxes whether imposed on the registered holder or any other person, will be payable by the tendering holder. If satisfactory evidence of payment of the taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

        The new notes will be recorded at the carrying value of the outstanding notes as reflected in our accounting records on the date the exchange offer is completed. Accordingly, we will not recognize any gain or loss for accounting purposes upon the exchange of new notes for outstanding notes. We will amortize the expenses incurred in connection with the issuance of the new notes over the term of the new notes.

Consequences of Failure to Exchange

        If you do not exchange your outstanding notes for new notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer of the outstanding notes as described in the legend on the notes. In general, the outstanding notes may be offered or sold only if registered under the Securities Act, unless they are sold under an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. We do not currently anticipate that we will register the outstanding notes under the Securities Act. However, under limited circumstances we may be required to file with the SEC a shelf registration statement to cover resales of the outstanding notes by the holders of notes who satisfy conditions relating to the provision of information in connection with the shelf registration statement. Please refer to the section in this prospectus entitled "Description of the Notes—Registration Rights; Liquidated Damages" for a more complete discussion of these registration rights.

        Your participation in the exchange offer is voluntary, and you should carefully consider whether to participate. We urge you to consult your financial and tax advisors in making a decision whether or not to tender your outstanding notes. Please refer to the section in this prospectus entitled "Certain United States Federal Tax Considerations" for a more complete discussion of the tax consequences of participating in the exchange offer.

        As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of, this exchange offer, we will have fulfilled a covenant contained in the registration rights agreement. If you do not tender your outstanding notes in the exchange offer, you will be entitled to all the rights and limitations applicable to the outstanding notes under the indenture, except for any rights under the registration rights agreement that by their terms end or cease to have further effectiveness as a result of the making of this exchange offer. To the extent that outstanding notes are tendered and accepted in the exchange offer, the trading market for untendered, or tendered but unaccepted, outstanding notes could be adversely affected. Please refer to the section in this prospectus entitled "Risk Factors—If you do not exchange your outstanding notes for new notes, your notes will continue to have restrictions on transfer" for an additional discussion of the consequences of not participating in the exchange offer.

        We may in the future seek to acquire, subject to the terms of the indenture, untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. The terms of these purchases or offers may differ from the terms of the exchange offer.

Resale of New Notes

        As noted above, we are making the exchange offer in reliance on the position of the staff of the SEC in interpretive letters addressed to third parties in other transactions. However, we have not sought an interpretive letter from the staff and we cannot assure you that the staff would make a similar determination with respect to the exchange offer as it has in past interpretive letters to third parties. Any holder who has an arrangement or understanding with respect to the distribution of the new notes to be acquired pursuant to the exchange offer:

  •
  cannot rely on the applicable interpretations of the staff; and

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  must comply with the registration and prospectus delivery requirements of the Securities Act.

        A broker-dealer who holds outstanding notes that were acquired for its own account as a result of market-making or other trading activities may be deemed to be an underwriter within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of new notes. Each broker-dealer that receives new notes for its own account in exchange for outstanding notes, where the outstanding notes were acquired by a broker-dealer as a result of market-making activities or other trading activities, must acknowledge in the letter of transmittal that it will deliver a prospectus in connection with any resale of the new notes. Please refer to the section in this prospectus entitled "Plan of Distribution" for a more complete discussion of your ability to resell the new notes.

        Any holder that is an affiliate of ours and broker-dealers that acquired the outstanding notes directly from us to resell pursuant to Rule 144A under the Securities Act or any other available exemption are not eligible to participate in the registered exchange offer and may only exchange their outstanding notes for new notes pursuant to a separate transaction with us exempt from the registration requirements of the Securities Act. Any new notes issued by us outside of the registered exchange offer will be deemed to be restricted securities and holders thereof must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        In addition, to comply with the securities laws of some jurisdictions, the new notes may be offered or sold only if they have been registered or qualified for sale in the jurisdiction or an exemption from registration or qualification is available and is complied with. We have agreed, pursuant to the registration rights agreement and subject to specified limitations in the registration rights agreement, to register or qualify the new notes for offer or sale under the securities or blue sky laws of these jurisdictions as any holder of the new notes reasonably requests. Registration or qualification may require the imposition of restrictions or conditions, including suitability requirements for offerees or purchasers, in connection with the offer or sale of any new notes.

THE COMPANY

Business Overview

        We are a leading owner and operator of six casinos located in the central United States. Our casinos pioneered gaming in Chicago, Kansas City, St. Louis, Baton Rouge and Sioux City by being the first casino established in each of those markets. Our casino that serves the Cincinnati market from Lawrenceburg, Indiana is one of the largest revenue producing casinos located in the central United States.

        The following summarizes our casino properties:

Casino Name	Principal Metropolitan Market Served	2003 Net Revenues	Approximate Gaming Positions
		(in thousands)
Argosy Casino Lawrenceburg	Cincinnati, Ohio	$415,194	2,818
Empress Casino Joliet	Chicago, Illinois	223,668	1,322
Alton Belle Casino	St. Louis, Missouri	104,730	1,188
Argosy Casino Riverside	Kansas City, Missouri	92,778	2,002
Argosy Casino Baton Rouge	Baton Rouge, Louisiana	81,993	1,042
Argosy Casino Sioux City	Sioux City, Iowa	41,141	566

Business Strategy

        By capitalizing on the extensive gaming industry experience of our management team, we have developed a strategy to maximize the performance of our operating assets and improve financial results. We continue to implement changes at each of our properties to improve our competitive position, increase gaming revenues and enhance profitability. The key elements of our business strategy include:

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  Provide our customers with a superior entertainment experience. We operate casinos catering to "locals" customers who generally live within an hour's drive of our casinos. Based on our surveys, our regular customers game an average of three times a month, unlike a destination gaming market, such as the Las Vegas strip, where people visit less frequently. We believe that exceptional customer service and an enjoyable gaming experience are critical to fostering customer loyalty. We regularly survey our customers to ensure that we take their preferences into account when implementing our operating and capital spending plans. Our customers consistently indicate that cleanliness, a comfortable atmosphere, attentive staff, availability of games, and a feeling of fun and excitement are the important factors to a satisfying gaming experience. We allocate the majority of our maintenance capital expenditures at each property to address issues of importance to customers, much of which is spent to keep our gaming product fresh. However, we cannot be certain that we will correctly anticipate future trends in our gaming markets, that our customers will favorably respond to the gaming experience that we provide or that our competitors will not provide superior facilities and/or service.

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  Focus on our most valuable customers and enhance profitability. Our primary marketing focus is through direct and relationship marketing to encourage repeat business with our customers. We have upgraded and refined the use of our sophisticated player tracking systems to identify and reward premium players and our most loyal and profitable customers. Based on a player's gaming activity, we create promotions including targeted direct mail coin offers and "members only" concerts, parties, tournaments, sweepstakes and special entertainment events. We constantly monitor our marketing initiatives, mix of casino games and costs and expenses in response to the prevailing regulatory and market environment in order to enhance our profitability. In response to the gaming tax increase in Illinois, we developed a strategy to minimize the impact of such increase. We have made several operational adjustments at our Illinois casinos, including refocusing capital spent on marketing, adjusting hours of restaurant operations and pricing for food and beverage operations, implementing admission fees at the Joliet casino, reducing the number of participation games and table games while increasing the number of slot machines and reducing the hours of casino operations to benefit from a corresponding decline in operational costs. If we do not successfully adapt our marketing plans, casino operations and cost structures in response to evolving market and regulatory conditions, our future success could be adversely impacted.

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  Invest in new gaming equipment. Slot machines contributed approximately 85% of our casino revenues in 2003 and are an important element of our profitability. We continually upgrade our gaming product with state-of-the-art slot machines. We believe that regularly replacing slot machines with the most popular products creates a more exciting gaming experience and increases profitability. We also continue to invest in cashless ticket-in, ticket-out, or "TITO", slot machines. The TITO machines are more convenient to our customers and their implementation results in operational efficiencies. As of March 31, 2004, approximately 60% of our total slot machines were TITO operational while approximately 85% were TITO capable. By the end of 2004, subject to final regulatory approvals, we expect that substantially all of our slot product will be cashless. Our investment in new gaming equipment involves the expenditure of significant funds and, despite our efforts, we cannot be certain that we will provide the most popular games or be required to make further significant investments to offer a competitive gaming environment.

  •
  Renovate and upgrade our properties. To maintain an exciting gaming experience for our customers, we have systematically renovated and improved our casino and entertainment facilities in response to customer preferences and market opportunities. For example, we spent approximately $150 million to develop and open new casinos in Kansas City and Joliet and significantly upgrade our Sioux City casino. The Kansas City and Joliet casinos now provide our customers with a more attractive, spacious, convenient and satisfying gaming experience. In addition, we spent approximately $30 million to maintain our other casinos to continue to provide a quality environment for our customers. We tailor our expansion plans to suit the market opportunity while focusing on our profitability. Although we tailor our expansion plans to suit the market opportunity while focusing on our profitability, some of our competitors have significantly greater financial resources and may choose to invest in gaming facilities that offer a greater level of customer satisfaction.

  •
  Pursue strategic opportunities and acquisitions that provide superior returns. We continue to look to invest in growth opportunities that add shareholder value while maintaining an appropriate capital structure. In 2003, we increased our focus and resources on our development efforts. We are actively pursuing opportunities to expand our asset base and increase our revenues and profitability through acquisitions, new developments, joint ventures and/or management contracts. We follow a disciplined approach to investing to ensure an appropriate return on capital and to enhance shareholder value. Acquisitions involve the expenditure of significant funds and involve a number of risks, including diversion of management attention, unanticipated problems, liabilities or contingencies and risks of entering markets in which we have limited or no direct expertise.

Casino Properties

Argosy Casino Lawrenceburg

        Property:    The Argosy Casino Lawrenceburg is located on the Ohio River in Lawrenceburg, Indiana approximately 15 miles west of Cincinnati and is the closest casino to the Cincinnati metropolitan area. The Lawrenceburg casino is one of the largest casinos in the central United States with 74,300 square feet of gaming space on three levels with 2,248 slot machines and 95 table games. In 2002, the Indiana Gaming Commission approved dockside gaming and our Lawrenceburg casino commenced dockside gaming on August 1, 2002. At our Lawrenceburg casino, approximately 62% of our total slot machines were TITO operational while an additional 9% were TITO capable as of December 31, 2003.

        The complex also features a 300 room hotel, a 200,000 square foot land-based entertainment pavilion and support facility offering a 350 seat buffet restaurant, two specialty restaurants, an entertainment lounge, an 1,800 space parking garage and a 1,400 space remote lot.

        Capital Improvements:    In 2003, we spent approximately $12.5 million on maintenance capital improvements. In 2004, we intend to spend approximately $11.5 million on maintenance capital improvements.

        Gaming Market:    The Lawrenceburg casino draws customers from a population of approximately 2.0 million residents in the Cincinnati metropolitan area and an additional approximately 5.6 million people who reside within 100 miles of Lawrenceburg, including the major metropolitan markets of Dayton and Columbus, Ohio and, to a lesser extent, Indianapolis, Indiana and Lexington, Kentucky.

        In the Cincinnati market, the Lawrenceburg casino directly competes with two other riverboat casinos. The three riverboat casinos operating in the Cincinnati market generated $684.6 million of gaming revenues in 2003, a 9.2% increase from 2002. In 2003, the Lawrenceburg casino represented 45.5% of the aggregate number of gaming positions, including the number of slot machines and table game seats, or "gaming position capacity," in the Cincinnati market, and captured 60.1% of the market's gaming revenues.

        The Lawrenceburg casino is the closest casino to the Cincinnati metropolitan area. Our nearest competitor is located approximately 15 miles further south of Lawrenceburg in Rising Sun, Indiana. Another competitor is located 40 miles from Lawrenceburg in Switzerland County, Indiana. To a lesser extent, we compete with a riverboat casino in Bridgeport, Indiana which principally serves the Louisville, Kentucky market located approximately 100 miles from Lawrenceburg.

        Regulatory:    Indiana gaming law currently limits the number of gaming licenses to be issued in the state to a total of 11, including a maximum of 5 licenses along the Ohio River and a limit of one license per county. Indiana gaming law does not restrict the size of a licensee's gaming facility or place limits on customer losses or betting levels. Our Indiana gaming license is subject to renewal on an annual basis. Effective August 1, 2002, our casino commenced dockside gaming, which allows our customers continuous unlimited ingress and egress during the casino's hours of operation. At the same time, Indiana enacted legislation to increase gaming tax rates for those casinos adopting dockside gaming. In 2003, the Indiana legislature enacted legislation applying certain provisions of tax increases enacted during 2002 on a retroactive basis and eliminating the existing restrictions on owning more than one Indiana casino and allows each county with riverboat gaming to hold a referendum to allow dockside gaming. Additionally, the Indiana House has passed a bill to permit slot machines at two Indianapolis-area racetracks and at off-track betting parlors in Indianapolis and Fort Wayne. The bill remains subject to approval by the Indiana Senate and Governor.

        Casino gaming is not currently permitted under the laws of either Ohio or Kentucky. The Ohio legislature has considered, at various times, legislation that would allow certain types of casino-style gaming at Ohio racetracks. Legislation has been introduced to allow Kentucky racetracks to have slot machines. The Kentucky legislation would allow any kind of electronic games, from slots to keno to video poker as well as wide area progressives. To date, Ohio, Kentucky and Indiana have not enacted such proposed legislation. Enactment of such legislation by Ohio, Kentucky or Indiana could have an adverse affect on the financial results of our Lawrenceburg casino.

Empress Casino Joliet

        Property:    The Empress Casino Joliet is located in Joliet, Illinois on a 300-acre site approximately 40 miles southwest of Chicago. In May 2003, we opened our new approximately $43 million barge-based casino providing 50,000 square feet of gaming space on two levels with 1,166 slot machines and 26 table games. The casino theme evokes Northern California's wine country and features a 150,000 square foot entertainment pavilion with three restaurants, an entertainment lounge and banquet/conference facilities. At our Joliet casino, we are awaiting Illinois regulatory approval to operate TITO slot machines. As of December 31, 2003, approximately 81% of our total slot machines were TITO capable.

        The complex also includes a 102 room hotel, surface parking areas with approximately 2,350 spaces and an 80 space recreational vehicle park. We acquired 100% of the Empress Casino Joliet as of July 31, 2001, for approximately $463.8 million.

        Capital Improvements:    In 2003, we spent approximately $38.9 million in capital expenditures, including $31.5 million on our new barge-based casino. The barge-based facility offers approximately 50,000 square feet of gaming space, plus an additional 15,000 square feet for a party room and player's lounge. In 2004, we intend to spend approximately $3.5 million in maintenance capital expenditures. This new facility enhances customer appeal in this competitive market and delivers a number of operational efficiencies at the same time.

        Gaming Market:    The Empress Casino Joliet draws from a population of approximately 9.2 million people who reside within 50 miles of Joliet, including Chicago, which has the largest local population of any state-licensed gaming market and is the third largest gaming market in the United States. The target customers of the Empress Casino Joliet are drawn largely from the southern and western regions of the greater Chicago metropolitan area, as well as portions of north central Illinois. The eight riverboat casinos operating in the Chicago market generated approximately $2.1 billion of gaming revenues in 2003, a 1.3% decrease from 2002. The Empress Casino Joliet had 9.8% of gaming position capacity in the Chicago market as of December 31, 2003, and captured 11.3% of the market's casino revenues in 2003.

        Regulatory:    Illinois gaming law currently limits the number of gaming licenses to be issued in the state to ten, of which nine are currently held by operating casinos. Each license permits the operation of up to two boats as part of a single riverboat gaming operation with a combined maximum of 1,200 gaming positions as defined by the state. Our Illinois license for Joliet was issued at the time of our acquisition of Empress Casino Joliet and was renewed in July 2002 for four years.

        Because we already held an Illinois gaming license at the time of our acquisition of the Empress Casino Joliet, we would not have been permitted to acquire Empress Casino Joliet prior to a 1999 amendment to the Illinois Riverboat Gambling Act. As a condition to its approval of the acquisition, however, the Illinois Gaming Board required us to enter into a transfer of ownership agreement. This agreement will have no effect unless the provisions of the 1999 amendment permitting the ownership of multiple licenses are invalidated by a final, non-appealable judicial ruling. Under this agreement, if the relevant provisions are invalidated, we will be obligated to transfer all of our shares of the Empress Casino Joliet Corporation to a trustee to hold in trust and use our best efforts to effectuate a sale of the shares at fair market value. During this time, the Empress Casino Joliet would remain open and we would manage the casino for a fee. If we do not sell the shares within one year, the Empress Casino Joliet would be required to immediately relinquish its gaming license to the Illinois Gaming Board. In this event, we would be obligated to pay the Illinois Gaming Board an amount equal to ninety percent (90%) of the operating profits of the Empress Casino Joliet earned during the period the shares were in trust. The transfer of ownership agreement provides that the trust will terminate upon legislative action that causes the Illinois Riverboat Gambling Act to permit the ownership of multiple gaming licenses or following a corporate reorganization by us, the result of which post-reorganization we would comply with the provisions of the Illinois Riverboat Gambling Act.

        All of our properties, with the exception of the Alton Belle Casino and Empress Casino Joliet, are currently operating ticket-in/ticket-out slot machines, or "TITO", that enable cashless gaming. In Illinois, the rules governing TITO have recently been adopted by the Illinois Gaming Board and, pending regulatory approval, our properties expect to be substantially all TITO operational by the end of 2004.

Alton Belle Casino

        Property:    The Alton Belle Casino is located on the Mississippi River in Alton, Illinois approximately 20 miles northeast of downtown St. Louis. We commenced operations in Alton, Illinois in September 1991 as the first gaming facility in Illinois and the St. Louis metropolitan market. We operate our casino on a three-deck gaming facility. The cruise liner features 26,700 square feet of gaming space, 1,068 slot machines and 20 table games. In June 1999, Illinois passed a law permitting casinos to offer continuous dockside gaming. At our Alton casino, we are awaiting Illinois regulatory approval to operate TITO slot machines. As of December 31, 2003, approximately 55% of our total slot machines are TITO capable.

        The Alton property includes an approximately 60,000 square foot entertainment pavilion and features a 124 seat buffet, a restaurant and a 400 seat main showroom. Self-parking is available adjacent to the casino, as well as valet parking.

        Capital Improvements:    In 2003, we spent approximately $0.5 million on maintenance capital improvements. In 2004, we intend to spend approximately $5.2 million on maintenance capital improvements.

        Gaming Market:    The Alton Belle Casino generally draws from a population of approximately 2.7 million residents within the St. Louis metropolitan area and an additional approximately 1.2 million people within a 100-mile radius of the City of St. Louis. The target customers of the Alton Belle Casino are drawn largely from the northern and eastern regions of the greater St. Louis metropolitan area, as well as portions of central and southern Illinois.

        The Alton Belle Casino faces competition from four other riverboat casino companies currently operating in the St. Louis area, including one other Illinois licensee, and a potential for another casino company in St. Louis. As an Illinois licensee, the Alton Belle Casino is not subject to Missouri's $500 loss limit. The riverboat casinos operating in the St. Louis market generated $842.7 million of gaming revenues in 2003, a 4.7% increase from 2002. The Alton Belle Casino represented approximately 11.0% of gaming position capacity in the St. Louis market, and captured approximately 12.9% of the market's gaming revenues.

        Regulatory:    Illinois gaming law currently limits the number of gaming licenses to be issued in the state to ten, of which nine are currently held by operating casinos. Each license permits the operation of up to two boats as part of a single riverboat gaming operation with a combined maximum of 1,200 gaming positions as defined by the state. Our Illinois gaming license is subject to renewal in October 2004. During the second quarter 2002 and the second quarter of 2003, Illinois enacted legislation increasing gaming and admission tax rates.

Argosy Casino Riverside

        Property:    The Argosy Casino Riverside is located approximately five miles from downtown Kansas City in Riverside, Missouri on a 55-acre site. In December 2003, we opened our new, state-of-the-art Mediterranean themed casino that replaced our three-level riverboat facility. The facility features an innovative "floating" casino floor that complies with Missouri gaming regulations and provides a seamless transition between the casino and land-based support areas. The new Las Vegas-style casino features approximately 62,000 square feet of gaming space on one level, 1,750 slot machines and 42 table games. The $105 million project also included the renovation and expansion of the current pavilion to include an 85,000 square foot land-based entertainment facility featuring 5 new food and beverage areas, including a buffet, steak house, deli, coffee bar, VIP lounge and sports/entertainment lounge and 8,000 square feet of banquet/conference facilities. A parking garage and surface parking areas with 2,000 spaces are located adjacent to the pavilion. The Riverside casino began operations in Kansas City, Missouri on June 22, 1994, as the first gaming facility to open in the Kansas City market. During November 1999, Missouri adopted open boarding, allowing customers unlimited ingress and egress, eliminating the two-hour mock cruising requirements. At our Riverside casino, 100% of our slot machines are TITO operational as of December 31, 2003.

        Capital Improvements:    During 2003, we spent $71.2 million on capital improvements, including all new cashless slot product. In 2004, we intend to spend approximately $24 million to complete our renovation project, which includes $8 million in additional purchases and $16 million in accrued costs as of December 31, 2003. Additionally, we intend to spend approximately $4.5 million on maintenance capital improvements.

        Gaming Market:    The Riverside casino draws from a population of approximately 440,000 residents in Kansas City and approximately 1.8 million residents in the greater Kansas City metropolitan area. The Riverside casino site offers convenient access from two major highways. The Riverside casino primarily attracts customers who reside in the northern and western regions of the Kansas City metropolitan area.

        We currently face competition from three other casinos in the Kansas City area. The four riverboat casinos operating in the Kansas City market generated $614.3 million of gaming revenues in 2003, essentially flat in comparison to 2002. Our Riverside casino represented 15.7% of gaming position capacity in the Kansas City market and captured 15.7% of the market's gaming revenues.

        Regulatory:    Our Missouri gaming license is subject to renewal in June 2004 and again every two years thereafter. Legislation has been filed in Kansas, which, if enacted, would allow for slot machines at racetracks. Legislation has been introduced in Missouri that would increase admission and gaming taxes. Should Kansas enact such legislation or Missouri increase admission or gaming taxes, our Riverside casino's financial results would be adversely affected.

Argosy Casino Baton Rouge

        Property:    The Argosy Casino Baton Rouge is located on the Mississippi River in downtown Baton Rouge, Louisiana. The casino features approximately 28,000 square feet of gaming space, 862 slot machines and 30 table games. The Baton Rouge casino began operations in September 1994 as the first riverboat gaming facility in the Baton Rouge market. Louisiana adopted legislation effective April 1, 2001, that permits dockside gaming, allowing customers unlimited ingress and egress. This legislation also increased the tax on riverboat operations from 18.5% to 21.5%. At our Baton Rouge casino, approximately 37% of our total slot machines were TITO operational while an additional 12% were TITO capable as of December 31, 2003.

        The riverboat casino is complemented by a 300-room Sheraton franchised hotel, a 730-space parking garage, a 270-space surface parking lot and by our adjacent real estate development known as Catfish Town. Catfish Town is located next to Baton Rouge's convention complex, the Centroplex, which has a 12,000-seat arena and a 30,000-square foot exhibition hall. Catfish Town includes a 50,000 square foot glass-enclosed atrium, entertainment/sports lounge, buffet/coffee shop, conference facilities and approximately 150,000 square feet of leasable retail space. We own and operate the Catfish Town facility through our wholly-owned subsidiary, Jazz Enterprises, Inc., which we acquired in 1995 after Catfish Town's developer experienced financial difficulties and put in doubt its ability to satisfy certain development obligations to the City of Baton Rouge.

        Capital Improvements:    During 2003, we spent approximately $3.0 million in maintenance capital improvements. In 2004, we intend to spend approximately $5.5 million in maintenance capital.

        Gaming Market:    The Baton Rouge casino draws from a population of approximately 0.6 million in the Baton Rouge metropolitan area. The Baton Rouge casino primarily faces competition from one casino located in downtown Baton Rouge. We also face competition from a Central-Louisiana Native American casino, a Central-Louisiana horse track and slot casino that opened in December 2003 and various video poker machine operators in non-casino locations in surrounding Louisiana parishes. The two riverboat casinos operating in the Baton Rouge market generated approximately $184.2 million of gaming revenues in 2003, a 2.5% increase from 2002. The Argosy Casino Baton Rouge represented 44.8% of gaming position capacity in the Baton Rouge market and generated 43.4% of the market's gaming revenues.

        Regulatory:    The Louisiana Gaming Board renewed our license effective July 18, 2002, for a three-year period subject to renewal on July 18, 2005.

Argosy Casino Sioux City

        Property:    The Argosy Casino Sioux City is located on the Missouri River in downtown Sioux City, Iowa. The riverboat features 12,500 square feet of gaming space, 482 slot machines and 14 table games. The Argosy Casino Sioux City typically conducts one two-hour cruise each day for 100 days per year. At all other times the Argosy Casino Sioux City remains dockside. The casino is complemented by adjacent barge facilities featuring buffet dining facilities, meeting space and administrative support offices. At our Sioux City casino, approximately 57% of our total slot machines were TITO operational while an additional 10% were TITO capable as of December 31, 2003.

        Capital Improvements:    In 2003, we spent approximately $5.3 million in capital expenditures, including $3.7 million on our renovation project of a barge facility that includes a new restaurant, party/function room and promotions booth, as well as office space for employees. In 2004, we expect to spend approximately $2.4 million in maintenance capital improvements.

        Gaming Market:    The Argosy Casino Sioux City draws from a population of approximately 85,000 residents in Sioux City and an estimated 125,000 people in the greater Sioux City metropolitan area. The Argosy Casino Sioux City competes primarily with land-based Native American casinos that are not required to report gaming revenues and other operating statistics, therefore market comparisons cannot be made. We also compete with certain providers and operators of video gaming in the neighboring state of South Dakota. Additionally, to a lesser extent we compete with slot machines at a pari-mutual racetrack in Council Bluffs, Iowa and with two riverboat casinos in the Council Bluffs/Omaha, Nebraska market, approximately 90 miles south of Sioux City.

        Regulatory:    Our Iowa gaming license is subject to annual renewal each March. In addition, Iowa law stipulates that a referendum must be held every eight years to reaffirm gaming in each county that has gaming. This referendum was approved in November 2002, thus continuing gaming in the county we operate in for another six years.

Marketing

        We focus our marketing efforts on direct and relationship marketing to encourage repeat business and foster customer loyalty. We have designed an overall marketing strategy of utilizing direct marketing as our primary means of communicating with our customers. Although the marketing plan for each of our properties is tailored to the specific needs of the site, the common strategic components are:

  •
  further refine and enhance our database marketing efforts;

  •
  continue to enhance our full-service player development program to service our most valuable customers;

  •
  aggressively market our gaming product and facility improvements;

  •
  refine, enhance and expand the schedule of parties, events and entertainment; and

  •
  utilize public relations as a tool to increase awareness, and reinforce marketing efforts by publicizing winners.

        A key tactic in implementing our overall strategy is the effective use of the information we obtain regarding our customers' playing activity. At each of our properties, we encourage patrons to join the Argosy Preferred Club. We then track the member's level of play through the use of sophisticated player tracking systems. We have upgraded and refined the use of our sophisticated player tracking systems to identify and reward premium players and our most loyal and profitable customers. Based on a player's gaming activity, we create promotions including targeted direct mail coin offers and "members only" concerts, parties, tournaments, sweepstakes and special entertainment events. Our data warehouse stores information on more than 2.6 million Argosy Preferred Club members in our marketing databases. Active Preferred Club members account for approximately 60% of our revenues.

Development

        Development and investment opportunities continue to be one of our integral business strategies. In 2003, we increased our focus and resources on our development efforts and assembled a team of six executives to primarily evaluate new opportunities to add shareholder value. The development team has extensive industry experience and an established record of developing, acquiring, integrating and operating facilities. We are actively pursuing opportunities to expand our asset base and increase our revenues and profitability through acquisitions, new developments, joint ventures and /or management contracts. In evaluating our alternatives, we focus on strategic markets with strong demographics and opportunities for growth to achieve an appropriate return on capital. Examples of opportunities we may pursue include the development and management of Native American casinos, the development of new facilities in jurisdictions that legalize or currently permit gaming, and the acquisition of pari-mutual racing facilities with the potential to become "racinos" and other existing gaming operations in attractive markets. We believe that we are well-positioned to enter into and successfully compete in existing markets or new markets that introduce or expand gaming, and we expect to be opportunistic in acquiring and developing additional properties at attractive prices.

Competition

        The U.S. gaming industry is intensely competitive and features many participants, including riverboat casinos, dockside casinos, land-based casinos, video lottery and poker machines not located in casinos, Native American gaming and other forms of gambling in the United States. Gaming competition is particularly intense in each of the markets where we operate. Historically, we have been an early entrant in each of our markets; however, as competing properties have opened, our operating results in each of these markets have been negatively affected. Many of our competitors have more gaming industry experience, are larger and have significantly greater financial and other resources. In addition, some of our direct competitors in certain markets may have superior facilities and/or operating conditions in terms of:

  •
  amenities offered at the gaming facility and the related support and entertainment facilities;

  •
  convenient parking facilities;

  •
  a location more favorably situated to the population base of a market and ease of accessibility to the casino site; and

  •
  favorable tax or regulatory factors.

        The competitive position of each of our casino properties is discussed in detail in the subsection entitled "Gaming Market" in the "The Company—Casino Properties" section.

        There could be further competition in our markets as a result of the upgrading or expansion of facilities by existing market participants, the entrance of new gaming participants into a market or legislative changes. We expect each market in which we participate, both current and prospective, to be highly competitive.

Employees

        As of December 31, 2003, we employed approximately 5,758 full-time and 680 part-time employees. The Seafarers Entertainment and Allied Trade Union represent approximately 2,701 employees, located throughout our properties. Additionally, 8 employees at our Alton Property are represented by the Seafarer Union of North America. We have collective bargaining agreements with those unions that expire at various times between June 2004 and June 2005. In Alton, the International Brotherhood of Electrical Workers represents 9 of our employees and 79 employees are represented by the Security Police Fire Professionals of America Union. In addition, 31 employees located throughout our properties except Alton are represented by the American Maritime Officers Union. At Joliet, the Hotel Employees and Restaurant Employees Union represent 303 employees. The hotel and restaurant employees of Joliet are currently working without a contract. We have not experienced any work stoppages and believe our labor relations are generally satisfactory.

Other Regulatory

        We are subject to certain federal, state and local safety and health laws, regulations and ordinances that apply to non-gaming businesses generally, such as the Clean Air Act, Clean Water Act, Occupational Safety and Health Act, Resource Conservation Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act. We have not made, and do not anticipate making, material expenditures in order to comply with applicable provisions of these laws and regulations. However, the coverage and attendant compliance costs associated with these laws, regulations and ordinances may result in future additional costs. The Department of Transportation has proposed regulations requiring owners and operators of certain vessels to establish through the U.S. Coast Guard evidence of financial responsibility in the amount of $5.5 million for clean up of oil pollution. This requirement can be satisfied by either proof of adequate insurance, including self-insurance, or the posting of a surety bond or guaranty.

        Our gaming facilities must comply with U.S. Coast Guard requirements as to boat design, on-board facilities, equipment, personnel and safety. Each facility must hold a certificate of seaworthiness or must be approved by the American Bureau of Shipping ("ABS") for stabilization and floatation, and may also be subject to local zoning and building codes. The U.S. Coast Guard requirements establish design standards, set limits on the operation of the vessels and require individual licensing of all personnel involved with the operation of the vessels. Loss of a vessel's certificate of seaworthiness or ABS approval would preclude its use as a floating casino.

        Permanently moored vessels are not required to hold certificates of documentation and inspection from the U.S. Coast Guard. However, the permanently moored vessels are inspected by a third party and certified with respect to stability and single compartment flooding integrity.

        Our marine operation employees may be subject to the Jones Act, which, among other things, exempts those employees from the state limits on workers' compensation awards.

        Regulations adopted by the Financial Crimes Enforcement Network of the U.S. Treasury Department require us to report currency transactions in excess of $10,000 by a single customer occurring within a gaming day, including identifying the customer by name and social security number. The regulation provides that substantial penalties can be imposed for each instance of a failure to report. In addition, rules promulgated under the Bank Secrecy Act require us to provide detailed reports regarding suspicious activity involving or aggregating $5,000 or more. Each instance of a failure to file a required report could result in significant penalties.

Insurance

        We carry property and casualty insurance on our land-based assets and our vessels, generally in the amount of their replacement costs, with a $100,000 deductible with respect to our land-based assets and a deductible equal to 2% of the replacement value of the vessels. Our land-based assets are covered by flood and earthquake insurance. Our general liability insurance with respect to land-based operations has a limit of $1 million per occurrence and $2 million as an annual aggregate with a $250,000 self-insured retention. Our general liability insurance with respect to our marine operations has a $500,000 per occurrence self-insured retention with per occurrence coverage up to a $200 million limit. With respect to worker's compensation, we have a $250,000 per occurrence deductible with a $1 million per occurrence limit. We carry business interruption insurance policies at our properties, which carry a 14-day deductible and maximum coverage up to $71 million, depending on the location.

Properties

        The following is a list of our principal properties as of March 31, 2004. Substantially all of our properties are subject to the lien of our senior lenders under our $675 million Amended and Restated Senior Secured Credit Facility Agreement dated July 31, 2001.

	Interest	Function	Lease Expiration
Lawrenceburg, Indiana
Real Property	Owned	Permanent Landing Site and Hotel
Argosy VI	Owned	Riverboat Casino
Docking Site	Leased	Vessel Dock	December 2004(1)
Real Property	Owned	Parking Lot
Joliet, Illinois
Real Property	Owned	Permanent Landing Site and Hotel
Empress I	Owned	Riverboat
Empress II	Owned	Riverboat
Support Barges	Owned	Staging Barges
Barge	Owned	Casino
Barges	Owned	Restaurant
Barges	Owned	Barges
Alton, Illinois
Office Building	Leased	Executive Offices	Month to Month
Real Property	Leased	Landing Rights	April 2006(1)
Alton Belle II	Owned	Riverboat Casino
Office Building	Owned	Offices
Support Barges	Owned	Landing and Office Facilities
Spirit of America Barge	Owned	Staging Vessel
Riverside, Missouri
Argosy IV	Owned	Riverboat
Real Property	Leased	Landing Rights	December 2004(1)
Real Property	Owned	Permanent Landing Site
Baton Rouge, Louisiana
Real Property	Owned	Vessel Access and Hotel
Argosy III	Owned	Riverboat Casino
Support Barge	Owned	Offices and Restaurant
Sioux City, Iowa
Argosy V	Owned	Riverboat Casino
Support Barge	Owned	Staging Barge
Real Property	Leased	Landing Rights	June 2004(1)

(1)
Renewal options available.

Legal Proceedings

        We are, from time to time, a party to legal proceedings arising in the ordinary course of business. Other than as disclosed below, we are unaware of any legal proceedings, which, even if the outcome were unfavorable to us, would have a material adverse impact on either our financial condition or results of operations.

Gaming Industry Class Actions

        We have been named, along with two gaming equipment suppliers, 41 of the country's largest gaming operators and four gaming distributors (the "Gaming Industry Defendants") in three class action lawsuits pending in Las Vegas, Nevada. The suits allege that the Gaming Industry Defendants violated the Racketeer Influenced and Corrupt Organizations Act ("RICO") by engaging in a course of fraudulent and misleading conduct intended to induce people to play their gaming machines based upon a false belief concerning how those gaming machines actually operate, as well as to the extent to which there is actually an opportunity to win on any given play. The suits seek unspecified compensatory and punitive damages. On January 14, 1997, the court consolidated all three actions under the case name William H. Poulos, etc. v. Caesars World, Inc., et al. On February 13, 1997, the plaintiffs filed a consolidated amended complaint. The court subsequently dismissed this complaint, in part, and on January 8, 1998, the plaintiffs filed a second amended complaint. The parties have fully briefed the plaintiff's motion for class certification. The court denied this motion on June 25, 2002, and refused to certify the case as a class action. The plaintiffs filed petition for leave to appeal this decision, which was granted. The parties fully briefed the appeal and the Appellate Court heard oral arguments on January 15, 2004. The Appellate Court is expected to issue its decision sometime in the second or third quarter of this year. Discovery has been stayed pending the court's ruling. We are unable to determine what effect, if any, the suit would have on our business or operations.

Conservancy District Lease Litigation in Dearborn County, Indiana

        On March 21, 1997, Deborah S. Whitacre filed an action in the Circuit Court of Dearborn County, Indiana as Cause No. 15CO1-9703-CP-073, challenging the validity of a lease to the City by the Conservancy District of Lawrenceburg, Indiana (the "District") of certain land owned by the District, which land has in turn been subleased by the City to our affiliate Indiana Gaming, L.P. and is being used for operation of our Lawrenceburg riverboat gaming facility. Defendants are the District and its individual directors. In 1998, Indiana Gaming, L.P. was permitted to intervene and has joined the District in contesting the action. Because of the death in 2002 of plaintiff's trial counsel, in May 2003 the court provided the plaintiff until December 31, 2003 to either secure a new trial attorney or report to the court her efforts in securing new counsel. As of May 25, 2004, no filings have been made by the plaintiff since the court's May 2003 order. As such, Indiana Gaming, L.P. is preparing a motion to dismiss the case for failure to prosecute. Even in the event that such motion is unsuccessful, we believe that the plaintiff's claims are without merit, and we will vigorously defend ourselves in this action if necessary. An adverse ruling in this matter, however, could invalidate the lease by the District to the City, which, absent a satisfactory settlement, could require us to relocate our Lawrenceburg casino. Given the nature of our Lawrenceburg operations, any ruling that would require relocating our Lawrenceburg casino could have a material adverse effect on our financial condition and results of operations.

Capitol House Preservation Company, L.L.C. v. Jazz Enterprises, Inc. ("Jazz") et. al.

        On November 26, 1997, Capitol House filed an amended petition in the Nineteenth Judicial District Court for East Baton Rouge Parish, State of Louisiana, on November 26, 1997, amending its previously filed but unserved suit against Richard Perryman, the person selected by the Louisiana Gaming Division to evaluate and rank the applicants seeking a gaming license for East Baton Rouge Parish, and now adding its state law claims against Jazz, the Former Jazz Shareholders, Argosy Gaming Company, Argosy of Louisiana, Inc. and Catfish Queen Partnership in Commendam, d/b/a the Belle of Baton Rouge Casino. This suit alleges that these parties violated the Louisiana Unfair Trade Practices Act in connection with obtaining the gaming license that was issued to us. The plaintiff, an applicant for a gaming license whose application was denied by the Louisana Gaming Division, seeks to prove that our gaming license was invalidly issued and seeks to recover lost gaming revenues that plaintiff contends it should have earned if the gaming license had been properly issued to plaintiff. In June 2003, the Louisiana trial court dismissed this lawsuit. This decision has been appealed by the plaintiffs to the First Circuit Court of Appeals. We believe the remaining claims are without merit and will vigorously defend ourselves in this action.

        We have the right to seek indemnification from the Former Jazz Shareholders for any liability we, Argosy Louisiana or Jazz suffers as a result of such cause of action. As part of the consideration payable by us to the Former Jazz Shareholders for the acquisition of Jazz, we agreed at the time of such acquisition to annual deferred purchase price payments of $1,350,000 for each of the first ten years after closing and $500,000 for each of the next ten years. Payments are to be made quarterly by us. The definitive acquisition documents provide us with offset rights against such deferred purchase price payments for indemnification claims against the Former Jazz Shareholders and for liabilities that the Former Jazz Shareholders contractually agreed to retain. There can be no assurance that the Former Jazz Shareholders will have assets sufficient to satisfy any claim in excess of our offset rights, therefore, an adverse ruling in this matter could have a material adverse effect on us.

MANAGEMENT

Executive Officers and Directors

        The following table sets forth certain information concerning our executive officers and directors.

Name	Age	Position
William F. Cellini(b)	69	Chairman of the Board of Directors
George L. Bristol(a)	63	Director
Jimmy F. Gallagher(a)	76	Director
James B. Perry(a)	54	Director
F. Lance Callis(c)	68	Director
John B. Pratt, Sr.(c)	81	Director
Edward F. Brennan(c)	63	Director
Michael W. Scott(b)	50	Director
Richard J. Glasier(b)	59	Director, President and Chief Executive Officer
Virginia M. McDowell	46	Senior Vice President—Operations, Sales and Marketing
Joy A. Berry	46	Senior Vice President—Development
Dale R. Black	40	Senior Vice President and Chief Financial Officer
R. Ronald Burgess	60	Senior Vice President—Human Resources
John J. Jones(d)	37	Senior Vice President—General Counsel and Corporate Secretary
James A. Gulbrandsen	63	Senior Vice President

(a)
Messrs. Bristol, Gallagher and Perry comprise a class of directors whose term expires in 2006.

(b)
Messrs. Cellini, Glasier and Scott comprise a class of directors whose term expires in 2005.

(c)
Messrs. Callis, Pratt and Brennan comprise a class of directors whose term expires in 2007.

(d)
Mr. Jones joined the Company in January 2004 and is in the process of seeking a permanent license from applicable states. No assurance can be given that Mr. Jones will be able to obtain the necessary, permanent occupational licenses.

        William F. Cellini has been Chairman of the Company's Board of Directors since February 1993. Mr. Cellini has served as Chief Executive Officer of New Frontier Companies, a real estate development, management and construction concern with offices in Chicago and Springfield, Illinois since 1977. Mr. Cellini is the chairman of the Corporate Governance and Nominating Committee and the Executive Committee of the Board of Directors.

        George L. Bristol has been President of GLB, Inc., a consulting firm, for over 20 years. He has been a member of the Board of Directors of the Company since January 1995 and is a member of its Audit Committee and Compensation Committee and serves as the vice chairman of the Executive Committee. Mr. Bristol was the Acting Chief Executive Officer of the Company from January 13, 1997 to April 20, 1997.

        Jimmy F. Gallagher has been a director of the Company since February 1993 and is currently the vice chairman of its Compensation Committee a member of its Corporate Governance and Nominating Committee and Audit Committee. Mr. Gallagher retired from the gaming industry in March 1991. From March 1990 to March 1991, he was Supervisor of Casino Games for the Park Hotel and Casino in Las Vegas, Nevada.

        James B. Perry was elected to the Board of Directors during April 2000. From April 1997 to May 2003, Mr. Perry served as Chief Executive Officer of the Company. From April 1997 to July 2002, Mr. Perry served as the President of the Company. From August 1996 to April 1997, Mr. Perry was

President of the Hospitality Group of Keating Building Group. From 1976 to August 1996, Mr. Perry was employed by Aztar Corporation in numerous positions, including President and General Manager of TropWorld Casino and Entertainment Resort in Atlantic City, New Jersey. He is a member of the Executive Committee of the Company's Board of Directors.

        F. Lance Callis has been a partner with the law firm of Callis, Papa, Jackstadt, Szewczyk, Rongey & Danzinger P.C. (formerly Pratt & Callis, P.C.), with offices in St. Louis, Missouri and Granite City, Illinois for over 15 years. Mr. Callis has been a member of the Board of Directors of the Company since February 1993 and is the vice chairman of its Corporate Governance and Nominating Committee and a member of its Executive Committee.

        John B. Pratt, Sr.    has practiced law in White Hall, Illinois as a sole practitioner for over 15 years. He has been a member of the Board of Directors of the Company since February 1993 and is a member of its Compensation Committee, Corporate Governance and Nominating Committee and is the vice chairman of its Audit Committee.

        Edward F. Brennan has been a partner with the law firm of Brennan, Jones & Brennan P.C. (formerly Brennan, Cates & Constance) in Belleville, Illinois for over 15 years. He has been a member of the Board of Directors of the Company since January 1995 and serves as the chairman of its Compensation Committee and is a member of its Audit Committee.

        Michael W. Scott has been the Chief Executive Officer of ICap, Inc., a consulting and investment banking firm from 1990 to the present. He has been a member of the Board of Directors since April 2002 and is the chairman of the Audit Committee and a member of the Compensation Committee and the Corporate Governance and Nominating Committee.

        Richard J. Glasier was elected to the Board of Directors in June 2003. Mr. Glasier has served as President since July 2002 and assumed the position of Chief Executive Officer in May 2003. From November 1995 to July 2002, Mr. Glasier was Executive Vice President and Chief Financial Officer with Royal Caribbean Cruise Ltd. From November 1985 to November 1995 he was Chief Financial Officer of Royal Caribbean. He has served as a member on various boards of directors including Aztar Corporation from July 2001 until July 2002. Mr. Glasier is a member of the Executive Committee of the Company's Board of Directors.

        Virginia M. McDowell has been Senior Vice President—Operations, Sales and Marketing since May 2003. From June 1997 to May 2003, Ms. McDowell was Senior Vice President—Sales and Marketing. From September 1996 to May 1997, Ms. McDowell was General Manager of the Northeast Office of Casino Data Systems, Inc. From 1984 to August 1996, Ms. McDowell held numerous positions with Aztar Corporation including Vice President of Business Development of TropWorld Casino and Entertainment Resort in Atlantic City, New Jersey.

        Joy A. Berry has been Senior Vice President—Development since February 2003. From July 1996 to February 2003, Ms. Berry was Regional Vice President of Development at Marriott International. From October 1991 to July 1996 Ms. Berry was the President of Bonanza Realty, Inc. Prior to 1996, Ms. Berry served as the Vice President of Real Estate and Development at Ramada International Hotels & Resorts.

        Dale R. Black has been the Senior Vice President and Chief Financial Officer since April 1998. From April 1993 to March 1998, Mr. Black served as Corporate Controller. Prior to joining the Company, Mr. Black held various financial management positions throughout his career in both industry and with an international public accounting firm.

        R. Ronald Burgess has been Senior Vice President—Human Resources since June 1999. From July 1986 to June 1999, Mr. Burgess served in several human resources leadership roles with Harrah's

Entertainment and the predecessor organization Promus Companies and Holiday Corporation in Memphis, Tennessee.

        John J. Jones was hired to serve as Senior Vice President and General Counsel in January 2004 and was appointed Corporate Secretary during March 2004. Between December 2002 and January 2004, Mr. Jones served as outside counsel to various businesses, and held positions as Managing Director of Edward Andrews Group, Inc., an investment bank specializing in mergers and acquisitions and corporate finance, and Vice Chairman and General Counsel of Legal Advantage Services, Inc. From July 1998 to December 2002, Mr. Jones was Executive Vice President and General Counsel of RCN Corporation. From January 1996 to December 1997, Mr. Jones was Vice President and General Counsel of Designer Holdings Ltd. (a/k/a Calvin Klein Jeans). Mr. Jones was an associate with the law firm Skadden, Arps, Meagher & Flom in New York, New York prior to joining Designer Holdings Ltd.

        James A. Gulbrandsen has been Senior Vice President since June 2003. From June 1997 to May 2003, Mr. Gulbrandsen was Senior Vice President—Operations. From late 1996 to May 1997, Mr. Gulbrandsen was retired. From 1992 to 1996, Mr. Gulbrandsen was an owner/operator of the Womack Casino in Cripple Creek, Colorado.

 SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

        The following table sets forth, as of the close of business on June 21, 2004, certain information with respect to the beneficial ownership of our common stock beneficially owned by (i) each director of the Company, (ii) the chief executive officer of the Company and four most highly compensated executive officers of the Company other than the chief executive officer (collectively, the "named officers"), (iii) all executive officers and directors as a group and (iv) each stockholder who is known to the Company to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), of more than 5% of our outstanding common stock. Each of the persons listed below has sole voting and investment power with respect to such shares, unless otherwise indicated. The address of the Directors and Officers listed below is 219 Piasa Street, Alton, IL 62002.

Name of Beneficial Owner	Common Stock Beneficially Owned		Percent of Class
Directors and Named Officers:
William F. Cellini	1,340,123	(a)(b)(c)	4.6%
Edward F. Brennan	12,167	(c)	*
George L. Bristol	3,367	(c)	*
F. Lance Callis	700,674	(c)	2.4%
Jimmy F. Gallagher	413,905	(c)	1.4%
James B. Perry	51,667	(c)	*
John B. Pratt, Sr.	157,667	(c)	*
Michael W. Scott	6,167	(c)	*
Richard J. Glasier	91,000	(c)	*
Joy A. Berry	5,000	(c)	*
Virginia M. McDowell	41,364	(c)	*
Arnold L. Block	2,710	(c)	*
Brenda K. Bauer	7,116	(c)	*
All directors and executive officers as a group (17 persons)	2,892,851	(c)	9.7%
Principal Stockholders:
Kornitzer Capital Management, Inc. 5420 West 61st Place Shawnee Mission, KS 66205	1,830,455	(d)	6.2%
Ariel Capital Management, LLC 200 E. Randolph Drive, Suite 2900 Chicago, IL 60601	1,650,030	(e)	5.6%
State Street Research & Management Company One Financial Center 30th Floor Boston, MA 02111	1,697,200	(f)	5.8%

Barclay's Global Investors, NA 45 Fremont Street San Francisco, CA 94105	2,558,798	(g)	8.7%
Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403	2,122,225	(h)	7.2%
John F. Brennan, Jr. Sirios Associates, L.L.C. Sirios Capital Management, L.P. Address not provided on Schedule 13G	1,500,000	(i)	5.1%

*
Less than 1%

(a)
Includes 281,945 shares of our common stock held in Trust for William F. Cellini, Jr., as beneficiary with an independent third party as sole trustee and 271,944 shares of our common stock held in Trust for William F. Cellini, Jr., as beneficiary, with William F. Cellini, Jr. and William F. Cellini, father of William F. Cellini, Jr., as co-trustees. Mr. Cellini disclaims beneficial ownership of the 281,945 shares of our common stock held in the William F. Cellini, Jr. Trust by an independent third party as sole trustee.

(b)
Includes 281,945 shares of our common stock held in Trust for Claudia Marie Cellini, as beneficiary, with an independent third party as sole trustee and 271,944 shares of our common stock held in Trust for Claudia Marie Cellini as beneficiary with Claudia Marie Cellini and William F. Cellini, father of Claudia Marie Cellini, as co-trustees. Mr. Cellini disclaims beneficial ownership of the 281,945 shares of our common stock held in the Claudia Marie Cellini Trust by an independent third party as sole trustee.

(c)
Amounts shown include 4,667 shares of our common stock for William Cellini, 3,167 shares of our common stock for Edward F. Brennan, 3,167 shares of our common stock for George L. Bristol, 4,667 shares of our common stock for F. Lance Callis, 3,000 shares of our common stock for Jimmy F. Gallagher, 4,667 shares of our common stock for John B. Pratt, Sr., 1,667 shares of common stock for James B. Perry, 4,667 shares of our common stock for Michael W. Scott, 80,000 shares of our common stock for Richard J. Glasier, 0 shares of our common stock for Joy A. Berry, 40,364 shares of our common stock for Virginia M. McDowell, 2,710 shares of our common stock for Arnold L. Block, 7,116 shares of our common stock for Brenda K. Bauer and 222,260 of our common stock for all directors and executive officers as a group represented by stock options exercisable within 60 days of June 21, 2004.

(d)
Based on Schedule 13G dated February 12, 2004, filed with the Securities and Exchange Commission under the Exchange Act, which indicates that Kornitzer Capital Management, Inc. has shared voting power and shared dispositive power with respect to 1,830,455 shares.

(e)
Based on Schedule 13G dated April 8, 2004, filed with the Securities and Exchange Commission under the Exchange Act, which indicates that Ariel Capital Management, LLC beneficially owns an aggregate of 1,650,030 shares and has sole voting power over 1,408,655 shares and sole dispositive power over 1,650,030 shares.

(f)
Based on Schedule 13G dated February 17, 2004, filed with the Securities and Exchange Commission under the Exchange Act, which indicates that State Street Research & Management Company has sole voting power and sole dispositive power over 1,697,200 shares.

(g)
Based on Schedule 13G dated February 17, 2004, filed with the Securities and Exchange Commission under the Exchange Act, which indicates that Barclay's Global Investors, NA beneficially owns an aggregate of 2,558,798 shares, with sole dispositive power and sole voting power over 2,359,497 shares.

(h)
Based on Schedule 13G dated February 9, 2004, filed with the Securities and Exchange Commission under the Exchange Act, which indicates that Franklin Resources Inc. ("FRI") is a holding company whose subsidiaries advise various open or closed end investment companies or other managed accounts which grant investment and/or voting power to FRI and that FRI has sole voting power and sole dispositive power over 2,122,225 shares, except that Franklin Mutual Advisers, LLC ("FMA"), a subsidiary of FRI has independent voting and dispositive power over certain securities separate from FRI and its other subsidiaries, but such filing does not indicate any other information for FMA.

(i)
Based on Schedule 13G dated May 14, 2004, filed with the Securities and Exchange Commission under the Exchange Act, which indicates that (1) Sirios Capital Partners, L.P. beneficially owns an aggregate of 56,900 shares, (2) Sirios Capital Partners II, L.P., beneficially owns an aggregate of 291,150 shares, (3) Sirios/QP Partners, L.P. beneficially owns an aggregate of 414,250 shares, (4) Sirios Overseas Fund, Ltd. beneficially owns an aggregate of 671,400 shares, (5) Sirios Overseas Fund II, Ltd. beneficially owns an aggregate of 66,300 shares, (6) Sirios Capital Management, L.P. beneficially owns an aggregate of 1,500,000 shares, (7) Sirios Associates, L.L.C. beneficially owns an aggregate of 1,500,000 shares, and (8) John F. Brennan, Jr. beneficially owns an aggregate of 1,500,000 shares. According to Schedule 13G dated May 14, 2004, John F. Brennan, Jr. is the sole Managing Member and directs the operations of Sirios Associates, L.L.C., which is the general partner of Sirios Capital Management, L.P. Sirios Capital Management, L.P. is the investment manager and has the power to direct the affairs of Sirios Capital Partners, L.P., Sirios Capital Partners II, L.P., Sirios/QP Partners, L.P., Sirios Overseas Fund, Ltd., and Sirios Overseas Fund II, Ltd. Such Schedule 13G indicates that, as a group, John F. Brennan, Jr. and the named Sirios entities have shared voting power and shared dispositive power over 1,500,000 shares.

 EXECUTIVE COMPENSATION

Summary Compensation Table

        The following table sets forth annual and long-term compensation for the Company's Chief Executive Officer and four other most highly compensated officers during 2003 (collectively, the "named officers"), as well as certain other compensation information for the named officers during the years indicated.

Summary Compensation Table

		Annual Compensation				Long Term Compensation(a)
Name and Principal Position	Year	Salary	Bonus		Other Annual Compensation(b)	Restricted Stock Awards		Stock Options (#)	All Other Compensation
James B. Perry	2003	$230,770	$—		—	—		—	$1,830,548	(d)
Director and Former	2002	600,002	622,121		—	—		—	2,267,962	(d)
Chief Executive Officer	2001	563,465	929,506		—	—		—	5,324,309	(d)
Richard J. Glasier	2003	$625,000	$500,337		—	—		—	$72,546	(e)
President and Chief	2002	247,596	450,000		—	—		200,000	18,279	(e)
Executive Officer	2001	—	—		—	—		—	—
Virginia M. McDowell	2003	$321,154	$185,742		—	—		18,516	$430,500	(f)
Senior Vice President	2002	249,038	143,398		—	—		3,789	9,200	(f)
Operations	2001	225,000	333,135		—	—		—	618,223	(f)
Joy A Berry	2003	$293,154	$300,000	(c)	—	$408,750	(g)	35,000	$15,852	(h)
Senior Vice President—	2002	—	—		—	—		—	—
Development	2001	—	—		—	—		—	—
Arnold L. Block	2003	$275,000	$145,940		—	—		13,638	$9,244	(i)
Regional Vice President	2002	347,169	175,366		—	—		4,065	33,624	(i)
of Operations, South	2001	251,231	310,347		—	—		—	31,078	(i)
Brenda K. Bauer	2003	$284,739	$145,940		—	—		13,848	$13,412	(j)
Regional Vice President	2002	263,654	32,592		—	—		3,750	12,533	(j)
of Operations, North	2001	210,075	155,353		—	—		—	8,000	(j)

(a)
Options granted pursuant to the Company's 1993 Stock Option Plan, as amended.

(b)
For each person named, "Other Annual Compensation" is below the level where disclosure would be required.

(c)
Includes a $100,000 signing bonus.

(d)
2003—Other compensation includes a car allowance of $3,692, matching contributions to the Company's 401(k) plan of $2,000, stock option exercises of $1,821,375 (representing the aggregate difference between stock price at exercise of $19.205 and stock option price of $7.0625) and reimbursement of medical expenses.

  2002—Other compensation includes a car allowance of $9,600, matching contributions to the Company's 401(k) plan of $2,000, stock option exercises of $2,248,500 (representing the aggregate difference between stock price at exercise of $27.735 and stock option price of $5.25) and reimbursement of medical expenses.

  2001—Other compensation includes a car allowance of $9,600, matching contributions to the Company's 401(k) Plan of $2,000, stock option exercises of $5,305,625 (representing the aggregate difference between weighted average stock price at exercise of $24.635 and weighted average stock option price of $3.4125) and reimbursement of medical expenses.

(e)
2003—Other compensation includes a car allowance of $7,800, matching contributions to the Company's 401(k) plan of $2,000, reimbursement of commission on house sale of $38,175, reimbursement of club membership of $18,833 and reimbursement of medical expenses.

  2002—Other compensation includes a car allowance of $3,300 and reimbursement of moving and other expenses of $14,979.

(f)
2003—Other compensation includes a car allowance of $7,200, matching contributions to the Company's 401(k) plan of $2,000 and stock option exercises of $421,300 (representing the aggregate difference between stock price at exercise of $24.19 and stock option price of $3.125).

  2002—Other compensation includes a car allowance of $7,200 and matching contributions to the Company's 401(k) plan of $2,000.

  2001—Other compensation includes a car allowance of $7,200, matching contributions to the Company's 401(k) plan of $2,000, stock option exercises of $596,000 (representing the aggregate difference between stock price at exercise of $32.925 and stock option price of $3.125) and reimbursement of medical expenses.

(g)
Represents 25,000 shares of restricted Common Stock issued pursuant to an Employment Agreement dated December 19, 2002 and governed by the terms of a Restricted Stock Award Certificate and Deposit Agreement subject to acceptance for listing on the New York Stock Exchange. 50% of such shares vested on February 18, 2004 and 50% are scheduled to vest on February 18, 2005.

(h)
2003—Other compensation includes a car allowance of $5,077 and reimbursement of moving expenses of $10,775.

(i)
2003—Other compensation includes a car allowance of $6,000, matching contributions to the Company's 401(k) plan of $2,000 and reimbursement of medical expenses.

  2002—Other compensation includes a car allowance of $5,538, a housing allowance of $14,430, reimbursement of moving expenses of $11,656 and matching contributions to the Company's 401(k) plan of $2,000.

  2001—Other compensation includes a car allowance of $3,600, a housing allowance of $25,478 and matching contributions to the Company's 401(k) plan of $2,000.

(j)
2003—Other compensation includes a car allowance of $6,000, matching contributions to the Company's 401(k) plan of $2,000 and reimbursement of medical expenses.

  2002—Other compensation includes a car allowance of $6,000, matching contributions to the Company's 401(k) plan of $1,000 and reimbursement of medical expenses.

  2001—Other compensation includes a car allowance of $6,000 and matching contributions to the Company's 401(k) plan of $2,000.

Equity Compensation Plan Data

        The following table gives information about the Company's common stock that may be issued upon exercise of options under all of the Company's existing compensation plans as of December 31, 2003, including the Company's 1993 Employee Stock Option Plan and the Company's 1993 Directors Stock Option Plan.

	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Equity compensation plans approved by security holders:
Stock Option Plan	783,459	$18.56	1,807,887
Directors Option Plan	20,500	$30.54	79,000
Equity compensation plans not approved by security holders:
None	N/A	N/A	N/A

Total	803,959	$18.86	1,886,887

Option Grants in Last Fiscal Year

        The following table sets forth information concerning options granted by the Company during the year ending December 31, 2003 to the named executive officers.

Name	Number of Securities Underlying Options Granted	Individual % of Total Options Granted to Employees in Fiscal Year	Grants Exercise Price ($/share)	Expiration Date	Grant Date Present Value(a)
Virginia M. McDowell	18,516	6.0	$19.92	4/29/13	$158,312
Joy A. Berry	35,000	11.4	$16.35	2/18/13	$245,700
Arnold L. Block	13,638	4.4	$19.92	4/29/13	$116,605
Brenda K. Bauer	13,848	4.5	$19.92	4/29/13	$118,400

(a)
The dollar amounts of grant date present value set forth in this column were valued using the Black-Scholes model for valuing stock options, as provided by the Securities and Exchange Commission's executive compensation disclosure rules. Significant assumptions used to prepare this valuation include: stock price volatility of 44.3% (calculated from historical stock price volatility using consecutive monthly closing stock prices from January 31, 1998 through the grant date), a risk-free rate of 3.22%, a dividend yield of 0% and an expected life of 5 years. No assurances can be made that the amounts reflected will be achieved.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth information concerning options exercised during 2003 and presents the value of unexercised options held by the named officers at fiscal year end.

Name	Shares Acquired on Exercise (#)(a)	Value Realized ($)	Number of Unexercised Options at Fiscal Year End (#) Exercisable/Unexercisable	Value of Unexercised In-The-Money Options at Fiscal Year End(b) Exercisable/Unexercisable
James B. Perry	150,000	$1,821,375	—/—	$—/$—
Richard J. Glasier	—	$—	40,000/160,000	$196,400/$785,600
Virginia M. McDowell	20,000	$421,300	42,929/21,042	$853,536/$112,392
Joy A. Berry	—	$—	11,667/23,333	$112,467/$224,933
Arnold L. Block	—	$—	14,300/16,348	$192,493/$82,783
Brenda K. Bauer	—	$—	10,807/16,348	$131,080/$84,057

(a)
Options totaling 170,000 shares were exercised by the named executive officers during 2003.

(b)
The last reported sale price of our common stock on the New York Stock Exchange on December 31, 2003, was $25.99.

Employment Agreements

        Mr. Richard J. Glasier entered into a three-year employment agreement on July 9, 2002, pursuant to which Mr. Glasier agreed to serve as President of the Company. Mr. Glasier is to be paid $625,000 annually. Effective January 1, 2004, Mr. Glasier's salary was increased to $678,000 annually. In addition, Mr. Glasier received a signing bonus of $450,000 and 200,000 options under the Company's 1993 Employee Stock Option Plan as amended. Mr. Glasier is also a participant in the Company's Corporate Incentive Bonus Plan. In the event of a change in control of the Company, Mr. Glasier receives a payment equal to three times his annual salary. The non-competition provision of the agreement restricts Mr. Glasier from engaging in competition in any jurisdictions where the Company maintains gaming facilities (including managed properties) for a period of 12 months following resignation or termination.

        Ms. Virginia M. McDowell entered into an employment agreement dated as of January 1, 2002. Ms. McDowell has agreed to serve as Senior Vice President—Operations of the Company. Ms. McDowell is to be paid $370,000 annually. In addition, Ms. McDowell is a participant in the Company's Corporate Incentive Bonus Plan. In the event of a change of control of the Company in which Ms. McDowell is not retained or is offered a lesser position or elects to leave following the change of control, Ms. McDowell receives a payment equal to three times her annual salary. The non-competition provision of the agreement restricts Ms. McDowell from engaging in competition in any jurisdiction where the Company maintains gaming facilities (including managed properties) for a period of 12 months following termination.

        Ms. Joy Berry entered into a two-year employment agreement on December 19, 2002, pursuant to which Ms. Berry agreed to serve as Senior Vice President—Development of the Company. Ms. Berry is to be paid $370,000 annually. In addition, Ms. Berry received a signing bonus of $100,000, 35,000 options under the Company's 1993 Employee Stock Option Plan as amended and a restricted stock award of 25,000 shares of Common Stock. Ms. Berry is also a participant in the Company's Corporate Incentive Bonus Plan with a guaranteed payout of $200,000 for each of 2003 and 2004. In the event of a change in control of the Company, Ms. Berry receives a payment equal to three times her annual salary. The non-competition provision of the agreement restricts Ms. Berry from engaging in competition in any jurisdictions where the Company maintains gaming facilities (including managed properties) for a period of 90 days following resignation or termination.

        Mr. Dale R. Black entered into an employment agreement dated as of January 1, 2002, pursuant to which Mr. Black agreed to serve as Senior Vice President and Chief Financial Officer. Mr. Black is to be paid $295,000 annually. In addition, Mr. Black is a participant in the Company's Corporate Incentive Bonus Plan. In the event of a change of control of the Company in which Mr. Black is not retained or is offered a lesser position or elects to leave following the change of control, Mr. Black receives a payment equal to three times his annual salary. The non-competition provision of the agreement restricts Mr. Black from engaging in competition in any jurisdiction where the Company maintains gaming facilities (including managed properties) for a period of 12 months following termination.

        Mr. R. Ronald Burgess entered into an employment agreement dated as of January 1, 2002, pursuant to which Mr. Burgess agreed to serve as Senior Vice President—Human Resources. Mr. Burgess is to be paid $220,000 annually. In addition, Mr. Burgess is a participant in the Company's Corporate Incentive Bonus Plan. In the event of a change of control of the Company in which Mr. Burgess is not retained or is offered a lesser position or elects to leave following the change of control, Mr. Burgess receives a payment equal to three times his annual salary. The non-competition provision of the agreement restricts Mr. Burgess from engaging in competition in any jurisdiction where the Company maintains gaming facilities (including managed properties) for a period of 12 months following termination.

        Mr. John J. Jones entered into an employment agreement dated as of January 12, 2004, pursuant to which Mr. Jones agreed to serve as Senior Vice President, Secretary and General Counsel. Mr. Jones is to be paid $275,000 annually. In addition, Mr. Jones received a signing bonus of $75,000 and 70,000 stock options under the Company's 1993 Employee Stock Option Plan, as amended. In addition, Mr. Jones is a participant in the Company's Corporate Incentive Bonus Plan, with a guaranteed payout of no less than $123,750 for 2004. In the event of a change of control of the Company in which Mr. Jones is not retained or is offered a lesser position or elects to leave following the change of control, Mr. Jones receives a payment equal to three times his annual salary. The non-competition provision of the agreement restricts Mr. Jones from engaging in competition in any jurisdiction where the Company maintains gaming facilities (including managed properties) for a period of 12 months following termination.

        Mr. James A. Gulbrandsen entered into an employment agreement dated as of December 23, 2002, pursuant to which Mr. Gulbrandsen agreed to serve as Senior Vice President of the Company. Mr. Gulbrandsen is to be paid $225,000 annually for 2003 and $200,000 for 2004. In addition, Mr. Gulbrandsen is a participant in the Company's Corporate Incentive Bonus Plan with a guaranteed payout of $100,000 for 2003 and $75,000 for 2004. Mr. Gulbrandsen also received 35,000 options under the 1993 Employee Stock Option Plan as amended. In the event of a change of control of the Company in which Mr. Gulbrandsen is not retained or is offered a lesser position or elects to leave following the change of control, Mr. Gulbrandsen receives a payment equal to three times his annual salary. The non-competition provision of the agreement restricts Mr. Gulbrandsen from engaging in competition in any jurisdiction where the Company maintains gaming facilities (including managed properties) for a period of 12 months following termination.

 COMPENSATION COMMITTEE INTERLOCKS
AND INSIDER PARTICIPATION

        During the year ended December 31, 2003, the Company's Compensation Committee consisted of Messrs. Brennan, Bristol, Callis, Gallagher, Pratt and Scott. No member of the Compensation Committee of the Company was, during the year ended December 31, 2003, an officer, former officer or employee of the Company or any of its subsidiaries except for, Mr. Bristol, a director, who was Acting Chief Executive Officer of the Company from January 13, 1997 to April 20, 1997 during the Company's search for a new Chief Executive Officer. No executive officer of the Company served as a member of (i) the compensation committee of another entity in which one of the executive officers of such entity served on the Company's Compensation Committee, (ii) the Board of Directors of another entity in which one of the executive officers of such entity served on the Company's Compensation Committee, or (iii) the compensation committee of another entity in which one of the executive officers of such entity served as a member of the Company's Board of Directors, during the year ended December 31, 2003.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

        The Company has entered into an indemnification agreement with each of its directors and executive officers to provide them with the maximum indemnification allowed under the Company's Certificate of Incorporation, By-laws and applicable law.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

        The following is a summary of important terms of our material indebtedness. We have previously filed copies of the credit agreement and indentures setting forth the terms of the indebtedness with the SEC. You should refer to those agreements for the complete terms of the indebtedness.

Senior Credit Facility

        On July 31, 2001, we and substantially all of our wholly-owned operating subsidiaries entered into an amended and restated senior secured revolving bank credit agreement with Wells Fargo Bank, National Association and certain other lenders. The credit agreement provides for a revolving credit facility with availability of $345 million as of March 31, 2004 that terminates on July 31, 2006. In addition, our credit agreement provides for a term loan in an aggregated principal amount of $275 million that terminates on July 31, 2008. We are in the process of seeking an amendment to our senior credit facility to amend the covenant relating to the minimum required level of subordinated indebtedness, reducing it from $550 million to $350 million.

        The senior credit facility is secured by liens on substantially all of our and our subsidiaries' assets. The credit agreement contains customary representations and warranties and affirmative and negative covenants (including, among others, covenants relating to financial and compliance reporting, capital expenditures, restricted payments, maintenance of certain financial ratios, incurrence of liens, sale or disposition of assets and incurrence of other debt).

        Currently, at our option, interest on advances under the existing senior credit facility accrue at either:

  •
  the rate of interest for 1, 2, 3, or 6 month dollar deposits as quoted on Telerate Page 3750 in the London interbank eurodollar market plus a spread ranging from 1.35% to 2.875%; or

  •
  the higher of (1) the rate most recently announced by Wells Fargo Bank, National Association as its "prime rate" or (2) the Federal Funds Rate plus one-half of one percent per annum plus a spread ranging from .125% to 1.625%.

        The credit agreement contains covenants restricting our ability and our subsidiaries' ability to, among other things:

  •
  borrow money;

  •
  pay dividends on, redeem or repurchase capital stock;

  •
  make investments;

  •
  incur liens on assets to secure debt;

  •
  merge or consolidate with another company; and

  •
  transfer or sell assets.

        We are also required to comply with financial covenants with respect to:

  •
  maximum total and senior leverage ratios;

  •
  a minimum net worth ratio; and

  •
  a minimum fixed charge coverage ratio.

        The credit agreement contains customary affirmative covenants and events of default.

10 3/4% Senior Subordinated Notes

        In June 1999, we issued $200 million principal amount of 10 3/4% senior subordinated notes due 2009. In February 2001, we issued an additional $150 million in principal amount of our 10 3/4% senior subordinated notes due 2009 at a price of 106% of the principal amount. The notes were payable semi-annually in arrears on June 1 and December 1.

        On January 30, 2004, we commenced an offer to purchase with respect to our 10 3/4% senior subordinated notes due 2009. With the net proceeds from the issuance of the outstanding notes and funds from our credit facility, we repurchased $329.3 million, approximately 94%, of our 10 3/4% senior subordinated notes due 2009. We called all remaining untendered 10 3/4% Senior Subordinated Notes due 2009 and retired them on June 1, 2004.

9% Senior Subordinated Notes

        In July 2001, we issued $200 million principal amount of 9% senior subordinated notes due 2011, all of which remain outstanding. The senior subordinated notes are unconditionally guaranteed, on a senior subordinated basis, by substantially all of our wholly-owned subsidiaries. The notes are payable semi-annually in arrears on March 1 and September 1.

        On or after September 1, 2006, we may redeem all or a part of the 9% notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest, if any, to the redemption date:

Year	Percentage
2006	104.5%
2007	103.0%
2008	101.5%
2009 and thereafter	100.0%

        In addition, at any time prior to September 1, 2006, we may on any one or more occasions redeem up to 35% of the aggregate principal amount of the 9% notes at a redemption price of 109% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, with the net cash proceeds of an offering of our capital stock; provided that at least 65% of the aggregate principal amount of 9% notes issued remain outstanding immediately after the occurrence of such redemption and the redemption must occur within 60 days of the date of the closing of such offering.

        We must repurchase, at the option of the holders, the notes at 101% of their principal amount, plus accrued and unpaid interest, upon the occurrence of a "Change of Control," which is defined in the indenture relating to the 9% notes. We are not required to make sinking fund payments with respect to any of the notes.

        The indenture for the 9% notes contains restrictive covenants customary for similar issuances of senior subordinated debt, including covenants that limit our ability to: borrow money; pay dividends on, redeem or repurchase our capital stock; make investments; incur liens on our assets to secure debt; merge or consolidate with another company; and transfer or sell our assets.

DESCRIPTION OF THE NOTES

        As used in this description, the word "Company" refers only to Argosy Gaming Company and not to any of its subsidiaries. Other capitalized terms used in this description are defined later under the heading "—Certain Definitions."

        The outstanding notes were, and the new notes will be, issued under an indenture as of February 12, 2004 (as such indenture may be amended or supplemented, the "Indenture") among the Company, as issuer, and J.P. Morgan Trust Company, National Association, as trustee (the "Trustee"). The terms of the new notes are nearly identical to the terms of the outstanding notes in all material respects, including interest rate and maturity, except that the registered notes will not be subject to:

  •
  the restrictions on transfer; and

  •
  the registration rights agreement's covenants regarding registration of the outstanding notes.

        The following summary of certain provisions of the Indenture does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, including the definitions of certain terms therein and those terms made a part thereof by the Trust Indenture Act of 1939, as amended. We urge you to read the Indenture, because it and not this description, defines your rights as holders of the Notes. You may obtain copies of the Indenture from the Company upon request. Certain defined terms used in this description but not defined below under "—Certain Definitions" have the meanings assigned to them in the Indenture.

General

        The new notes will be, and the outstanding notes are, unsecured senior subordinated obligations of the Company, in an aggregate principal amount of $350.0 million, and will mature on January 15, 2014. Subject to the covenants described below under "—Covenants" and applicable law, the Company may issue additional notes under the Indenture from time to time after this offering. The new notes, the outstanding notes and any additional notes subsequently issued under the Indenture would be treated as a single class for all purposes under the Indenture, including without limitation, waivers, amendments, redemptions and offers to purchase. For purposes of this description, references to the "Notes" include the notes issued in this offering, the outstanding notes and any additional notes subsequently issued under the Indenture.

        Interest on the Notes will accrue at the rate of 7% per annum and will be payable semi-annually in arrears on January 15 and July 15, commencing on July 15, 2004. The Company will make each interest payment to the holders of record on the immediately preceding January 1 and July 1. Interest on the Notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

        As of the date of the Indenture, all of our subsidiaries that directly or indirectly own and operate our casino properties will be "Restricted Subsidiaries." Substantially all of the operations of the Company are conducted through its Restricted Subsidiaries and, therefore, substantially all of our cash flow is derived from our Restricted Subsidiaries. Under the circumstances described below under the caption "Designation of Restricted and Unrestricted Subsidiaries" we will be permitted to designate certain of our Subsidiaries as "Unrestricted Subsidiaries." Our Unrestricted Subsidiaries will not be subject to many of the restrictive covenants in the Indenture and will not guarantee the Notes.

        If a holder of Notes has given wire transfer instructions to the Company, the Company will pay all principal, interest and premium and Additional Interest, if any, on that holder's Notes in accordance with those instructions. All other payments on Notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Company elects to make interest payments by check mailed to the holders of the Notes at their addresses set forth in the register of holders.

        The Company will issue the Notes in fully registered form, without coupons, in denominations of $1,000 and integral multiples of $1,000. See "—Book-Entry; Delivery and Form." No service charge will be made for any registration of transfer or exchange of Notes, but the Company may require a holder of Notes to pay any taxes and fees required by law or permitted by the Indenture.

        Since none of our Subsidiaries guarantee the Notes, the Notes are effectively junior in right of payment to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's Subsidiaries. Any right of the Company to receive assets of any of its Subsidiaries upon the Subsidiary's liquidation or reorganization (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of the Subsidiary, in which case the claims of the Company would still be subordinate in right of payment to any security in the assets of the Subsidiary and any Indebtedness of the Subsidiary senior to that held by the Company. As of March 31, 2004, the Company's Subsidiaries had approximately $3.0 million of Indebtedness (other than their obligations as co-borrowers under our senior credit facility and their guarantees of the $200.0 million aggregate outstanding 9% Notes) and $47.9 million of trade payables and other liabilities outstanding. See "Risk Factors—The notes are effectively subordinated to all indebtedness of our subsidiaries."

Paying Agent and Registrar for the Notes

        The Trustee acts as Paying Agent and Registrar. The Company may change the Paying Agent or Registrar without prior notice to the holders of the Notes, and the Company or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

Transfer and Exchange

        A holder of Notes may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder of Notes, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder of Notes to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed. See "—Book Entry; Delivery and Form" and "Transfer Restrictions" below.

        The registered holder of a Note will be treated as the owner of it for all purposes. Only registered holders will have rights under the Indenture.

Optional Redemption

        On or after January 15, 2009, the Company may redeem all or a part of the Notes upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Additional Interest, if any, thereon, to the applicable redemption date (subject to the right of holders of record on the relevant record date that is on or prior to the redemption date to receive interest due on an interest payment date), if redeemed during the twelve-month period beginning on January 15 of the years indicated below:

Year	Percentage
2009	103.500%
2010	102.333%
2011	101.167%
2012 and thereafter	100.000%

        In addition, at any time prior to January 15, 2007, the Company may on any one or more occasions redeem up to 35% of the aggregate principal amount of Notes issued under the Indenture at a redemption price of 107.0% of the principal amount thereof, plus accrued and unpaid interest and Additional Interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date that is on or prior to the redemption date to receive interest due on an interest payment date), with the Net Cash Proceeds of one or more Equity Offerings; provided that:

  (1)
  at least 65% of the aggregate principal amount of Notes issued under the Indenture remains outstanding immediately after the occurrence of such redemption (excluding Notes held by the Company and its Subsidiaries); and

  (2)
  the redemption must occur within 60 days of the date of the closing of such Equity Offering.

        Except pursuant to the preceding paragraph, the Notes will not be redeemable at the Company's option prior to January 15, 2009.

Gaming Redemption

        If any Gaming Authority:

  (1)
  requests or requires a holder or beneficial owner of Notes to appear before, submit to the jurisdiction of or provide information to, such Gaming Authority and such holder or beneficial owner either refuses to do so or otherwise fails to comply with such request or requirement within a reasonable period of time; or

  (2)
  determines that any holder or beneficial owner of Notes is not suitable or qualified with respect to beneficial ownership of the Notes,

        then the Company may:

  (1)
  require that such holder or beneficial owner dispose of its Notes within 30 days (or such earlier date as required by the Gaming Authority) of (1) the termination of the 30-day period described above for the holder or beneficial owner to apply for a license, qualification or finding of suitability or (2) the receipt of the notice from the Gaming Authority that the holder or beneficial owner will not be licensed, qualified or found suitable; or

  (2)
  redeem the Notes of such holder or beneficial owner at a price equal to the lesser of (1) the price at which such holder or beneficial owner acquired such Notes or (2) the Fair Market Value of such Notes or, if the Notes are listed on a national securities exchange, the last reported sale price on the date the Company notifies such holder or beneficial owner of the redemption.

        Immediately upon a determination that a holder or beneficial owner will not be licensed, qualified or found suitable, the holder or beneficial owner will have no further rights (1) to exercise any right conferred by the Notes, directly or indirectly, through any trustee, nominee or any other Person or entity, or (2) to receive any interest or other distribution or payment with respect to the Notes or any remuneration in any form from the Company for services rendered or otherwise, except the redemption price of the Notes. The holder or beneficial owner applying for a license, qualification or finding of suitability must pay all costs of the licensure or investigation for such qualification or finding of suitability.

Selection and Notice

        If less than all of the Notes are to be redeemed at any time, the Trustee will select Notes for redemption on a pro rata basis unless otherwise required by law or applicable stock exchange requirements.

        No Notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 but not more than 60 days before the redemption date to each holder of Notes to be redeemed at its registered address. Notices of redemption may not be conditional. If any Note is to be redeemed in part only, the notice of redemption that relates to that Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion of the original Note will be issued in the name of the holder thereof upon cancellation of the original Note. Notes called for redemption become due on the date fixed for redemption. On and after the redemption date, interest ceases to accrue on Notes or portions of them called for redemption.

Sinking Fund

        There will be no sinking fund payments for the Notes.

Registration Rights

        The Company will use its best efforts, at its cost, to file and cause to become effective a registration statement with respect to a registered offer (the "Exchange Offer") to exchange the Notes for an issue of senior subordinated notes of the Company (the "Exchange Notes") with terms identical to the Notes (except that the Exchange Notes will not bear legends restricting the transfer thereof). Upon such registration statement being declared effective, the Company shall offer the Exchange Notes in return for surrender of the Notes. Such offer shall remain open for not less than 20 business days after the date notice of the Exchange Offer is mailed to holders of Notes. For each Note surrendered to the Company under the Exchange Offer, the holder will receive an Exchange Note of equal principal amount. Interest on each Exchange Note shall accrue from the last Interest Payment Date on which interest was paid on the Notes so surrendered or, if no interest has been paid on such Notes, from the Closing Date.

        In the event that (i) applicable law or applicable interpretations of the staff of the Securities and Exchange Commission (the "Commission") do not permit the Company to effect the Exchange Offer, (ii) the Exchange Offer is not for any other reason consummated on or prior to the date that is six months from the Closing Date or (iii) the Exchange Offer has been completed and in the opinion of counsel for the Initial Purchasers a registration statement must be filed and a prospectus must be delivered by the Initial Purchasers in connection with any offering or sale of Registrable Securities, the Company shall, at its cost, use its best efforts to cause to become effective a shelf registration statement (the "Shelf Registration Statement") with respect to resales of the Notes and to keep such Shelf Registration Statement effective until the expiration of the time period referred to in Rule 144(k) under the Securities Act after the Closing Date, or such shorter period that will terminate when all Notes covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement. For the purposes of the preceding, "Registrable Securities" means the Notes; provided, however, that the Notes shall cease to be Registrable Securities (i) when a registration statement with respect to such Notes shall have been declared effective under the Securities Act and such Notes shall have been disposed of pursuant to such registration statement, (ii) when such Notes have been sold to the public pursuant to Rule 144 (or any similar provision then in force, but not Rule 144A) under the Securities Act or (iii) when such Notes shall have ceased to be outstanding.

        The Company will, in the event of such a shelf registration, provide to each holder of Notes copies of the prospectus, notify each holder of Notes when the Shelf Registration Statement for the Notes has become effective and take certain other actions as are required to permit resales of the Notes. A holder of Notes that sells its Notes pursuant to the Shelf Registration Statement generally will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers and will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales. Holders of Notes will be required to deliver certain information to be used in connection with the Shelf Registration Statement. By acquiring Registrable Securities, a holder of Notes will be deemed to have agreed to indemnify the Company, the Initial Purchasers and the other selling holders of Notes against certain losses arising out of information furnished by such holder in writing for inclusion in any Shelf Registration Statement. Holders of Notes will also be required to suspend their use of the prospectus included in the Shelf Registration Statement under certain circumstances upon receipt of written notice to that effect from the Company.

        In the event that the Exchange Offer is not consummated and a Shelf Registration Statement, if applicable, is not declared effective on or prior to the date that is six months after the Closing Date, the annual interest rate borne by the Notes will be increased by 0.5% until the Exchange Offer is consummated or the Shelf Registration Statement is declared effective ("Additional Interest"); provided, however, that, if, after it has been declared effective, the offering of Registrable Securities pursuant to a Shelf Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court, such registration statement will be deemed not to have become effective during the period of such interference until the offering of Registrable Securities pursuant to such registration statement may legally resume.

        If the Company effects the Exchange Offer, the Company will be entitled to close the Exchange Offer 20 business days after the commencement thereof, provided that it has accepted all Notes theretofore validly surrendered in accordance with the terms of the Exchange Offer. Notes not tendered in the Exchange Offer shall bear interest at the rate set forth on the cover page of this Prospectus and be subject to all of the terms and conditions specified in the Indenture and to the transfer restrictions described in "Transfer Restrictions."

        This summary of the material provisions of the registration rights agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which is available from the Company upon request. We urge you to read the registration rights agreement because it, and not this summary, defines your rights as holders of the Notes.

Ranking

        The new notes will be senior subordinated Indebtedness of the Company. The payment of the Senior Subordinated Obligations will, to the extent set forth in the Indenture, be subordinated in right of payment to the prior payment in full, in cash or cash equivalents, of all Obligations due in respect of existing and future Senior Indebtedness. Since none of our Subsidiaries will guarantee the new notes, the new notes will be effectively junior to all debt and other liabilities of the Company's Subsidiaries. As of March 31, 2004, the Company had $894.6 million of Indebtedness, $320.5 million of which was Senior Indebtedness, and our Subsidiaries had $3.0 million of outstanding debt (other than their obligations as co-borrowers under our senior credit facility and their guarantees of the $200.0 million aggregate outstanding 9% Notes) and $47.9 million in other liabilities, as to which the Notes are effectively junior. Notwithstanding the foregoing, payment from the money or the proceeds of U.S. Government Obligations held in any defeasance trust described under "—Defeasance" below, will not be contractually subordinated in right of payment to any Senior Indebtedness or subject to the restrictions described herein.

        The holders of Senior Indebtedness will be entitled to receive payment in full in cash or cash equivalents of all Obligations due in respect of Senior Indebtedness (including, with respect to Designated Senior Indebtedness, any interest accruing after the commencement of any proceeding described below at the rate specified in the applicable Designated Senior Indebtedness whether or not interest is an allowed claim enforceable against the Company in such proceeding) before the holders of Notes will be entitled to receive any payment on account of Senior Subordinated Obligations or any payment to acquire any of the Notes for cash, property or securities, or any distribution with respect to the Notes of any cash, property or securities (except that holders of Notes may receive and retain Permitted Junior Securities and payments made from the trust described under "—Defeasance"), in the event of any distribution to creditors of the Company:

  (1)
  in a liquidation or dissolution of the Company;

  (2)
  in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

  (3)
  in an assignment for the benefit of creditors; or

  (4)
  in any marshaling of the Company's assets and liabilities.

        In addition, until all Obligations due with respect to Senior Indebtedness are paid in full in cash or cash equivalents, any such distribution to which holders of Notes would be entitled shall be made to the holders of Senior Indebtedness (except that holders of Notes may receive and retain Permitted Junior Securities and payments made from the trust described under "—Defeasance").

        The Company also may not make any payment in respect of any Senior Subordinated Obligations (except in Permitted Junior Securities or from the trust described under "—Defeasance") if:

  (1)
  a payment default on Designated Senior Indebtedness occurs and is continuing beyond any applicable grace period; or

  (2)
  any other default occurs and is continuing on any series of Designated Senior Indebtedness that permits holders of that series of Designated Senior Indebtedness to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the trustee or other representative for the holders of any Designated Senior Debt, or the holders of at least a majority of the outstanding principal amount of such Designated Senior Indebtedness.

        Payments on the Notes may and shall be resumed:

  (1)
  in the case of a payment default, upon the date on which such default is cured or waived; and

  (2)
  in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received.

        No new Payment Blockage Notice may be delivered unless and until: (1) 360 days have elapsed since the delivery of the immediately prior Payment Blockage Notice; and (2) all scheduled payments of principal, interest and premium and Additional Interest, if any, on the Notes that have come due have been paid in full in cash.

        No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice.

        Notwithstanding the foregoing, the Company will be permitted to redeem any Notes to the extent required to do so by any Gaming Authority as described in "—Gaming Redemption."

        If the Trustee or any holder of Notes receives a payment in respect of the Notes (except in Permitted Junior Securities or from the trust described under "—Defeasance") when:

  (1)
  the payment is prohibited by these subordination provisions; and

  (2)
  the Trustee or the holder of Notes has actual knowledge that the payment is prohibited,

the Trustee or the holder of Notes, as the case may be, will hold the payment in trust for the benefit of the holders of Senior Indebtedness. Upon the proper written request of the holders of Senior Indebtedness, the Trustee or the holder of Notes, as the case may be, will deliver the amounts in trust to the holders of Senior Indebtedness or their proper representative.

        The Company must promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default. Whenever a distribution is to be made or a notice given to holders of Senior Indebtedness, the distribution may be made and the notice given to the indenture trustee or other trustee, agent or representative for such Senior Indebtedness.

        Upon the occurrence of a Change in Control and certain Asset Sales, the Company will be required to offer to repurchase some or all of the Notes. See "—Covenants—Limitation on Asset Sales," "—Repurchase of Notes upon a Change of Control". The Credit Facility generally restricts the Company from purchasing the Notes, and also provides that certain change of control or asset sale events with respect to the Company would constitute a default under the Credit Facility. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions.

        In the event a Change of Control or Asset Sale occurs at a time when the Company is prohibited from purchasing Notes, the Company could seek the consent of its senior lenders to the purchase of Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under such Senior Indebtedness. In such circumstances, the subordination provisions in the Indenture would likely restrict payments to the holders of Notes.

        By reason of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, holders of Notes may recover less, ratably, than creditors of the Company who are holders of Senior Indebtedness. As a result of the obligation to deliver amounts received in trust to holders of Senior Indebtedness, holders of Notes may recover less ratably than trade creditors of the Company. See "Risk Factors—Your right to receive payments on these notes is junior to our senior credit facility and possibly all of our future borrowings."

Certain Definitions

        Set forth below is a summary of certain of the defined terms used in the covenants and other provisions of the Indenture. Reference is made to the Indenture for the full definition of all terms as well as any other capitalized terms used herein for which no definition is provided.

        "9% Notes" means the 9% Senior Subordinated Notes due 2011 of the Company.

        "10 3/4% Notes" means the 10 3/4% Senior Subordinated Notes due 2009 of the Company.

        "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary or assumed in connection with an Asset Acquisition by a Restricted Subsidiary; provided that Indebtedness of such Person which is redeemed, defeased, retired or otherwise repaid at the time of or immediately upon consummation of the transactions by which such Person becomes a Restricted Subsidiary or such Asset Acquisition shall not be Acquired Indebtedness.

        "Adjusted Consolidated Net Income" means, for any period, the aggregate net income (or loss) of the Company and its Restricted Subsidiaries for such period determined in conformity with GAAP; provided that the following items shall be excluded in computing Adjusted Consolidated Net Income (without duplication):

  (1)
  the net income of any Person that is not a Restricted Subsidiary, except to the extent of the amount of dividends or other distributions actually paid to the Company or any of its Restricted Subsidiaries by such Person during such period;

  (2)
  the net income (or loss) of any Person prior to the date it becomes a Restricted Subsidiary or is merged into or consolidated with the Company or any of its Restricted Subsidiaries or all or substantially all of the property and assets of such Person are acquired by the Company or any of its Restricted Subsidiaries;

  (3)
  any net income of any Restricted Subsidiary if the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of such net income is not at the time permitted by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to such Restricted Subsidiary, except that:

  (A)
  the Company's equity in the net income of any such Restricted Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash that could have been paid or distributed during such period to the Company or another Restricted Subsidiary as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary, to the limitation contained in this clause (3) and provided such ability is not due to a waiver of such restriction) and

  (B)
  the Company's equity in a net loss of any such Restricted Subsidiary for such period shall be included in determining Adjusted Consolidated Net Income regardless of such restriction;

  (4)
  any gains or losses (on an after-tax basis) attributable to Asset Sales;

  (5)
  all extraordinary gains and extraordinary losses and any premium, fees and expenses payable in connection with the offering of the Notes and the 9% Notes, the repurchase of the 10 3/4% Notes and the initial establishment of the Credit Facility;

  (6)
  any non cash impairment loss determined in accordance with GAAP related to the carrying value of assets owned by the Company or its Restricted Subsidiaries as of July 31, 2001 that are recorded in the ordinary course of business and are being used by the Company or have been replaced by other comparable assets of the Company or its Restricted Subsidiaries;

  (7)
  the cumulative effect of a change in accounting principles; and

  (8)
  upon the occurrence and during the continuance of a Trigger Event, the net income of Empress Casino Corporation, except to the extent of the management fee paid to the Company or a Restricted Subsidiary of the Company other than Empress Casino Corporation pursuant to the terms of the Management Agreement during such period.

        "Affiliate" means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

        "Asset Acquisition" means

  (1)
  an investment by the Company or any of its Restricted Subsidiaries in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged into or consolidated with the Company or any of its Restricted Subsidiaries;

  (2)
  an acquisition by the Company or any of its Restricted Subsidiaries of the property and assets of any Person other than the Company or any of its Restricted Subsidiaries that constitute substantially all of a division or line of business of such Person; or

  (3)
  the occurrence of a Reverse Trigger Event.

        "Asset Disposition" means

  (1)
  the sale or other disposition by the Company or any of its Restricted Subsidiaries (other than to the Company or another Restricted Subsidiary) of

  (A)
  all or substantially all of the Capital Stock of any Restricted Subsidiary or

  (B)
  all or substantially all of the assets that constitute a division or line of business of the Company or any of its Restricted Subsidiaries; or

  (2)
  the occurrence of a Trigger Event.

        "Asset Sale" means any sale, transfer or other disposition (including by way of merger, consolidation or sale-leaseback transaction) in one transaction or a series of related transactions by the Company or any of its Restricted Subsidiaries to any Person other than the Company or any of its Restricted Subsidiaries of:

  (1)
  all or any of the Capital Stock of any Restricted Subsidiary;

  (2)
  all or substantially all of the property and assets of an operating unit or business of the Company or any of its Restricted Subsidiaries; or

  (3)
  any other property and assets (other than the Capital Stock of or other Investment in an Unrestricted Subsidiary) that is outside the ordinary course of business of the Company or any of its Restricted Subsidiaries,

in each case, other than a sale of all or substantially all of the assets of the Company in compliance with the "Merger, Consolidation, or Sale of Assets" covenant described below; provided that "Asset Sale" shall not include:

  (1)
  sales or other dispositions of inventory, receivables and other current assets in the ordinary course of business,

  (2)
  sales, transfers or other dispositions of assets constituting a Restricted Payment permitted to be made under the "Limitation on Restricted Payments" covenant or Investments permitted pursuant to clause (6) of the definition of Permitted Investments,

  (3)
  sales or other dispositions of assets for consideration at least equal to the fair market value of the assets sold or disposed of, to the extent that the consideration received are invested in accordance with clause (1)(B) of the "Limitation on Asset Sales" covenant,

  (4)
  the occurrence of a Trigger Event,

  (5)
  sales, transfers or other dispositions of assets with a Fair Market Value not in excess of $10.0 million in any transaction or series of related transactions, or

  (6)
  sales, transfers or other dispositions of furniture, fixtures or equipment that has become worn out, obsolete or damaged or otherwise unsuitable for use in connection with the business of the Company or its Restricted Subsidiaries.

        "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended or may, at the option of the lessor, be extended. Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

        "Average Life" means, at any date of determination with respect to any debt security, the quotient obtained by dividing (1) the sum of the products of (A) the number of years from such date of determination to the dates of each successive scheduled principal payment of such debt security and (B) the amount of such principal payment by (2) the sum of all such principal payments.

        "Capital Stock" means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all Common Stock and Preferred Stock.

        "Capitalized Lease" means, as applied to any Person, any lease of any property (whether real personal or mixed) of which the discounted present value of the rental obligations of such Person as lessee, in conformity with GAAP, is required to be capitalized on the balance sheet of such Person.

        "Capitalized Lease Obligations" means the discounted present value of the rental obligations under a Capitalized Lease.

        "Change of Control" means the occurrence of any of the following:

  (1)
  a "person" or "group" (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) other than a group comprised of one or more Excluded Persons becomes the ultimate "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of the Company on a fully diluted basis;

  (2)
  individuals who on the Closing Date constitute the Board of Directors of the Company (together with any new directors whose election by the Board of Directors of the Company or whose nomination by the Board of Directors of the Company for election by the Company's stockholders was approved by a vote of at least two-thirds of the members of the Board of Directors of the Company then in office who either were members of the Board of Directors of the Company on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors of the Company then in office;

  (3)
  the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its Subsidiaries taken as a whole to any "person" (as that term is used in Section 13(d)(3) of the Exchange Act); or

  (4)
  the adoption of a plan relating to the liquidation or dissolution of the Company.

        "Closing Date" means the date on which the Notes are originally issued under the Indenture.

        "Consolidated EBITDA" means, for any period, Adjusted Consolidated Net Income for such period plus, to the extent such amount was deducted in calculating such Adjusted Consolidated Net Income:

  (1)
  Consolidated Interest Expense,

  (2)
  income taxes (other than income taxes (either positive or negative) attributable to extraordinary and non-recurring gains or losses or sales of assets),

  (3)
  depreciation expense,

  (4)
  amortization expense,

  (5)
  all other non-cash items reducing Adjusted Consolidated Net Income (other than items that will require cash payments and for which an accrual or reserve is, or is required by GAAP to be, made), less all non-cash items increasing Adjusted Consolidated Net Income (other than normal recurring accruals of revenue in the ordinary course of business and reversals of prior accruals and reserves for cash items previously excluded from Consolidated EBITDA pursuant to this clause (5)), all as determined on a consolidated basis for the Company and its Restricted Subsidiaries in conformity with GAAP and

  (6)
  any premium, fees and expenses payable in connection with the repurchase and refinancing of the 9% Notes;

provided that, if any Restricted Subsidiary is not a Wholly Owned Restricted Subsidiary, Consolidated EBITDA shall be reduced (to the extent not otherwise reduced in accordance with GAAP) by an amount equal to (1) the amount of the Adjusted Consolidated Net Income attributable to such Restricted Subsidiary multiplied by (2) the percentage ownership interest in the income of such Restricted Subsidiary not owned on the last day of such period by the Company or any of its Restricted Subsidiaries.

        Notwithstanding the preceding provisions, upon the occurrence and during the continuance of a Trigger Event for purposes of determining the Consolidated EBITDA attributable to Empress Casino Corporation, the Company shall (i) add to Adjusted Consolidated Net Income only the Consolidated Interest Expense and income taxes of Empress Casino Corporation that are permitted to be distributed to the Company pursuant to the Trust Agreements and (ii) not add to Adjusted Consolidated Net Income any depreciation and amortization expenses or other non cash items reducing Adjusted Consolidated Net Income of Empress Casino Corporation.

        "Consolidated Interest Expense" means, for any period, the aggregate amount of:

  (1)
  interest in respect of Indebtedness of the Company and its Restricted Subsidiaries (including, without limitation, amortization of original issue discount on any such Indebtedness, the interest portion of any deferred payment obligation and imputed interest with respect to Attributable Debt, calculated in accordance with the effective interest method of accounting; all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing; the net costs associated with Interest Rate Agreements);

  (2)
  all but the principal component of rentals in respect of Capitalized Lease Obligations paid, accrued or scheduled to be paid or to be accrued by the Company and its Restricted Subsidiaries during such period;

  (3)
  any interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such Guarantee or Lien is called upon; and

  (4)
  the product of (1) all dividends, whether paid or accrued and whether or not in cash, on any series of Preferred Stock of such Person or any of its Restricted Subsidiaries, other than dividends on Capital Stock payable solely in Capital Stock of the Company (other than Disqualified Stock) or to the Company or a Restricted Subsidiary of the Company, times (2) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP;

        excluding, however:

  (1)
  any amount of such interest of any Restricted Subsidiary if the net income of such Restricted Subsidiary is excluded in the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof (but only in the same proportion as the net income of such Restricted Subsidiary is excluded from the calculation of Adjusted Consolidated Net Income pursuant to clause (3) of the definition thereof); and

  (2)
  any premiums, fees and expenses (and any amortization thereof) payable in connection with the offering of the Notes, the repurchase of the 10 3/4% Notes and the 9% Notes and the amendment of the Credit Facility on the date of the Indenture, any amortization of premiums, fees and expenses incurred prior to the date of the Indenture in connection with the initial establishment of, and subsequent amendments to, the Credit Facility, the offering of the 9% Notes and any other amortization of debt issuance costs, all as determined on a consolidated basis (without taking into account Unrestricted Subsidiaries) in conformity with GAAP.

        "Credit Facility" means the Second Amended and Restated Credit Agreement dated as of July 31, 2001, among the Company, certain subsidiaries of the Company, as co-borrowers, and Wells Fargo Bank, N.A., as administrative agent and the lenders referred to therein, together with any agreements, instruments and documents executed or delivered pursuant to or in connection with such Credit Facility (including, without limitation, any Guarantees and security documents), in each case as such Credit Facility or such agreements, instruments or documents may be amended, supplemented, extended, renewed, refinanced or otherwise modified from time to time.

        "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

        "Default" means any event that is, or after notice or passage of time or both would be, an Event of Default.

        "Designated Senior Indebtedness" means

  (1)
  any Indebtedness outstanding under the Credit Facility (except that any Indebtedness which represents a partial refinancing of Indebtedness theretofore outstanding pursuant to the Credit Facility, rather than a complete refinancing thereof, shall only constitute Designated Senior Indebtedness if such partial refinancing meets the requirements of clause (2) below) and

  (2)
  any other Senior Indebtedness that, at the date of determination, has an aggregate principal amount outstanding of at least $50 million and that had been specifically designated by the Company as "Designated Senior Indebtedness."

        "Disqualified Stock" means any class or series of Capital Stock of any Person that by its terms or otherwise is

  (1)
  required to be redeemed prior to the Stated Maturity of the Notes,

  (2)
  redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the Notes or

  (3)
  convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the Notes; provided that any Capital Stock that would not constitute Disqualified Stock but for provisions thereof giving holders thereof the right to require such Person to repurchase or redeem such Capital Stock upon the occurrence of an "asset sale" or "change of control" occurring prior to the

    Stated Maturity of the Notes shall not constitute Disqualified Stock if the "asset sale" or "change of control" provisions applicable to such Capital Stock are no more favorable to the holders of such Capital Stock than the provisions contained in "Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below and such Capital Stock specifically provides that such Person will not repurchase or redeem any such stock pursuant to such provision prior to the Company's repurchase of such Notes as are required to be repurchased pursuant to the "—Limitation on Asset Sales" and "Repurchase of Notes upon a Change of Control" covenants described below.

        "Empress Casino Joliet" means the Empress Casino and Hotel located in Joliet, Illinois or any successor casino or hotel/casino.

        "Empress Casino Corporation" means Empress Casino Corporation, an Illinois corporation that owns and operates Empress Casino Joliet, or any successor in interest thereto.

        "Equity Offering" means an offer and sale of Capital Stock (other than Disqualified Stock) of the Company pursuant to (1) an effective registration statement under the Securities Act or (2) a private placement to Persons who are not Affiliates of the Company.

        "Excluded Persons" means William F. Cellini, F. Lance Callis, Jimmy F. Gallagher, James B. Perry, John B. Pratt, Sr. and Stephanie Pratt, each of such person's immediate family or a trust or similar entity existing solely for the benefit of such person or such person's immediate family.

        "Existing Indentures" means collectively the July 2001 Indenture and that certain Indenture, dated as of June 8, 1999 (as such Indenture may be amended or supplemented) among the Company, as issuer, certain subsidiaries of the Company, as subsidiary guarantors, and Bank One Trust Company, National Association, as trustee.

        "Fair Market Value" means the price that would be paid in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination shall be conclusive if evidenced by a resolution of the Board of Directors.

        "FF&E Indebtedness" means any Indebtedness of the Company or any of its Restricted Subsidiaries that is Incurred to finance the acquisition or lease after the date of the Indenture of furniture, fixtures or equipment ("FF&E") used directly in the operation of any of the Company's casinos and secured solely by a Lien on such FF&E, which Indebtedness has a principal amount not to exceed 100% of the cost of the FF&E so purchased or leased.

        "GAAP" means generally accepted accounting principles in the United States of America as in effect from time to time, including, without limitation, those set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession. All ratios and computations contained or referred to in the Indenture shall be computed in conformity with GAAP applied on a consistent basis.

        "Gaming Authority" means any agency, authority, board, bureau, commission, department, office or instrumentality of the United States or foreign government, any state province or any city or other political subdivision, or any officer of official thereof, including the Illinois Gaming Board, the Indiana Gaming Commission, the Iowa Racing and Gaming Commission, the Louisiana Gaming Control Board, the Missouri Gaming Commission and any other agency with authority to regulate any gaming operation (or proposed gaming operation) owned, managed or operated by the Company or any of its Subsidiaries.

        "Gaming License" means every license, franchise or other authorization required to own, lease, operate or otherwise conduct the present and future gaming activities of the Company and its Subsidiaries.

        "Guarantee" means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person:

  (1)
  to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm's-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or

  (2)
  entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term "Guarantee" shall not include endorsements for collection or deposit in the ordinary course of business.

The term "Guarantee" used as a verb has a corresponding meaning.

        "Incur" means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness, including an "Incurrence" of Acquired Indebtedness; providedthat neither the accrual of interest nor the accretion of original issue discount shall be considered an Incurrence of Indebtedness.

        "Indebtedness" means, with respect to any Person at any date of determination (without duplication):

  (1)
  all indebtedness of such Person for borrowed money;

  (2)
  all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

  (3)
  all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations (other than obligations described in this definition) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the third Business Day following receipt by such Person of a demand for reimbursement following payment on the letter of credit);

  (4)
  all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than six months after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

  (5)
  all Capitalized Lease Obligations and Attributable Debt;

  (6)
  all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (1) the Fair Market Value of such asset at such date of determination and (2) the amount of such Indebtedness;

  (7)
  all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person; and

  (8)
  to the extent not otherwise included in this definition, obligations under Currency Agreements and Interest Rate Agreements.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided that:

  (A)
  the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP,

  (B)
  money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be "Indebtedness" so long as such money is held to secure the payment of such interest and

  (C)
  Indebtedness shall not include any liability for federal, state, local or other taxes.

        "Interest Coverage Ratio" means, on any Transaction Date, the ratio of (1) the aggregate amount of Consolidated EBITDA of the Company and its Restricted Subsidiaries for the then most recent four fiscal quarters prior to such Transaction Date for which reports have been filed with the SEC or provided to the Trustee (the "Four Quarter Period") to (2) the aggregate Consolidated Interest Expense of the Company and its Restricted Subsidiaries during such Four Quarter Period. In making the foregoing calculation:

  (D)
  pro forma effect shall be given to any Indebtedness Incurred or repaid during the period (the "Reference Period") commencing on the first day of the Four Quarter Period and ending on the Transaction Date (other than Indebtedness Incurred or repaid under a revolving credit or similar arrangement to the extent of the commitment thereunder (or under any predecessor revolving credit or similar arrangement) in effect on the last day of such Four Quarter Period unless any portion of such Indebtedness is projected, in the reasonable judgment of the senior management of the Company, to remain outstanding for a period in excess of 12 months from the date of the Incurrence thereof), in each case as if such Indebtedness had been Incurred or repaid on the first day of such Reference Period (and pro forma effect shall be given to eliminate interest attributable to any Indebtedness which has been defeased either pursuant to a "covenant defeasance" or "legal defeasance" in accordance with the instrument under which it was incurred);

  (E)
  Consolidated Interest Expense attributable to interest on any Indebtedness (whether existing or being Incurred) computed on a pro forma basis and bearing a floating interest rate shall be computed as if the rate in effect on the Transaction Date (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months or, if shorter, at least equal to the remaining term of such Indebtedness) had been the applicable rate for the entire period;

  (F)
  pro forma effect shall be given to Asset Dispositions and Asset Acquisitions (including giving pro forma effect to the application of proceeds of any Asset Disposition) that occur during such Reference Period as if they had occurred and such proceeds had been applied on the first day of such Reference Period; and

  (G)
  pro forma effect shall be given to asset dispositions and asset acquisitions (including giving pro forma effect to the application of proceeds of any asset disposition) that have been made by any Person that has become a Restricted Subsidiary or has been merged with or into the Company or any Restricted Subsidiary during such Reference Period and that would have constituted Asset Dispositions or Asset Acquisitions had such transactions occurred when such Person was a Restricted Subsidiary as if such asset dispositions or asset acquisitions were

    Asset Dispositions or Asset Acquisitions that occurred on the first day of such Reference Period;

provided that to the extent that clause (3) or (4) of this sentence requires that pro forma effect be given to an Asset Acquisition or Asset Disposition, such pro forma calculation shall be based upon the four full fiscal quarters immediately preceding the Transaction Date of the Person, or division or line of business of the Person, that is acquired or disposed for which financial information is available.

        "Interest Rate Agreement" means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

        "Investment" in any Person means any direct or indirect advance, loan or other extension of credit (including, without limitation, by way of Guarantee or similar arrangement; but excluding advances to customers, suppliers or contractors in the ordinary course of business that are, in conformity with GAAP, recorded as accounts receivable or prepaid items on the balance sheet of the Company or its Restricted Subsidiaries) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, bonds, notes, debentures or other similar instruments issued by, such Person and shall include:

  (1)
  the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and

  (2)
  the retention of the Capital Stock (or any other Investment) by the Company or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary; provided, however that "Investment" shall not include the occurrence of a Trigger Event.

        For purposes of the definition of "Unrestricted Subsidiaries," clause (6) of the definition of "Permitted Investment" and the "Limitation on Restricted Payments" covenant described below, the amount of or a reduction in an Investment shall be equal to the fair market value thereof at the time such Investment is made or reduced.

        "July 2001 Indenture" means that certain Indenture, dated as of July 31, 2001 (as such Indenture may be amended or supplemented) among the Company, as issuer, certain subsidiaries of the Company, as subsidiary guarantors, and Bank One Trust Company, National Association, as trustee.

        "Lien" means any mortgage, pledge, security interest, encumbrance, lien or charge of any kind (inducing, without limitation, any conditional sale or other title retention agreement or lease in the nature thereof or any agreement to give any security interest).

        "Management Agreement" means the Management Agreement to be entered into between Argosy Illinois Corporation and Empress Casino Joliet Corporation upon a Trigger Event pursuant to the terms of the Trust Agreements.

        "Material Casino" means any casino of the Company or its Restricted Subsidiaries that represents in excess of 10% of Consolidated EBITDA of the Company and its Restricted Subsidiaries.

        "Moody's" means Moody's Investors Service, Inc. and its successors.

        "Net Cash Proceeds" means:

  (1)
  with respect to any Asset Sale, the proceeds of such Asset Sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of

    (A)
    brokerage commissions and other fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale,

    (B)
    provisions for all taxes (whether or not such taxes will actually be paid or are payable) as a result of such Asset Sale without regard to the consolidated results of operations of the Company and its Restricted Subsidiaries, taken as a whole,

    (C)
    payments made to repay Indebtedness or any other obligation outstanding at the time of such Asset Sale that either (1) is secured by a Lien on the property or assets sold or (2) is required to be paid as a result of such sale and

    (D)
    appropriate amounts to be provided by the Company or any Restricted Subsidiary as a reserve against any liabilities associated with such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as determined in conformity with GAAP and

  (2)
  with respect to any issuance or sale of Capital Stock, the proceeds of such issuance or sale in the form of cash or cash equivalents, including payments in respect of deferred payment obligations (to the extent corresponding to the principal, but not interest, component thereof) when received in the form of cash or cash equivalents and proceeds from the conversion of other property received when converted to cash or cash equivalents, net of attorney's fees, accountants' fees, underwriters' or initial purchasers' fees, discounts or commissions and brokerage, consultant and other fees incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

        "Non-Recourse Debt" means Indebtedness:

  (1)
  as to which neither the Company nor any of its Restricted Subsidiaries (1) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or (2) is directly or indirectly liable as a guarantor or otherwise;

  (2)
  no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit upon notice, lapse of time or both any holder of any other Indebtedness of the Company or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

  (3)
  as to which the lenders have been notified in writing that they will not have any recourse to the stock or assets of the Company or any of its Restricted Subsidiaries;

provided that:

  (1)
  the guarantee by the Company or a Restricted Subsidiary of the completion of the development, construction and opening of a new or expanded gaming facility by an Unrestricted Subsidiary of the Company and

  (2)
  the agreement by the Company or a Restricted Subsidiary to advance funds, property or services on behalf of an Unrestricted Subsidiary in order to maintain the financial condition of such Unrestricted Subsidiary in connection with the development, construction and opening of a new or expanded gaming facility by such Unrestricted Subsidiary, in each case with respect to an Unrestricted Subsidiary whose sole purpose is to develop, construct and operate a new or expanded gaming facility, will not cause Indebtedness to constitute Indebtedness other than Non-Recourse Debt and will not prevent a Subsidiary from becoming or remaining an Unrestricted Subsidiary.

        "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

        "Offer to Purchase" means an offer to purchase Notes by the Company from the holders of the Notes commenced by mailing a notice to the Trustee and each holder of Notes stating:

  (1)
  the covenant pursuant to which the offer is being made and that all Notes validly tendered will be accepted for payment on a pro rata basis;

  (2)
  the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the "Payment Date");

  (3)
  that any Note not tendered will continue to accrue interest pursuant to its terms;

  (4)
  that, unless the Company defaults in the payment of the purchase price, any Note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

  (5)
  that holders of Notes electing to have a Note purchased pursuant to the Offer to Purchase will be required to surrender the Note, together with the form entitled "Option of the Holder to Elect Purchase" on the reverse side of the Note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

  (6)
  that holders of Notes will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such holder, the principal amount of Notes delivered for purchase and a statement that such holder is withdrawing his election to have such Notes purchased; and

  (7)
  that holders of Notes whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered; provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof.

On the Payment Date, the Company shall

  (1)
  accept for payment on a pro rata basis Notes or portions thereof tendered pursuant to an Offer to Purchase;

  (2)
  deposit with the Paying Agent money sufficient to pay the purchase price of all Notes or portions thereof so accepted; and

  (3)
  deliver, or cause to be delivered, to the Trustee all Notes or portions thereof so accepted together with an Officers' Certificate specifying the Notes or portions thereof accepted for payment by the Company.

        The Paying Agent shall promptly mail to the holders of Notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such holders a new Note equal in principal amount to any unpurchased portion of the Note surrendered, provided that each Note purchased and each new Note issued shall be in a principal amount of $1,000 or integral multiples thereof. The Company will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. The Company will comply with Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable, in the event that the

Company is required to repurchase Notes pursuant to an Offer to Purchase. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture relating to an Offer to Purchase, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under such provisions of the indenture by virtue of such compliance.

        "Permitted Business" means a casino or gaming business, businesses ancillary, complementary or reasonably related thereto and reasonable extensions thereof.

        "Permitted Asset Swap" means an exchange of assets by the Company or one of its Restricted Subsidiaries for:

  (1)
  one or more Permitted Businesses;

  (2)
  a controlling equity interest in any Person whose assets consist primarily of one or more Permitted Businesses; and/or

  (3)
  long-term assets that are used in a Permitted Business in a like-kind exchange pursuant to Section 1031 of the Internal Revenue Code or any similar or successor provision of the Internal Revenue Code or a reverse like-kind exchange as described in Revenue Procedure 2000-37.

        "Permitted Investment" means:

  (1)
  an Investment in the Company or a Restricted Subsidiary or a Person which will, upon the making of such investment, become a Restricted Subsidiary or be merged or consolidated with or into or transfer or convey all or substantially all its assets to, the Company or a Restricted Subsidiary; provided that such person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment;

  (2)
  Temporary Cash Investments;

  (3)
  payroll, travel and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses in accordance with GAAP;

  (4)
  stock, obligations or securities received in satisfaction of judgments;

  (5)
  Interest Rate Agreements and Currency Agreements designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in interest rates or foreign currency exchange rates;

  (6)
  Investments in a Person the primary business of which is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries if:

  (A)
  the Company would, at the time such Investment is made and after giving pro forma effect thereto as if such Investment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Interest Coverage Ratio test set forth in the first paragraph of the covenant described below under the heading "—Limitation on Indebtedness and Issuances of Preferred Stock;" and

  (B)
  (i) immediately after giving effect to such Investment, the Company or a Restricted Subsidiary will own at least 50% of the total voting power of the Voting Stock of such Person, and will control the day-to-day operations of such Person pursuant to a management contract or otherwise; or (ii) with respect to any Person that is a Native American tribe or an agency or instrumentality thereof, there is in effect a written agreement which has been approved by all required gaming authorities, pursuant to which the Company or one of its Restricted Subsidiaries will manage such tribe's gaming activities at the facility or facilities for which the Investment is being made in exchange for customary fees and reimbursements;

    provided that, if an Investment in any Person made pursuant to this clause (6) would, at any time after the date such Investment is made, cease to qualify as a Permitted Investment under this clause (6) due to a failure to satisfy the requirements of the preceding clause (B), then the Company will be deemed to have made an Investment equal to the value of the Company's Investment in such Person less the net reduction in such Investment resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (valued in each case as provided in the definition of "Investment") and such Investment will be subject to compliance with and included in calculating whether the conditions of clause (C) of the first paragraph of the covenant described below under the heading "—Limitation on Restricted Payments" have been met with respect to any subsequent Restricted Payments;

  (7)
  Investments in any Person the primary business of which is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries; provided that at the time of such Investment the aggregate amount of such Investments pursuant to this clause (7) does not exceed $80.0 million; provided further that if an Investment is made pursuant to this clause (7) in a Person that after the date of such Investment meets the requirements of clause (6) above, such Investment shall thereafter be deemed to have been made under clause (6) above and shall cease to have been made pursuant to this clause (7);

  (8)
  early retirement of Indebtedness outstanding as of July 31, 2001 owed to former shareholders of Jazz Enterprises Inc.; and

  (9)
  other Investments in any Person having an aggregate Fair Market Value (measured on the date each such Investment was made and without giving effect to subsequent changes in value), when taken together with all other Investments made pursuant to this clause (9) that are at the time outstanding not to exceed $25.0 million; provided that if an Investment is made pursuant to this clause (9) in a Person that after the date of such Investment meets the requirements of clause (6) above, such Investment shall thereafter be deemed to have been made under clause (6) above and shall cease to have been made pursuant to this clause (9).

        "Permitted Junior Securities" means:

  (1)
  Equity Interests in the Company or any Subsidiary; or

  (2)
  debt securities that are subordinated to all Senior Indebtedness and any debt securities issued in exchange for Senior Indebtedness to substantially the same extent as, or to a greater extent than, the Notes are subordinated to Senior Indebtedness under the Indenture.

        "Permitted Liens" means

  (1)
  Liens securing obligations under Senior Indebtedness that is permitted to be incurred pursuant to the Indenture including, without limitation, the Credit Facility;

  (2)
  Liens existing on the Closing Date;

  (3)
  Liens granted after the Closing Date on any assets or Capital Stock of the Company or its Restricted Subsidiaries created in favor of the holders of the Notes;

  (4)
  Liens for taxes, assessments, governmental charges or claims that are being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

  (5)
  statutory and common law Liens of landlords and carriers, warehousemen, mechanics, suppliers, materialmen, repairmen or other similar Liens arising in the ordinary course of business and with respect to amounts not yet delinquent or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made;

  (6)
  Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security;

  (7)
  Liens incurred or deposits made to secure the performance of tenders, bids, leases, statutory or regulatory obligations, bankers' acceptances, surety and appeal bonds, government contracts, performance and return-of-money bonds and other obligations of a similar nature incurred in the ordinary course of business (exclusive of obligations for the payment of borrowed money);

  (8)
  easements, rights-of-way, municipal and zoning ordinances and similar charges, encumbrances, title defects or other irregularities that do not materially interfere with the ordinary course of business of the Company or any of its Restricted Subsidiaries;

  (9)
  Liens (including extensions and renewals thereof) upon real or personal property acquired after the Closing Date; provided that

  (A)
  such Lien is created solely for the purpose of securing Indebtedness Incurred, in accordance with the "Limitation on Indebtedness and Issuances of Preferred Stock" covenant described below, to finance the cost (including the cost of improvement or construction) of the item of property or assets subject thereto and such Lien is created prior to, at the time of or within six months after the later of the acquisition, the completion of construction or the commencement of full operation of such property,

  (B)
  the principal amount of the Indebtedness secured by such Lien does not exceed 100% of such cost and

  (C)
  any such Lien shall not extend to or cover any property or assets other than such item of property or assets and any improvements on such item;

  (10)
  leases or subleases granted to others that do not materially interfere with the ordinary course of business of the Company and its Restricted Subsidiaries, taken as a whole;

  (11)
  Liens encumbering property or assets under construction arising from progress or partial payments by a customer of the Company or its Restricted Subsidiaries relating to such property or assets;

  (12)
  any interest or title of a lessor in the property subject to any Capitalized Lease or operating lease;

  (13)
  Liens arising from filing Uniform Commercial Code financing statements regarding leases;

  (14)
  Liens on property of, or on shares of Capital Stock or Indebtedness of, any Person existing at the time such Person becomes or becomes a part of, any Restricted Subsidiary, provided that such Liens do not extend to or cover any property or assets of the Company or any Restricted Subsidiary other than the property or assets acquired;

  (15)
  Liens in favor of the Company or any Restricted Subsidiary, other than Liens securing intercompany Indebtedness incurred under clause (3) of the second paragraph of the "Limitation on Indebtedness and Issuances of Preferred Stock" covenant described below;

  (16)
  Liens arising from the rendering of a final judgment or order against the Company or any Restricted Subsidiary that does not give rise to an Event of Default;

  (17)
  Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other property relating to such letters of credit and the products and proceeds thereof;

  (18)
  Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

  (19)
  Liens encumbering customary initial deposits and margin deposits, and other Liens that are within the general parameters customary in the industry and incurred in the ordinary course of business, in each case, securing Indebtedness under Interest Rate Agreements and Currency Agreements and forward contracts, options, future contracts, futures options or similar agreements or arrangements designed solely to protect the Company or any of its Restricted Subsidiaries from fluctuations in interest rates, currencies or the price of commodities;

  (20)
  Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business in accordance with the past practices of the Company and its Restricted Subsidiaries prior to the Closing Date;

  (21)
  Liens on or sales of receivables;

  (22)
  Liens securing obligations under Currency Agreements and Interest Rate Agreements entered into in the ordinary course of business; and

  (23)
  Liens in addition to the foregoing incurred in the ordinary course of business provided that the amount of the obligations secured by such Liens does not exceed in the aggregate $10.0 million at any one time outstanding and that

  (A)
  such Liens are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and

  (B)
  such Liens do not in the aggregate materially detract from the value of the property or materially impair the use thereof in the operation of the business by the Company or any of its Subsidiaries.

        "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

        "Reverse Trigger Event" means after the occurrence of a Trigger Event, the transfer of the shares of the capital stock of Empress Casino Corporation to the Company or a Restricted Subsidiary of the Company pursuant to the terms of the Trust Agreements.

        "S&P" means Standard & Poor's Ratings Group, a division of The McGraw-Hill Companies, and its successors.

        "Senior Indebtedness" means the following obligations of the Company, whether outstanding on the Closing Date or thereafter Incurred:

  (1)
  all Indebtedness and all other monetary obligations (including, without limitation, expenses, fees, principal, interest, reimbursement obligations under letters of credit and indemnities payable in connection therewith) of the Company (or in respect of) the Credit Facility or any Interest Rate Agreement or Currency Agreement relating to the Indebtedness under the Credit Facility; provided, however, notwithstanding anything to the contrary in this clause (1), Senior Indebtedness shall not include any Indebtedness of the Company, to the extent not permitted by the "Limitation on Indebtedness and Issuances of Preferred Stock" covenant or the "Limitation on Senior Subordinated Indebtedness" covenant described below; and

  (2)
  all other Indebtedness and all other monetary obligations of the Company (other than the Notes), including principal and interest on such Indebtedness, unless such Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such Indebtedness is issued, is on a parity with, or subordinated in right of payment to, the Notes; provided, however, notwithstanding anything to the contrary in this clause (2), Senior Indebtedness shall not include:

  (A)
  any Indebtedness of the Company that, when Incurred, was without recourse to the Company,

  (B)
  any Indebtedness of the Company to a Subsidiary of the Company, or to a joint venture in which the Company has an interest,

  (C)
  any Indebtedness of the Company, to the extent not permitted by the "Limitation on Indebtedness and Issuances of Preferred Stock" covenant or the "Limitation on Senior Subordinated Indebtedness" covenant described below,

  (D)
  any repurchase, redemption or other obligation in respect of Disqualified Stock,

  (E)
  any Indebtedness to any employee of the Company or any of its Subsidiaries,

  (F)
  any liability for taxes owed or owing by the Company or any of its Subsidiaries or

  (G)
  any Trade Payables.

        "Senior Subordinated Obligations" means any principal of, premium, if any, or interest on the Notes payable pursuant to the terms of the Notes or upon acceleration, including any amounts received upon the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise, to the extent relating to the purchase price of the Notes or amounts corresponding to such principal, premium, if any, or interest on the Notes.

        "Significant Subsidiary" means, at any date of determination, any Subsidiary that, together with its Subsidiaries:

  (1)
  for the most recent fiscal year of the Company, accounted for more than 10% of the consolidated revenues of the Company and its Subsidiaries or

  (2)
  as of the end of such fiscal year, was the owner of more than 10% of the consolidated assets of the Company and its Subsidiaries, all as set forth on the most recently available consolidated financial statements of the Company for such fiscal year.

        "Stated Maturity" means, (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

        "Subsidiary" means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person and, notwithstanding the occurrence of a Trigger Event, shall continue to include Empress Joliet Corporation during the term of the Trust Agreements.

        "Temporary Cash Investment" means any of the following:

  (1)
  direct obligations of the United States of America or any agency thereof or obligations fully and unconditionally guaranteed by the United States of America or any agency thereof;

  (2)
  demand deposit accounts, time deposit accounts, certificates of deposit and money market deposits maturing within 180 days of the date of acquisition thereof issued by a bank or trust company which is organized under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America, and which bank or trust company has capital, surplus and undivided profits aggregating in excess of $100 million (or the foreign currency equivalent thereof and has outstanding debt which is rated "A" (or such similar equivalent rating) or higher by at least one nationally recognized statistical rating organization (as defined in Rule 436 under the Securities Act) or any money-market fund sponsored by a registered broker dealer or mutual fund distributor;

  (3)
  repurchase obligations with a term of not more than 30 days for underlying securities of the types described in clause (1) above entered into with a bank or trust company meeting the qualifications described in clause (2) above;

  (4)
  commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate of the Company) organized and in existence under the laws of the United States of America, any state thereof or any foreign country recognized by the United States of America with a rating at the time as of which any investment therein is made of "P-2" (or higher) according to Moody's or "A-2" (or higher) according to S&P;

  (5)
  securities with maturities of one year or less from the date of acquisition issued or fully and conditionally guaranteed by any state, commonwealth or territory of the United States of America, or by any political subdivision or taxing authority thereof, and rated at least "A" by S&P or Moody's; and

  (6)
  other dollar denominated securities issued by any Person incorporated in the United States rated at least "A" or the equivalent by S&P or at least "A2" or the equivalent by Moody's and in each case either (A) maturing not more than one year after the date of acquisition or (B) which are subject to a repricing arrangement (such as a Dutch auction) not more than one year after the date of acquisition (and reprices at least yearly thereafter) which the Person making the investment believes in good faith will permit such Person to sell such security at par in connection with such repricing mechanism.

        "Trade Payables" means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

        "Transaction Date" means, with respect to the Incurrence of any Indebtedness by the Company or any of its Restricted Subsidiaries, the date such Indebtedness is to be Incurred and, with respect to any Restricted Payment, the date such Restricted Payment is to be made.

        "Trigger Event" means the transfer of shares of capital stock of Empress Casino Corporation into trust pursuant to the terms of the Trust Agreements.

        "Trust Agreements" means the Transfer of Ownership Agreement by and among the Company, Empress Casino Corporation and the Illinois Gaming Board and the Trust Agreement by and between the Company and LaSalle Bank National Association, each dated as of July 24, 2001, together with any agreements, instruments and documents executed or delivered pursuant to or in connection with such agreements, in each case as such agreements, instruments or documents may be amended, supplemented, extended, renewed or otherwise modified from time to time.

        "Unrestricted Subsidiary" means:

  (1)
  any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors in the manner provided below, and

  (2)
  any Subsidiary of an Unrestricted Subsidiary;

provided that such Subsidiary:

  (1)
  has no Indebtedness other than Non-Recourse Debt;

  (2)
  is not party to any agreement, contract, arrangement or understanding with the Company or any Restricted Subsidiary of the Company unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

  (3)
  is a Person with respect to which neither the Company nor any of its Restricted Subsidiaries has any direct or indirect obligation (1) to subscribe for additional Equity Interests or (2) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results; and

  (4)
  has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Company or any of its Restricted Subsidiaries.

        If, at any time, any Unrestricted Subsidiary would fail to meet the preceding requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Company as of such date and, if such Indebtedness is not permitted to be incurred as of such date under the "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant described below, the Company shall be in default of such covenant.

        "U.S. Government Obligations" means securities that are

  (1)
  direct obligations of the United States of America for the payment of which its full faith and credit is pledged or

  (2)
  obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof at any time prior to the Stated Maturity of the Notes, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Governmental Obligation evidenced by such depository receipt.

        "Voting Stock" means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

        "Wholly Owned" means, with respect to any Subsidiary of any Person, the ownership of all of the outstanding Capital Stock of such Subsidiary (other than any director's qualifying shares or Investments by foreign nationals mandated by applicable law) by such Person or one or more Wholly Owned Subsidiaries of such Person.

Covenants

Changes in Covenants when Notes Rated Investment Grade

        If on any date following the date of the Indenture:

  (1)
  the Notes are rated Baa3 or better by Moody's and BBB- or better by S&P (or, if either such entity ceases to rate the Notes for reasons outside of the control of the Company, the equivalent investment grade credit rating from any other "nationally recognized statistical rating organization" within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act selected by the Company as a replacement agency); and

  (2)
  no Default or Event of Default shall have occurred and be continuing,

then, beginning on that day and subject to the provisions of the following two paragraphs, the covenants described below under the following captions will be suspended:

  (1)
  "—Limitation on Asset Sales;"

  (2)
  "—Limitation on Restricted Payments;"

  (3)
  "—Limitation on Indebtedness and Issuances of Preferred Stock;"

  (4)
  "—Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries;" and

  (5)
  "—Limitation on Transactions with Shareholders and Affiliates."

        During any period that the foregoing covenants have been suspended, the Company's Board of Directors may not designate any of its Subsidiaries as Unrestricted Subsidiaries pursuant to the covenant described below under the caption "—Designation of Restricted and Unrestricted Subsidiaries."

        Notwithstanding the foregoing, if the rating assigned by either such rating agency should subsequently decline to below Baa3 or BBB-, respectively, the foregoing covenants will be reinstituted as of and from the date of such rating decline. Calculations under the reinstated "Limitation on Restricted Payments" covenant will be made as if the "Limitation on Restricted Payments" covenant had been in effect since the date of the indenture except that no default will be deemed to have occurred solely by reason of a Restricted Payment made while that covenant was suspended. There can be no assurance that the Notes will ever achieve an investment grade rating or that any such rating will be maintained.

Limitation on Indebtedness and Issuances of Preferred Stock

        The Company will not, and will not permit any of its Restricted Subsidiaries to, Incur any Indebtedness (other than the Notes and any guarantees thereof issued on the Closing Date and other Indebtedness existing on the Closing Date) and the Company will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any Disqualified Stock; provided that the Company may Incur Indebtedness or issue Disqualified Stock and the Company's Restricted Subsidiaries may Incur Indebtedness or issue Disqualified Stock if, after giving effect to the Incurrence of such Indebtedness or the issuance of such Disqualified Stock and the receipt and application of the proceeds therefrom, the Interest Coverage Ratio would be greater than 2.0:1. Notwithstanding the foregoing, the Company and any Restricted Subsidiary (except as specified below) may Incur each and all of the following:

  (1)
  Indebtedness and letters of credit under the Credit Facility in an aggregate principal amount at any one time outstanding under this clause (1) (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Company and its Subsidiaries thereunder) not to exceed $675.0 million less any amount of such Indebtedness permanently repaid as provided under the "Limitation on Asset Sales" covenant described below;

  (2)
  Indebtedness owed to the Company evidenced by a promissory note or to any Restricted Subsidiary; provided that:

  (A)
  if the Company is the obligor on such Indebtedness and the payee is not the Company, such Indebtedness must be expressly subordinated to the prior payment in full in cash of all Senior Subordinated Obligations with respect to the Notes; and

  (B)
  any event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any subsequent transfer of such Indebtedness (other than to the Company or another Restricted Subsidiary) shall be deemed, in each case, to constitute an Incurrence of such Indebtedness not permitted by this clause (2);

  (3)
  Indebtedness issued in exchange for, or the net proceeds of which are used to refinance or refund, then outstanding Indebtedness Incurred under the first paragraph of this covenant or clauses (5), (6), (8), (9) and (10) of this paragraph, and any refinancings thereof in an amount not to exceed the amount so refinanced or refunded (plus premiums, accrued interest, fees and expenses); provided that Indebtedness the proceeds of which are used to refinance or refund the Notes or Indebtedness that is pari passu with, or subordinated in right of payment to, the Notes shall only be permitted under this clause (3) if:

  (A)
  in case the Notes are refinanced in part or the Indebtedness to be refinanced is pari passu with the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is outstanding, is expressly made pari passu with, or subordinate in right of payment to, the remaining Notes,

  (B)
  in case the Indebtedness to be refinanced is subordinated in right of payment to the Notes, such new Indebtedness, by its terms or by the terms of any agreement or instrument pursuant to which such new Indebtedness is issued or remains outstanding, is expressly made subordinate in right of payment to the Notes at least to the extent that the Indebtedness to be refinanced is subordinated to the Notes and

  (C)
  such new Indebtedness, determined as of the date of Incurrence of such new Indebtedness, does not mature prior to the Stated Maturity of the Indebtedness to be refinanced or refunded, and the Average Life of such new Indebtedness is at least equal to the remaining Average Life of the Indebtedness to be refinanced or refunded;

    and provided further that in no event may Indebtedness of the Company that is pari passu or subordinated in right of payment to the Notes be refinanced by means of any Indebtedness of any Restricted Subsidiary pursuant to this clause (3);

  (4)
  Indebtedness (A) in respect of performance, surety or appeal bonds provided in the ordinary course of business, (B) under Currency Agreements and Interest Rate Agreements; provided that such agreements (I) are designed solely to protect the Company or its Restricted Subsidiaries against fluctuations in foreign currency exchange rates or interest rates and (II) do not increase the Indebtedness of the obligor outstanding at any time other than as a result of fluctuations in foreign currency exchange rates or interest rates or by reason of fees, indemnities and compensation payable thereunder; and (C) arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from Guarantees or letters of credit, surety bonds or performance bonds securing any obligations of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case Incurred in connection with the disposition of any business, assets or Restricted Subsidiary (other than Guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition), in a principal amount not to exceed the gross proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition;

  (5)
  the incurrence by the Company of Indebtedness represented by the Notes to be issued on the date of the Indenture;

  (6)
  Indebtedness of the Company, to the extent the net proceeds thereof are promptly (A) used to purchase Notes tendered in an Offer to Purchase made as a result of a Change in Control or (B) deposited to defease the Notes as described below under "Defeasance";

  (7)
  Guarantees of Indebtedness of the Company or a Restricted Subsidiary by the Company that was permitted to be incurred by another provision of this covenant;

  (8)
  Indebtedness of the Company or a Restricted Subsidiary that is (A) Incurred in connection with the construction of any new facility or facilities related to the gaming business or any related business of the Company or any Restricted Subsidiary or in connection with the expansion by the Company or any Restricted Subsidiary of any of its existing facilities or (B) FF&E Indebtedness; provided that the amount of such Indebtedness in the aggregate outstanding at any time, including all refinancings, replacements and refundings thereof, will not exceed $75.0 million;

  (9)
  Indebtedness evidenced by the 9% Notes; and

  (10)
  Indebtedness of the Company (in addition to Indebtedness permitted under clauses (1) through (9) above) in an aggregate principal amount outstanding at any time (together with refinancings thereof) not to exceed $35.0 million.

        Notwithstanding any other provision of this "Limitation on Indebtedness and Issuances of Preferred Stock" covenant, the maximum amount of Indebtedness that the Company or a Restricted Subsidiary may Incur pursuant to this "Limitation on Indebtedness and Issuances of Preferred Stock" covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies. For purposes of determining any particular amount of Indebtedness under this "Limitation on Indebtedness and Issuances of Preferred Stock" covenant,

  (1)
  Indebtedness incurred under the Credit Facility on or prior to the Closing Date shall be treated as Incurred pursuant to clause (1) of the second paragraph of this "Limitation on Indebtedness and Issuances of Preferred Stock" covenant,

  (2)
  Guarantees, Liens or obligations with respect to letters of credit supporting Indebtedness which is included in the determination of such particular amount shall not be included and

  (3)
  any Liens granted pursuant to the equal and ratable provisions referred to in the "Limitation on Liens" covenant described below shall not be treated as Indebtedness.

        For purposes of determining compliance with this "Limitation on Indebtedness and Issuances of Preferred Stock" covenant, in the event that an item of Indebtedness meets the criteria of more than one of the types of Indebtedness described in the above clauses (other than Indebtedness referred to in clause (1) of the preceding sentence), the Company, in its sole discretion, shall classify, and from time to time may reclassify, such item of Indebtedness and only be required to include the amount and type of such Indebtedness in one of such clauses.

Limitation on Restricted Payments

        The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

  (1)
  declare or pay any dividend or make any distribution on or with respect to the Company's or any Restricted Subsidiary's Capital Stock (other than dividends or distributions payable solely in shares of its Capital Stock (other than Disqualified Stock) or in options, warrants or other rights to acquire shares of such Capital Stock) held by Persons other than the Company or any of its Restricted Subsidiaries,

  (2)
  purchase, redeem, retire or otherwise acquire for value any shares of Capital Stock of the Company or any Subsidiary of the Company (including options, warrants or other rights to acquire such shares of Capital Stock) held by any Person;

  (3)
  make any voluntary or optional principal payment, or voluntary or optional redemption, repurchase, defeasance, or other acquisition or retirement for value, of Indebtedness of the Company that is subordinated in right of payment to the Notes, as the case may be; or

  (4)
  make any Investment, other than a Permitted Investment in any Person (such payments or any other actions described in clauses (1) through (4) above being collectively "Restricted Payments");

if, at the time of, and after giving effect to, the proposed Restricted Payment:

    (A)
    a Default or Event of Default shall have occurred and be continuing,

    (B)
    the Company could not Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness and Issuances of Preferred Stock" covenant or

    (C)
    the aggregate amount of all Restricted Payments, including Investments deemed to be made pursuant to the proviso set forth in clause (6) of the definition of "Permitted Investments," (the amount of any Restricted Payment with a Fair Market Value in excess of $5.0 million, if other than in cash, to be determined in good faith by the Board of Directors, whose determination shall be conclusive and evidenced by a resolution of the Board of Directors), made from and after July 1, 1999 shall exceed the sum, without duplication, of

    (I)
    50% of the aggregate amount of the Adjusted Consolidated Net Income (or, if the Adjusted Consolidated Net Income is a loss, minus 100% of the amount of such loss) (determined by excluding income resulting from transfers of assets by the Company or a Restricted Subsidiary to an Unrestricted Subsidiary) accrued on a cumulative basis during the period (taken as one accounting period) beginning on July 1, 1999 and ending on the last day of the last fiscal quarter preceding the Transaction Date for which reports have been filed with the SEC or provided to the Trustee; plus

    (II)
    the aggregate Net Cash Proceeds received by the Company after July 1, 1999 from the issuance and sale permitted by the Indenture (or in the case of an issuance or sale occurring prior to the date of the Indenture, permitted by the Existing Indentures) of its Capital Stock (other than Disqualified Stock) to a Person who is not a Subsidiary of the Company, including an issuance or sale permitted by the Indenture (or in the case of an issuance or sale occurring prior to the date of the Indenture, permitted by the Existing Indentures) of convertible or exchangeable Indebtedness of the Company for cash after July 1, 1999 upon the conversion of such

        Indebtedness into Capital Stock (other than Disqualified Stock) of the Company, or from the issuance after July 1, 1999 to a Person who is not a Subsidiary of the Company of any options, warrants or other rights to acquire Capital Stock of the Company (in each case, exclusive of any Disqualified Stock or any options, warrants or other rights that are redeemable at the option of the holder, or are required to be redeemed, prior to the Stated Maturity of the Notes); plus

      (III)
      an amount equal to the net reduction in Investments made after July 1, 1999 and treated as Restricted Payments under the Indenture or the Existing Indentures in any Person resulting from payments of interest on Indebtedness, dividends, repayments of loans or advances, or other transfers of assets, in each case to the Company or any Restricted Subsidiary or from the Net Cash Proceeds from the sale of any such Investment (except, in each case, to the extent any such payment or proceeds are included in the calculation of Adjusted Consolidated Net Income), or to the extent that any Unrestricted Subsidiary of the Company designated as such after July 1, 1999 is redesignated as a Restricted Subsidiary, an amount equal to the value of the Company's Investment in such Unrestricted Subsidiary (valued in each case as provided in the definition of "Investment"), not to exceed, in each case, the amount of Investments previously made by the Company or any Restricted Subsidiary in such Person or Unrestricted Subsidiary that were treated as Restricted Payments under the Indenture or the Existing Indentures.

        The foregoing provision shall not be violated by reason of:

  (1)
  the payment of any dividend within 60 days after the date of declaration thereof if, at said date of declaration, such payment would comply with the foregoing paragraph;

  (2)
  the redemption, repurchase, defeasance or other acquisition or retirement for value of Indebtedness that is subordinated in right of payment to the Notes including premium, if any, and accrued and unpaid interest, with the proceeds of, or in exchange for, Indebtedness Incurred under clause (4) of the second paragraph of the "Limitation on Indebtedness and Issuances of Preferred Stock" covenant;

  (3)
  the repurchase, redemption or other acquisition of Capital Stock of the Company or an Unrestricted Subsidiary (or options, warrants or other rights to acquire such Capital Stock) in exchange for, or out of the proceeds of a substantially concurrent offering of, shares of Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock);

  (4)
  the making of any principal payment or the repurchase, redemption, retirement, defeasance or other acquisition for value of Indebtedness of the Company which is subordinated in right of payment to the Notes in exchange for, or out of the proceeds of, a substantially concurrent offering of, shares of the Capital Stock (other than Disqualified Stock) of the Company (or options, warrants or other rights to acquire such Capital Stock);

  (5)
  payments or distributions, to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company;

  (6)
  pro rata dividends or distributions on Common Stock of Restricted Subsidiaries held by minority stockholders;

  (7)
  the redemption or repurchase of any debt or equity securities of the Company or any Restricted Subsidiary required by, and in accordance with any order of any Gaming Authority,

    provided, that the Company has used its reasonable best efforts to effect a disposition of such securities to a third-party and has been unable to do so; or

  (8)
  other Restricted Payments in an aggregate amount not to exceed $80.0 million;

provided that, except in the case of clauses (1) and (3), no Default or Event of Default shall have occurred and be continuing or occur as a consequence of the actions or payments set forth therein.

        Each Restricted Payment made subsequent to July 1, 1999 and permitted pursuant to the preceding paragraph (other than Restricted Payments referred to in clause (2) thereof, an exchange of Capital Stock for Capital Stock or Indebtedness referred to in clause (3) or (4) thereof), the Net Cash Proceeds from any issuance of Capital Stock referred to in clauses (3) and (4) and, Investments deemed to be made pursuant to the proviso set forth in clause (6) of the definition of "Permitted Investments," shall be included in calculating whether the conditions of clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant have been met with respect to any subsequent Restricted Payments. In the event the proceeds of an issuance of Capital Stock of the Company are used for the redemption, repurchase or other acquisition of the Notes, or Indebtedness that is pari passu with the Notes, then the Net Cash Proceeds of such issuance shall be included in clause (C) of the first paragraph of this "Limitation on Restricted Payments" covenant only to the extent such proceeds are not used for such redemption, repurchase or other acquisition of Indebtedness.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

        The Company will not, and will not permit any Restricted Subsidiary to, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or restriction of any kind on the ability of any Restricted Subsidiary to

  (1)
  pay dividends or make any other distributions permitted by applicable law on any Capital Stock of such Restricted Subsidiary owned by the Company or any other Restricted Subsidiary,

  (2)
  pay any Indebtedness owed to the Company or any other Restricted Subsidiary,

  (3)
  make loans or advances to the Company or any other Restricted Subsidiary or

  (4)
  transfer any of its property or assets to the Company or any other Restricted Subsidiary.

        The foregoing provisions shall not restrict any encumbrances or restrictions:

  (1)
  existing on the Closing Date in the Credit Facility, the Indenture or any other agreements in effect on the Closing Date, and any extensions, refinancings, renewals or replacements of such agreements; provided that the encumbrances and restrictions in any such extensions, refinancings, renewals or replacements are no less favorable in any material respect the holders of the Notes than those encumbrances or restrictions that are then in effect and that are being extended, refinanced, renewed or replaced;

  (2)
  existing under or by reason of applicable law or by order of any Gaming Authority;

  (3)
  imposed pursuant to the Trust Agreements upon the occurrence of a Trigger Event;

  (4)
  existing with respect to any Person or the property or assets of such Person acquired by the Company or any Restricted Subsidiary, existing at the time of such acquisition and not incurred in contemplation thereof, which encumbrances or restrictions are not applicable to any Person or the property or assets of any Person other than such Person or the property or assets of such Person so acquired;

  (5)
  in the case of clause (4) of the first paragraph of this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant,

  (A)
  that restrict in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset,

  (B)
  existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or

  (C)
  arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary;

  (6)
  with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary; or

  (7)
  contained in the terms of any Indebtedness or any agreement pursuant to which such Indebtedness was issued if

  (A)
  the encumbrance or restriction applies only in the event of a payment default or a default with respect to a financial covenant contained in such Indebtedness or agreement,

  (B)
  the encumbrance or restriction is not materially more disadvantageous to the holders of the Notes than is customary in comparable financings (as determined by the Company) and

  (C)
  the Company determines that any such encumbrance or restriction will not affect the Company's ability to make principal or interest payments on the Notes.

Nothing contained in this "Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries" covenant shall prevent the Company or any Restricted Subsidiary from

  (1)
  creating, incurring, assuming or suffering to exist any Liens otherwise permitted in the "Limitation on Liens" covenant or

  (2)
  restricting the sale or other disposition of property or assets of the Company or any of its Restricted Subsidiaries that secure Indebtedness of the Company or any of its Restricted Subsidiaries.

Designation of Restricted and Unrestricted Subsidiaries

        The Board of Directors may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any Restricted Subsidiary; provided that:

  (1)
  the value of all outstanding Investments owned by the Company and its Restricted Subsidiaries in the Restricted Subsidiary being so designated will be deemed to be an Investment made by the Company or such Restricted Subsidiary as of the time of such designation,

  (2)
  the Investment referred to in clause (1) of this proviso would be permitted under the "Limitation on Restricted Payments" covenant described above (other than pursuant to clauses (6), (7) or (9) of the definition of Permitted Investments); and

  (3)
  such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

        The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that:

  (1)
  no Default or Event of Default shall have occurred and be continuing at the time of or after giving effect to such designation and

  (2)
  all Liens and Indebtedness of such Unrestricted Subsidiary outstanding immediately after such designation would, if incurred at such time, have been permitted to be Incurred (and shall be deemed to have been Incurred) for all purposes of the Indenture.

        Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

Limitation on Transactions with Shareholders and Affiliates

        The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, enter into, renew or extend any transaction (including, without limitation, the purchase, sale, lease or exchange of property or assets, or the rendering of any service) with any holder (or any Affiliate of such holder) of 10% or more of any class of Capital Stock of the Company or with any Affiliate of the Company or any Restricted Subsidiary, unless:

  (1)
  such Affiliate Transaction is on fair and reasonable terms that are no less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained, at the time of such transaction or, if such transaction is pursuant to a written agreement, at the time of execution of the agreement providing therefor, in a comparable transaction by the Company or such Subsidiary with a Person that is not such a holder or an Affiliate; and

  (2)
  the Company delivers to the Trustee:

  (a)
  with respect to any transaction or series of related transactions the aggregate amount of which exceeds $5.0 million in value, a resolution of the Board of Directors set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Board of Directors; and

  (b)
  with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, an opinion as to the fairness to the holders of the Notes of such Affiliate Transaction or series of related Affiliate Transactions from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

        The foregoing limitation does not limit, and shall not apply to:

  (1)
  any transaction solely between the Company and any of its Wholly Owned Restricted Subsidiaries or solely between Wholly Owned Restricted Subsidiaries;

  (2)
  the payment of reasonable and customary regular fees and indemnities to directors of the Company who are not employees of the Company;

  (3)
  any payments or other transactions pursuant to any tax-sharing agreement between the Company and any other Person with which the Company files a consolidated tax return or with which the Company is part of a consolidated group for tax purposes;

  (4)
  any sale of shares of Capital Stock (other than Disqualified Stock) of the Company; or

  (5)
  any Restricted Payments not prohibited by the "Limitation on Restricted Payments" covenant.

Limitation on Liens

        The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien of any kind securing Indebtedness or trade payables on any asset now owned or hereafter acquired, except Permitted Liens.

Limitation on Asset Sales

        The Company will not, and will not permit any Restricted Subsidiary to, consummate any Asset Sale, unless (1) the consideration received by the Company or such Restricted Subsidiary is at least equal to the fair market value of the assets sold or disposed of and (2) at least 75% of the consideration received consists of cash or Temporary Cash Investments or the assumption of Indebtedness of the Company or any Restricted Subsidiary (other than Indebtedness to the Company or any Restricted Subsidiary), provided that the Company or such Restricted Subsidiary is irrevocably and unconditionally released from all liability under such Indebtedness.

        Notwithstanding the immediately preceding paragraph, the Company and its Restricted Subsidiaries will be permitted to consummate a Permitted Asset Swap without complying with such paragraph if (i) immediately after giving effect to such Permitted Asset Swap, the Company could Incur least $1.00 of additional Indebtedness pursuant to the "Limitation of Indebtedness and Issuances of Preferred Stock" covenant and (ii) the Company or the applicable Restricted Subsidiary, as the case may be, receives assets at the time of such Permitted Asset Swap of a value at least equal to the fair market value of the assets or other property sold or otherwise disposed of (as evidenced by a resolution of the Company's Board of Directors set forth in an Officers' Certificate delivered to the Trustee, or, in the event that the fair market value of such Permitted Asset Swap exceeds $100.0 million, such fair market value has been determined by a written opinion of an investment banking firm of national standing or other recognized independent expert with experience appraising the terms and conditions of the type of transaction contemplated thereby).

        Within twelve months after the receipt of any Net Cash Proceeds from one or more Asset Sales occurring on or after the Closing Date, the Company shall or shall cause the relevant Restricted Subsidiary to:

  (1)
  (A) apply an amount equal to such Net Cash Proceeds to permanently repay Senior Indebtedness of the Company or Indebtedness of any Restricted Subsidiary, in each case owing to a Person other than the Company or any of its Restricted Subsidiaries; or (B) invest an equal amount, or the amount not so applied pursuant to clause (A) (or enter into a definitive agreement committing to so invest within 12 months after the date of such agreement), in property or assets (other than current assets) of a nature or type or that are used in a business (or in a company having property and assets of a nature or type, or engaged in a business) similar or related to the nature or type of the property and assets of, or the business of, the Company and its Restricted Subsidiaries existing on the date of such investment and

  (2)
  apply (no later than the end of the 12-month period referred to in clause (1)(B)) such excess Net Cash Proceeds (to the extent not applied pursuant to clause (1)) as provided in the following paragraph of this "Limitation on Asset Sales" covenant.

The amount of such excess Net Cash Proceeds required to be applied (or to be committed to be applied) during such 12-month period as set forth in clause (1) of the preceding sentence and not applied as so required by the end of such period shall constitute "Excess Proceeds."

        If, as of the first day of any calendar month, the aggregate amount of Excess Proceeds not theretofore subject to an Offer to Purchase pursuant to this "Limitation on Asset Sales" covenant totals at least $25.0 million, the Company must commence, not later than the fifteenth Business Day of such month, and consummate an Offer to Purchase from the holders of the Notes (and if required by the terms of any Indebtedness that is pari passu with the Notes ("Pari Passu Indebtedness"), from the holders of such Pari Passu Indebtedness) on a pro rata basis an aggregate principal amount of Notes (and Pari Passu Indebtedness) equal to the Excess Proceeds on such date, at a purchase price equal to 100% of the principal amount thereof, plus, in each case, accrued interest and Additional Interest, if any, to the Payment Date. If the aggregate principal amount of Notes and any such Pari Passu Indebtedness tendered by holders thereof exceeds the amount of Excess Proceeds, the Notes and Pari Passu Indebtedness shall be purchased on a pro rata basis. Upon the completion of any such Offers to Purchase, regardless of the amount of Notes validly tendered, the amount of Excess Proceeds shall be reset to zero.

Limitation on Senior Subordinated Indebtedness

        The Company shall not Incur any Indebtedness that is subordinate in right of payment to any Senior Indebtedness unless such Indebtedness is pari passu with, or subordinated in right of payment to, the Notes; provided that the foregoing limitation shall not apply to distinctions between categories of Senior Indebtedness of the Company that exist by reason of any Liens or Guarantees arising or created in respect of some but not all such Senior Indebtedness.

Limitation on Status as Investment Company

        The Indenture will prohibit the Company from being required to register as an "investment company" (as that term is defined in the Investment Company Act of 1940, as amended) or from otherwise becoming subject to regulation under the Investment Company Act.

Payments for Consent

        The Company will not, and will not permit any of its Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any holder of Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Notes unless such consideration is offered to be paid and is paid to all holders of the Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Repurchase of Notes upon a Change of Control

        The Company must commence, within 30 days of the occurrence of a Change of Control, and consummate an Offer to Purchase for all Notes then outstanding, at a purchase price equal to 101% of the principal amount thereof, plus accrued interest and Additional Interest, if any, to the Payment Date.

        There can be no assurance that the Company will have sufficient funds available at the time of any Change of Control to make any debt payment (including repurchases of Notes) required by the foregoing covenant (as well as may be contained in other securities of the Company which might be outstanding at the time). The above covenant requiring the Company to make an Offer to Purchase following a Change of Control will, unless consents are obtained, require the Company to repay all indebtedness then outstanding which by its terms would prohibit such Note repurchase, either prior to or concurrently with such Note repurchase.

        The provisions described above that require the Company to make an Offer to Purchase following a Change of Control will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the Notes to require that the Company repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

        The Company will not be required to make an Offer to Purchase upon a Change of Control if (1) a third party makes the Offer to Purchase in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to an Offer to Purchase upon a Change of Control made by the Company and purchases all Notes properly tendered and not withdrawn under the Offer to Purchase, or (2) notice of redemption has been given pursuant to the Indenture as described above under the caption "—Optional Redemption," unless and until there is a default in payment of the applicable redemption price.

        The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of "all or substantially all" of the properties or assets of the Company and its Subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Company to repurchase its notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

        The Company will comply with Rule 14e-1 under the Exchange Act and any other securities laws, to the extent such rules and laws are applicable, in the event a Change of Control occurs and the Company is required to make an Offer to Purchase in connection therewith.

SEC Reports and Reports to Holders

        Whether or not required by the rules and regulations of the SEC, so long as any Notes are outstanding, the Company will furnish to the holders of Notes or cause the Trustee to furnish to the holders of Notes, within the time periods specified in the SEC's rules and regulations:

  (1)
  all quarterly and annual reports that would be required to be filed with the SEC on Forms 10-Q and 10-K if the Company were required to file such reports; and

  (2)
  all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports.

        The availability of the foregoing materials on the SEC's EDGAR service shall be deemed to satisfy the Company's delivery obligations.

        All such reports will be prepared in all material respects in accordance with all of the rules and regulations applicable to such reports. Each annual report on Form 10-K will include a report on the Company's consolidated financial statements by the Company's certified independent accountants. In addition, the Company will file a copy of each of the reports referred to in clauses (1) and (2) above with the SEC for public availability within the time periods specified in the rules and regulations applicable to such reports (unless the SEC will not accept such a filing) and will post the reports on its website within those time periods.

        If, at any time, the Company is no longer subject to the periodic reporting requirements of the Exchange Act for any reason, the Company will nevertheless continue filing the reports specified in the preceding paragraphs of this covenant with the SEC within the time periods specified above unless the SEC will not accept such a filing. The Company will not take any action for the purpose of causing the SEC not to accept any such filings. If, notwithstanding the foregoing, the SEC will not accept the Company's filings for any reason, the Company will post the reports referred to in the preceding paragraphs on its website within the time periods that would apply if the Company were required to file those reports with the SEC.

        In addition, the Company agrees that, for so long as any Notes remain outstanding, if at any time they are not required to file with the SEC the reports required by the preceding paragraphs, they will furnish to the holders of Notes and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Events of Default

        The following events are defined as "Events of Default" in the Indenture:

  (1)
  default in the payment of principal of (or premium, if any, on) any Note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise whether or not such payment is prohibited by the provisions described above under "—Ranking";

  (2)
  default in the payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days whether or not such payment is prohibited by the provisions described above under "—Ranking";

  (3)
  default in the performance or breach of the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the assets of the Company or the failure to make or consummate an Offer to Purchase in accordance with the "Limitation on Asset Sales" or "Repurchase of Notes upon a Change of Control" covenant;

  (4)
  the Company defaults in the performance of or breaches any other covenant or agreement of the Company in the Indenture or under the Notes (other than a default specified in clause (1), (2) or (3) above) and such default or breach continues for a period of 30 consecutive days after written notice by the Trustee or the holders of 25% or more in aggregate principal amount of the Notes;

  (5)
  there occurs with respect to any issue or issues of Indebtedness of the Company or any Restricted Subsidiary having an outstanding principal amount of $20.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (A) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its Stated Maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (B) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

  (6)
  any final judgment or order (not covered by insurance) for the payment of money in excess of $20.0 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against the Company or any Restricted Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $20.0 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

  (7)
  certain events of bankruptcy or insolvency described in the indenture with respect to the Company or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary;

  (8)
  the revocation, termination, suspension or other cessation of effectiveness for a period or more than 90 consecutive days of any Gaming License that results in the cessation or suspension of gaming operations at any Material Casino; provided that any voluntary relinquishment of or failure to renew after revocation a Gaming License of a Material Casino if such relinquishment or failure to renew is, in the reasonable, good faith judgment of the Board of Directors of the Company, evidenced by a resolution of such Board, both desirable in the conduct of the business of the Company and its Subsidiaries, taken as a whole, and not disadvantageous in any material respect to the holders of the Notes shall not constitute an Event of Default;

  (9)
  there occurs with respect to any issue or issues of Indebtedness of the Company or any Restricted Subsidiary having an outstanding principal amount of $20.0 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, an event of default that arises out of or is related to the occurrence of a Trigger Event; or

  (10)
  after the occurrence of a Trigger Event, the revocation, termination, suspension or other cessation of effectiveness of the gaming license with respect to the Empress Casino Joliet pursuant to the terms of the Trust Agreements.

        If an Event of Default (other than an Event of Default specified in clause (7) above that occurs with respect to the Company) occurs and is continuing under the Indenture, the Trustee or the holders of at least 25% in aggregate principal amount of the Notes, then outstanding, by written notice to the Company (and to the Trustee if such notice is given by holders of Notes), may, and the Trustee at the request of such holders shall, declare the principal of, premium, if any, and accrued interest and Additional Interest, if any, on the Notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest and Additional Interest, if any, shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (5) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by the Company or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (7) above occurs with respect to the Company, the principal of, premium, if any, and accrued interest or Additional Interest, if any, on the Notes then outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holder of Notes. The holders of at least a majority in principal amount of the outstanding Notes by written notice to the Company and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (i) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and accrued interest and Additional Interest, if any, on the Notes that have become due solely by such declaration of acceleration, have been cured or waived and (ii) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see "—Modification and Waiver."

        The holders of at least a majority in aggregate principal amount of the outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of holders of Notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from holders of Notes.

        A holder of Notes may not pursue any remedy with respect to the Indenture or the Notes unless:

  (1)
  the such holder gives the Trustee written notice of a continuing Event of Default;

  (2)
  the holders of at least 25% in aggregate principal amount of outstanding Notes make a written request to the Trustee to pursue the remedy;

  (3)
  such holder or holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

  (4)
  the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

  (5)
  during such 60-day period, the holders of a majority in aggregate principal amount of the outstanding Notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any holder of a Note to receive payment of the principal of, premium, if any, or accrued interest and Additional Interest, if any, on such Note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the Notes, which right shall not be impaired or affected without the consent of the holder.

        The holders of a majority in aggregate principal amount of the Notes then outstanding, by notice to the Trustee, may on behalf of the holders of all of the Notes waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of the principal of or premium, if any, or interest on the Notes.

        The Indenture will require certain officers of the Company to certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of the Company and its Restricted Subsidiaries and the Company's and its Restricted Subsidiaries' performance under the Indenture and that the Company has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. The Company will also be obligated to notify the Trustee and the agent under the Credit Facility of any default or defaults in the performance of any covenants or agreements under the Indenture.

Consolidation, Merger and Sale of Assets

        The Company will not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to any Person or permit any Person to merge with or into the Company unless:

  (1)
  the Company shall be the continuing Person, or the Person (if other than the Company) formed by such consolidation or into which the Company is merged or that acquired or leased such property and assets of the Company shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Company on all of the Notes and under the Indenture;

  (2)
  immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

  (3)
  immediately after giving effect to such transaction on a pro forma basis the Company, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under the first paragraph of the "Limitation on Indebtedness and Issuances of Preferred Stock" covenant; provided that this clause (3) shall not apply to a consolidation, merger or sale of all (but not less than all) of the assets of the Company if all Liens and Indebtedness of the Company or any Person becoming the successor obligor on the Notes, as the case may be, and its Restricted Subsidiaries outstanding immediately after such transaction would have been permitted (and all such Liens and Indebtedness, other than Liens and Indebtedness of the Company and its Restricted Subsidiaries outstanding immediately prior to the transaction, shall be deemed to have been Incurred) for all purposes of the Indenture; and

  (4)
  the Company delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clause (3)) and an opinion of counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with;

provided, however, that clause (3) above will not apply if, in the good faith determination of the Board of Directors of the Company, whose determination shall be evidenced by a resolution of the Board of Directors, the principal purpose of such transaction is to change the state of incorporation of the Company and any such transaction shall not have as one of its purposes the evasion of the foregoing limitations.

        In addition, the Company may not, directly or indirectly, lease all or substantially all of its properties or assets, in one or more related transactions, to any other Person. This "Merger, Consolidation or Sale of Assets" covenant will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Company and any Restricted Subsidiaries.

Defeasance

        The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes ("Legal Defeasance") except for:

  (1)
  the rights of holders of outstanding Notes to receive payments in respect of the principal of, or interest or premium and Additional Interest, if any, on such Notes when such payments are due from the trust referred to below;

  (2)
  the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

  (3)
  the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith; and

  (4)
  the Legal Defeasance provisions of the Indenture.

        In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with those covenants shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

        In order to exercise either Legal Defeasance or Covenant Defeasance:

  (1)
  the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, or interest and premium and Additional Interest, if any, on the outstanding Notes on the stated maturity or on the applicable redemption date, as the case may be, and the Company must specify whether the Notes are being defeased to maturity or to a particular redemption date;

  (2)
  in the case of Legal Defeasance, the Company shall have delivered to Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that

  (A)
  the Company has received from, or there has been published by, the Internal Revenue Service a ruling or

  (B)
  since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon, such opinion of counsel shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

  (1)
  in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel reasonably acceptable to the Trustee confirming that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

  (2)
  no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit); or

  (3)
  such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

  (4)
  the Company must deliver to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of preferring the holders of Notes over the other creditors of the Company with the intent of defeating, hindering, delaying or defrauding creditors of the Company or others; and

  (5)
  the Company must deliver to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Modification and Waiver

        The Indenture may be amended, without the consent of any holder of Notes, to:

  (1)
  cure any ambiguity, defect or inconsistency in the Indenture; provided that such amendments do not adversely affect the interests of the holders of the Notes in any material respect;

  (2)
  comply with the provisions described under "Consolidation, Merger and Sale of Assets;"

  (3)
  comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act;

  (4)
  evidence and provide for the acceptance of appointment by a successor Trustee;

  (5)
  to conform the text of the indenture or the Notes to any provision of this Description of Notes to the extent that such provision in this Description of Notes was intended to be a verbatim recitation of a provision of the indenture or the notes;

  (6)
  to provide for the issuance of additional notes in accordance with the limitations set forth in the Indenture as of the date of the Indenture; or

  (7)
  make any change that, in the good faith opinion of the Board of Directors, does not materially and adversely affect the rights of any holder of Notes.

        Modifications and amendments of the Indenture may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the outstanding Notes; provided, however, that, without the consent of each holder of Notes affected thereby, no such modification or amendment may (with respect to any Notes held by a non-consenting holder of Notes)

  (1)
  change the Stated Maturity of the principal of, or any installment of interest on, any Note,

  (2)
  reduce the principal amount of, or premium, if any, or interest on, any Note,

  (3)
  waive a redemption payment with respect to any Note (other than a payment required by one of the covenants described above under the captions "—Limitation on Asset Sales" or "—Repurchase of Notes upon a Change of Control");

  (4)
  change the place or currency of payment of principal of, or premium, if any, or interest on, any Note,

  (5)
  impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any Note,

  (6)
  waive a default in the payment of principal of, premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the holders of at least a majority in aggregate principal amount of the then outstanding Notes and a waiver of the payment default that resulted from such acceleration),

  (7)
  modify the subordination provisions in a manner adverse to the holders of the Notes or

  (8)
  reduce the principal amount of Notes whose holders must consent to an amendment, supplement or waiver.

No Personal Liability of Directors, Officers, Employees, Incorporators or Stockholders

        No director, officer, employee, incorporator or stockholder of the Company, as such, shall have any liability for any obligations of the Company under the Notes, the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Concerning the Trustee

        If the Trustee becomes a creditor of the Company, the Indenture limits its right to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

        The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Additional Information

        Anyone who receives this prospectus may obtain a copy of the Indenture and Registration Rights Agreement without charge by writing to Argosy Gaming Company, 219 Piasa Street, Alton, Illinois 62002, Attention: Investor Relations.

Book-Entry; Delivery and Form

        The new notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. Notes will be issued at the closing of this offering only against payment in immediately available funds.

        The new notes initially will be represented by one or more new notes in registered, global form without interest coupons (the "Global Notes"). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, as depositary, and registered in the name of DTC or its nominee, in each case, for credit to an account of a direct or indirect participant in DTC as described below.

        Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for definitive notes in registered certificated form ("Certificated Notes") except in the limited circumstances described below. See "—Exchange of Global Notes for Certificated Notes." Except in the limited circumstances described below, owners of beneficial interests in the Global Notes will not be entitled to receive physical delivery of Notes in certificated form. In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Clearstream), which may change from time to time.

Depository Procedures

        The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. Neither the Company nor the Initial Purchasers take responsibility for these operations and procedures and investors are urged to contact the system or their participants directly to discuss these matters.

        DTC has advised the Company that DTC is a limited purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between the Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers, including the Initial Purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

        DTC has also advised the Company that, pursuant to procedures established by it:

  (1)
  upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

  (2)
  ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

        All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems. The laws of some states require that certain Persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a Global Note to such Persons will be limited to that extent. Because DTC can act only on behalf of the Participants, which in turn act on behalf of the Indirect Participants, the ability of a Person having beneficial interests in a Global Note to pledge such interests to Persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

        Except in the limited circumstances described below, owners of interests in the Global Notes will not have Notes registered in their names, will not receive physical delivery of Notes in certificated form and will not be considered the registered owners or "holders" thereof under the Indenture for any purpose.

        Payments in respect of the principal of, and interest and premium and Additional Interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the Persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for:

  (1)
  any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes; or

  (2)
  any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

        DTC has advised the Company that its current practice, upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its beneficial ownership of an interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Company, subject to any legal requirements in effect from time to time. Neither the Company nor the Trustee will be liable for any delay by DTC or any of the Participants or the Indirect Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

        Subject to the transfer restrictions set forth under "Notice to Investors," transfers between the Participants will be effected in accordance with DTC's procedures, and will be settled in same-day funds, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

        Subject to compliance with the transfer restrictions applicable to the Notes described herein, cross-market transfers between the Participants, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Clearstream, as the case may be, by their respective depositaries; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

        DTC has advised the Company that it will take any action permitted to be taken by a holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended notes in certificated form, and to distribute such Notes to its Participants.

        Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the Global Notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and may discontinue such procedures at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective Participants or Indirect Participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

        Subject to certain conditions, any Person having a beneficial interest in a Global Note may, upon prior written request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such Person or Persons (or their nominee). All Certificated Notes would be subject to the legend requirements described under "Notice to Investors." In addition, if:

  (1)
  DTC (a) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act and, in either case, the Company fails to appoint a successor depositary;

  (2)
  the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes; or

  (3)
  there has occurred and is continuing a Default or Event of Default with respect to the Notes;

then, upon surrender by the Global Note holder of its Global Note, Notes in such form will be issued to each Person that the Global Note holder or DTC identify as being the beneficial owner of the related Notes.

        Neither the Company nor the Trustee will be liable for any delay by the Global Note holder or DTC in identifying the beneficial owners of Notes and the Company and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the Global Note holder or DTC for all purposes.

Exchange of Certificated Notes for Global Notes

        Certificated Notes may not be exchanged for beneficial interests in any Global Note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such Notes. See "Notice to Investors."

Same Day Settlement and Payment

        The Company will make payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Additional Interest, if any) by wire transfer of immediately available funds to the accounts specified by the DTC or its nominee. The Company will make all payments of principal, interest and premium and Additional Interest, if any, with respect to Certificated Notes by wire transfer of immediately available funds to the accounts specified by the holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The Notes represented by the Global Notes are expected to be eligible to trade in the PORTAL market and to trade in DTC's Same-Day Funds Settlement System until maturity or until the Notes are issued in certificated form, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds. The Company expects that secondary trading in any Certificated Notes will also be settled in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the notes.

        Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC's settlement date.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

        The following is a discussion of the material U.S. federal income tax consequences relevant to the exchange offer, but does not purport to be a complete analysis of all potential tax effects. The discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury Regulations issued thereunder, Internal Revenue Service rulings and pronouncements, and judicial decisions now in effect, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the original notes and/or the new notes.

        The following discusses certain U.S. federal income tax aspects of the exchange offer to beneficial owners of the outstanding notes for federal income tax purposes ("beneficial owners"). This discussion is limited to the federal income tax consequences of the exchange offer to a beneficial owner of a new note who acquires a new note in exchange for an outstanding note, and does not consider all aspects of the outstanding notes and new notes. This discussion does not consider the impact, if any, of a beneficial owner's personal circumstances on the tax consequences of the exchange offer to the beneficial owner. This discussion also does not address the U.S. federal income tax consequences to beneficial owners subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or currencies, tax exempt organizations, pension plans, banks, thrift institutions, real estate investment trusts, regulated investment companies, other financial institutions, insurance companies, persons that hold the outstanding notes as part of a "straddle," a "hedge," a "conversion transaction," a "constructive sale transaction," or other risk reduction transaction or other integrated investment, beneficial owners that have a "functional currency" other than the U.S. dollar, traders in securities that elect to use a mark-to-market method of accounting for their security holdings, persons liable for the alternative minimum tax, and persons that are passthrough entities or investors in passthrough entities. In addition, this discussion summarizes only federal income tax consequences and does not address any other federal tax consequences or any state, local or foreign jurisdiction, federal estate taxes, or other tax consequences. The discussion below pertains only to outstanding notes and new notes that have always been held as capital assets within the meaning of Code section 1221.

        This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances of beneficial owners. Beneficial Owners of the outstanding notes are strongly urged to consult, and must depend upon, their own tax advisors as to the specific tax consequences to them of the exchange offer and with respect to the ownership of the notes, including the applicability and effect of any federal, state, local, or other tax consequences, including any tax return filing or other tax reporting requirements, to the exchange offer in light of their particular situation.

        We have not sought and will not seek any rulings from the Internal Revenue Service (the "IRS") with respect to the matters discussed below. There can be no assurance that the IRS will not take a different position concerning the tax consequences of the exchange offer or that any such position would not be sustained.

        If a partnership holds the new notes, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership that is a beneficial owner of new notes, you should consult your tax advisors.

Tax Consequences of the Exchange

        The exchange of the outstanding notes under the terms of the exchange offer for the new notes will not be treated as an "exchange" for federal income tax purposes because the new notes do not differ materially in kind or extent from the outstanding notes. Instead, the new notes will be treated as a continuation of the outstanding notes. Accordingly, an exchanging beneficial owner of an outstanding note:

  •
  will not recognize taxable gain or loss as a result of exchanging an outstanding note for a new note under the terms of the exchange offer;

  •
  will have a holding period for the new note received that includes the holding period of the outstanding note exchanged therefor;

  •
  will have an adjusted tax basis in the new note equal to its adjusted tax basis in the outstanding note exchanged therefor; and

  •
  will experience tax consequences upon a subsequent sale, exchange, redemption or retirement of a new note similar to the tax consequences with respect to a sale, exchange, redemption or retirement of an outstanding note.

        The exchange offer is not expected to result in any United States federal income tax consequences to a non-exchanging beneficial owner of an outstanding note.

PLAN OF DISTRIBUTION

        Based on interpretations by the staff set forth in no-action letters issued to third parties, we believe that a holder, other than a person that is an affiliate of ours within the meaning of Rule 405 under the Securities Act or a broker dealer registered under the Exchange Act that purchases notes from us to resell in compliance with Rule 144A under the Securities Act or any other exemption, that exchanges in the registered exchange offer outstanding notes for new notes in the ordinary course of business and that is not participating, does not intend to participate, and has no arrangement or understanding with any person to participate, in the distribution of the new notes will be allowed to resell the new notes to the public without further registration under the Securities Act and without delivering to the purchasers of the new notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any holder acquires new notes in the exchange offer for the purpose of distributing or participating in a distribution of the new notes, such holder cannot rely on the position of the staff enunciated in Exxon Capital Holdings Corporation or similar no-action or interpretive letters and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction, and such secondary resale transaction must be covered by an effective registration statement containing the selling security holder information required by Item 507 or 508, as applicable, of Regulation S-K if the resales are of new notes obtained by such holder in exchange for outstanding notes acquired by such holder directly from us or an affiliate thereof, unless an exemption from registration is otherwise available. Any holder that is an affiliate of ours and broker-dealers that acquired the outstanding notes directly from us to resell pursuant to Rule 144A under the Securities Act or any other available exemption are not eligible to participate in the registered exchange offer and may only exchange their outstanding notes for new notes pursuant to a separate transaction with us exempt from the registration requirements of the Securities Act. Any new notes issued by us outside of the registered exchange offer will be deemed restricted securities and holders thereof must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

        As contemplated by the above no-action letters and the registration rights agreement, each holder accepting the exchange offer is required to represent to us in the letter of transmittal that they:

  •
  are not an affiliate of ours;

  •
  are not participating in, and do not intend to participate in, and have no arrangement or understanding with any person to participate in, a distribution of the outstanding notes or the new notes;

  •
  are acquiring the new notes in the ordinary course of business; and

  •
  if they are a broker dealer, they will receive the new notes for their own account in exchange for the outstanding notes that were acquired as a result of market-making activities or other trading activities. Each broker dealer must acknowledge that it will deliver a prospectus in connection with any resale of such new notes.

        Any broker dealer registered under the Exchange Act who holds outstanding notes that were acquired for its own account as a result of market-making activities or other trading activities, other than outstanding notes acquired directly from us or any affiliate of ours, may exchange such outstanding notes for new notes pursuant to the exchange offer; however, such broker dealer may be deemed an underwriter within the meaning of the Securities Act and, therefore, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the new notes received by it in the exchange offer, which prospectus delivery requirement may be satisfied by the delivery by such broker dealer of this prospectus, as it may be amended or supplemented from time to time. We have agreed to use our reasonable best efforts to cause the registration statement, of which this prospectus is a part, to remain continuously effective for a period of 180 days from the exchange date, and to make this prospectus, as amended or supplemented, available to any such broker dealer for use in connection with resales. Any broker dealer participating in the exchange offer will be required to acknowledge that it will deliver a prospectus in connection with any resales of new notes received by it in the exchange offer. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker dealer will not be deemed to admit that it is an underwriter within the meaning of the Securities Act.

        We will not receive any proceeds from any sale of new notes by a broker dealer. Registered notes received by broker dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the new notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker dealers and/or the purchasers of any such new notes. Any broker dealer that resells new notes that were received by it for its own account in the exchange offer and any broker dealer that participates in a distribution of such new notes may be deemed to be an underwriter within the meaning of the Securities Act and any profit on any such resale of new notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act.

        We have agreed to pay all expenses incident to the exchange offer, other than commissions and concessions of broker dealers, and will indemnify the holders of the outstanding notes, including any broker dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

        The validity of the new notes offered hereby will be passed upon for us by Winston & Strawn LLP, Chicago, Illinois.

EXPERTS

        Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, as set forth in their report. We have included our consolidated financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

 Report of Independent Registered Public Accounting Firm

The Board of Directors
Argosy Gaming Company

        We have audited the accompanying consolidated balance sheets of Argosy Gaming Company as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Argosy Gaming Company at December 31, 2003 and 2002, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 1 to the Notes to Consolidated Financial Statements, in 2002 the Company changed its method of accounting for goodwill to conform with the Financial Accounting Standards Board Statement No. 142.

                      ERNST & YOUNG LLP

Chicago, Illinois
January 30, 2004, except for Note 5 as to which the date is February 12, 2004

ARGOSY GAMING COMPANY

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31,
	2003	2002
Current assets:
Cash and cash equivalents	$67,205	$59,720
Accounts receivable, net of allowance for doubtful accounts of $1,893 and $2,027, respectively	4,292	3,833
Income taxes receivable	1,015	7,944
Deferred income taxes	13,295	7,324
Other current assets	7,196	5,433

Total current assets	93,003	84,254

Net property and equipment	548,120	455,894
Other assets:
Deferred finance costs, net of accumulated amortization of $15,120 and $10,071, respectively	16,748	20,143
Goodwill, net of accumulated amortization of $11,334	727,470	727,470
Intangible assets, net of accumulated amortization of $11,894 and $9,535, respectively	26,092	28,451
Other	439	2,353

Total other assets	770,749	778,417

Total assets	$1,411,872	$1,318,565

Current liabilities:
Accounts payable	$26,955	$17,459
Accrued payroll and related expenses	24,125	24,279
Accrued gaming and admission taxes	44,570	36,996
Other accrued liabilities	39,986	32,299
Accrued interest	9,296	9,427
Current maturities of long-term debt	4,648	4,469

Total current liabilities	149,580	124,929

Long-term debt	865,510	886,315
Deferred income taxes	93,119	55,073
Other long-term obligations	419	6,248
Stockholders' equity:
Common stock, $.01 par; 120,000,000 shares authorized; 29,314,542 and 28,946,229 shares issued and outstanding, respectively	293	289
Capital in excess of par	92,551	88,686
Accumulated other comprehensive (loss)	(1,941)	(3,583)
Retained earnings	212,341	160,608

Total stockholders' equity	303,244	246,000

Total liabilities and stockholders' equity	$1,411,872	$1,318,565

See accompanying notes to consolidated financial statements.

ARGOSY GAMING COMPANY

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share data)

	Years Ended December 31,
	2003	2002	2001
Revenues:
Casino	$970,982	$944,724	$783,405
Admissions	15,548	11,421	18,465
Food, beverage and other	97,932	97,905	82,060

	1,084,462	1,054,050	883,930
Less promotional allowances	(124,958)	(117,237)	(104,561)

Net revenues	959,504	936,813	779,369
Costs and expenses:
Gaming and admission taxes	335,172	289,802	214,898
Casino	131,725	139,466	111,014
Selling, general and administrative	150,439	138,105	126,987
Food, beverage and other	70,158	70,368	58,500
Other operating expenses	40,995	41,551	37,481
Depreciation and amortization	52,223	47,417	47,316
Write-down of assets	6,500	—	—

	787,212	726,709	596,196

Income from operations	172,292	210,104	183,173
Other income (expense):
Interest income	156	116	752
Interest expense	(75,752)	(81,305)	(67,569)

	(75,596)	(81,189)	(66,817)

Income before minority interests and income taxes	96,696	128,915	116,356
Minority interests	—	—	(4,086)
Income tax expense	(44,963)	(57,367)	(46,185)

Net income	$51,733	$71,548	$66,085

Basic net income per share	$1.78	$2.48	$2.31

Diluted net income per share	$1.76	$2.43	$2.25

See accompanying notes to consolidated financial statements.

ARGOSY GAMING COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	Years Ended December 31,
	2003	2002	2001
Cash flows from operating activities:
Net income	$51,733	$71,548	$66,085
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	49,864	45,069	37,612
Amortization	6,514	6,359	12,471
Deferred income taxes	32,692	31,183	13,618
Compensation expense recognized on issuance of stock	177	—	—
(Gain) Loss on the disposal of equipment	(48)	482	528
Minority interests	—	—	4,086
Write-down of assets	6,500	—	—
Write-down of other assets	1,893	—	—
Changes in operating assets and liabilities, net of effect from acquisitions:
Accounts receivable	(459)	551	(232)
Other current assets	(897)	452	(419)
Accounts payable	(3,742)	515	(3,501)
Accrued liabilities	11,740	10,695	10,162
Other	6,929	(1,241)	(1,931)

Net cash provided by operating activities	162,896	165,613	138,479

Cash flows from investing activities:
Purchases of property and equipment	(136,593)	(56,750)	(30,242)
Purchases of minority interests in partnerships	—	—	(366,710)
Purchase of Empress Casino Joliet, net of cash acquired	—	—	(451,554)
Other	587	475	230

Net cash used in investing activities	(136,006)	(56,275)	(848,276)

Cash flows from financing activities:
(Repayment) proceeds of line of credit, net	(16,100)	(103,900)	114,800
Payments on long-term debt and installment contracts	(3,632)	(3,654)	(16,234)
Increase in deferred finance costs	(1,654)	—	(20,608)
Proceeds from issuance of long-term debt	—	—	634,000
Repayment of partner loans	—	—	(266)
Partnership distributions	—	—	(5,655)
Proceeds from stock option exercises	1,981	744	1,607
Other	—	(29)	—

Net cash (used in) provided by financing activities	(19,405)	(106,839)	707,644

Net increase (decrease) in cash and cash equivalents	7,485	2,499	(2,153)
Cash and cash equivalents, beginning of year	59,720	57,221	59,374

Cash and cash equivalents, end of year	$67,205	$59,720	$57,221

See accompanying notes to consolidated financial statements.

ARGOSY GAMING COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands, except share and per share data)

	Shares	Common Stock	Capital in Excess of Par	Accumulated Other Comprehensive Income(Loss)	Retained Earnings	Total Stockholders Equity
Balance, December 31, 2000	28,394,423	$284	$80,693	$—	$22,975	$103,952
Exercise of stock options, including tax benefit	435,057	4	6,152	—	—	6,156
Comprehensive income:
Other comprehensive income—interest rate swaps	—	—	—	1,809	—	1,809
Net income	—	—	—	—	66,085	66,085

Comprehensive income						67,894
Balance, December 31, 2001	28,829,480	288	86,845	1,809	89,060	178,002
Exercise of stock options and other, including tax benefit	116,749	1	1,841	—	—	1,842
Comprehensive income:
Other comprehensive (loss)—interest rate swaps	—	—	—	(5,392)	—	(5,392)
Net income	—	—	—	—	71,548	71,548

Comprehensive income						66,156
Balance, December 31, 2002	28,946,229	289	88,686	(3,583)	160,608	246,000
Exercise of stock options and other, including tax benefit	368,313	4	3,688	—	—	3,692
Restricted stock compensation expense	—	—	177	—	—	177
Comprehensive income:
Other comprehensive income—interest rate swaps	—	—	—	1,642	—	1,642
Net income	—	—	—	—	51,733	51,733

Comprehensive income						53,375
Balance, December 31, 2003	29,314,542	$293	$92,551	$(1,941)	$212,341	$303,244

See accompanying notes to consolidated financial statements.

ARGOSY GAMING COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1.    Summary of Significant Accounting Policies

        Basis of Presentation—Argosy Gaming Company provides casino-style gaming and related entertainment to the public and, through our subsidiaries, operates riverboat casinos in Alton and Joliet, Illinois; Lawrenceburg, Indiana; Riverside, Missouri; Baton Rouge, Louisiana; and Sioux City, Iowa. Except where otherwise noted, the words "we," "us," "our" and similar terms, as well as "Argosy" or the "Company", refer to Argosy Gaming Company and all of its subsidiaries.

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements include our accounts and those of our controlled subsidiaries and partnerships. We have eliminated all significant intercompany transactions. Under certain conditions, our subsidiaries are required to obtain approval from state gaming authorities before making distributions to Argosy.

        Certain 2002 and 2001 amounts have been reclassified to conform to the 2003 presentation.

        Cash and Cash Equivalents—We consider cash and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

        Property and Equipment—We record property and equipment at cost. We amortize leasehold improvements over the life of the respective lease. Depreciation is computed on the straight-line method over the following estimated useful lives:

Buildings and shore improvements	5 to 33 years
Riverboats, barges, docks and improvements	5 to 20 years
Furniture, fixtures and equipment	3 to 10 years

        Impairment of Long-Lived Assets—When events or circumstances indicate that the carrying amount of long-lived assets to be held and used might not be recoverable, the expected future undiscounted cash flows from the assets is estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows were less than the carrying amount of the assets, an impairment loss would be recorded. The impairment loss would be measured on a location-by-location basis by comparing the fair value of the assets with their carrying amount. Long-lived assets that are held for disposal are reported at the lower of the assets' carrying amount or fair value less costs related to the assets' disposition.

        Deferred Finance Costs—We amortize deferred finance costs over the lives of the respective loans using the effective interest method.

        Goodwill—Goodwill represents the cost of net assets acquired in excess of their fair value. In accordance with SFAS 142 "Goodwill and Other Intangible Assets", effective January 1, 2002, all goodwill is no longer regularly amortized, but is subject to impairment testing at least annually. For all goodwill and intangible assets acquired before June 30, 2001, SFAS No. 142 was implemented on January 1, 2002. Refer to Note 8 for the impact of non-amortization of goodwill. We test goodwill for impairment using the two-step process prescribed in SFAS No. 142. The first test is a screen for potential impairment, while the second step measures the amount of the impairment, if any.

        Other Intangible Assets—We amortize other intangible assets over their estimated useful lives or the lives of the respective leases or development agreements including extensions.

        Slot Club Liability—We accrue a liability for promotional cash-back to our slot club members based upon their coin-in our slot machines. This accrual is recorded as a promotional allowance in the determination of net revenues. Our slot club liability is reduced at the time of redemption by our slot club members and for estimated breakage.

        Revenues and Promotional Allowances—We recognize as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. We recognize admissions, hotel and other revenue at the time the related service is performed.

        The retail value of admissions, hotel rooms, food, beverage and other items, which were provided to customers without charge, has been included in revenues, and a corresponding amount has been deducted as promotional allowances. The estimated direct cost of providing promotional allowances has been included in costs and expenses as follows:

	Years Ended December 31,
	2003	2002	2001
Admissions	$9,489	$8,298	$7,574
Hotel rooms	2,802	2,455	1,554
Food, beverage and other	37,628	37,389	32,740

        Advertising Costs—We expense advertising costs as incurred. Advertising expense was $15,122, $13,316 and $13,329 in 2003, 2002 and 2001, respectively.

        New Accounting Standards—In November 2002, the FASB issued FASI No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This interpretation requires certain guarantees to be initially recognized and recorded at fair value and also increases disclosure requirements related to guarantees. The initial recognition provisions are applicable to guarantees issued or modified after December 31, 2002. We have adopted the disclosure requirements of FASI No. 45 as of December 31, 2002 and adopted the recognition requirements effective January 1, 2003. Such adoption did not have an impact on our consolidated balance sheets, statements of income or statements of cash flows.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." SFAS No. 148 provides alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation, but does not require companies to use the fair value method. It also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28 to require disclosures in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The provisions of this statement are effective for fiscal years ending after December 15, 2002 and for interim reporting periods beginning after December 15, 2002. We adopted the disclosure provisions of SFAS No. 148 in the quarter ended December 31, 2002 and such adoption did not have a material effect on our consolidated balance sheets, statements of income or statements of cash flows.

        We have a stock-based employee compensation plan and a stock-based director compensation plan, which are described more fully in Note 11. We account for those plans under the recognition and measurement principles of APB Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The effect on net income and earnings per share if we had applied the fair value recognition provisions of FASB No. 123, "Accounting for Stock-Based Compensation", to stock-based employee compensation is a decrease in net income of $1,063, $557 and $389 and a decrease in basic earnings per share of $.04, $.02 and $.02 and a decrease in diluted earnings per share of $.04, $.01 and $.01 for the years ended December 31, 2003, 2002 and 2001, respectively.

2.    Property and Equipment

	December 31,
	2003	2002
Land	$53,367	$48,353
Buildings, leasehold and shore improvements	315,548	248,237
Riverboats, barges, docks and improvements	205,234	169,893
Furniture, fixtures and equipment	207,333	160,731
Construction in progress	4,973	37,166

	786,455	664,380
Less accumulated depreciation and amortization	(238,335)	(208,486)

Net property and equipment	$548,120	$455,894

        In June 2003, we recorded a $6,500 pretax charge to write-down assets originally planned for expansion at our Joliet facility. Joliet's riverboats (replaced with a barge-based two level facility in May 2003) with a net book value of $846 are held for sale at December 31, 2003 and are included in other current assets.

3.    Intangible Assets

	As of December 31, 2003			As of December 31, 2002
	Gross Carrying Amount	Accumulated Amortization	Weighted Average Useful Life	Gross Carrying Amount	Accumulated Amortization	Weighted Average Useful Life
Intangibles—development agreement costs	$30,933	$(7,779)	28.0	$30,933	$(6,674)	28.0
Intangibles—trade name	4,300	(2,078)	5.0	4,300	(1,218)	5.0
Other intangibles	2,753	(2,037)	7.9	2,753	(1,643)	7.9

Totals	$37,986	$(11,894)		$37,986	$(9,535)

        Intangibles—Development agreement costs represents reimbursement for infrastructure and grants paid under a development agreement to the City of Lawrenceburg, Indiana, by our Lawrenceburg casino. These intangible development agreement costs are being amortized over their estimated useful lives under the terms of the development agreement.

        We recorded amortization expense of $2,359, $2,348 and $1,853 for the years ended December 31, 2003, 2002 and 2001, respectively. Future amortization expense of our existing intangible assets for the years ended December 31 is as follows:

2004	$2,311
2005	2,188
2006	1,738
2007	1,108
2008	1,108
Thereafter	17,639

Total	$26,092

4.    Other Accrued Liabilities

	December 31,
	2003	2002
Slot club liability	$5,553	$5,503
Accrued liability insurance	12,114	11,378
Interest rate swaps	3,236	—
Other	19,083	15,418

Total	$39,986	$32,299

5.    Long-Term Debt

	December 31,
	2003	2002
Senior secured line of credit, expires July 31, 2006, interest payable at least quarterly at either LIBOR or prime plus a margin (from 3.0% to 5.375% at December 31, 2003)	$42,200	$58,300
Term loan, matures July 31, 2008, principal and interest payments due quarterly at either LIBOR and/or prime plus a margin (3.39% at December 31, 2003)	268,125	270,875
Subordinated notes, including unamortized premium of $6,623 at December 31, 2003, due June 1, 2009, interest payable semi-annually at 10.75%	356,623	357,517
Subordinated notes, due September 2011, interest payable semi-annually at 9.0%	200,000	200,000
Notes payable, principal and interest payments due quarterly through September 2015, discounted at 10.5%	3,210	4,092

	870,158	890,784
Less: current maturities	4,648	4,469

Long-term debt, less current maturities	$865,510	$886,315

        We have borrowings outstanding under two separate Subordinated Notes issues totaling $556,623 ("Subordinated Notes"). Additionally, we have entered into an amended and restated Senior Secured Line of Credit of $400,000 and a term loan of $275,000 (together our "Credit Facility"). During 2003, we entered into the first and second amendments to our second amended and restated credit agreement dated July 31, 2001. These amendments modified certain capital expenditure limitations and financial ratios while maintaining our available line of credit and our term loan. The Credit Facility is secured by liens on substantially all of our assets and our subsidiaries are co-borrowers. Our wholly owned operating subsidiaries fully and unconditionally guarantee the Subordinated Notes on a joint and several basis. The Subordinated Notes rank junior to all of our senior indebtedness, including borrowings under the Credit Facility.

        The Subordinated Notes and the Credit Facility contain certain restrictions on the payment of dividends on our common stock and the incurrence of additional indebtedness, as well as other customary debt covenants. In addition, the Credit Facility requires us to maintain certain financial ratios as follows: (1) Total Funded Debt to EBITDA Ratio of a maximum of 4.25 to 1.0; (2) Senior Leverage Ratio of a maximum of 2.50 to 1.0; and (3) Fixed Charge Ratio of a minimum of 1.25 to 1.0. As of and for the year ended December 31, 2003, we were in compliance with these ratios. The Credit Facility is subject to scheduled reductions of 2.5% to 5.0% of the total original borrowing availability per quarter, beginning June 30, 2003. We have $8,816 and $7,536 in letters of credit outstanding at December 31, 2003 and 2002, respectively. We have no off balance sheet debt.

        Interest expense for the years ended December 31, 2003, 2002 and 2001, was $75,752 (net of $3,214 capitalized), $81,305 (net of $1,065 capitalized) and $67,569 (net of $291 capitalized), respectively.

        Long-term debt matures as follows:

Years Ended December 31,
2004	$4,648
2005	4,414
2006	46,332
2007	132,146
2008	130,924
Thereafter	551,694

Total	$870,158

        On February 12, 2004, we refinanced a portion of our existing indebtedness. We issued an aggregate of $350,000 principal amount of new subordinated indebtedness due January 15, 2014, with interest payable semi-annually at 7.0%. The net proceeds of this issuance, together with funds from our Credit Facility, were used to repurchase $329,317 of our 10 3/4% Senior Subordinated Notes due 2009 and to pay a premium of $26,849.

6.    Derivative Financial Instruments

        Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities" (adopted in 2001), requires all derivative financial instruments, such as interest rate swaps, to be recognized as either assets or liabilities in the balance sheet and measured at fair value. As we had no outstanding derivative financial instruments at January 1, 2001, adoption of SFAS 133 had no impact on our financial statements.

        We use interest rate swap agreements from separate financial institutions to manage our interest rate risk associated with our Term Loan as required under the Credit Facility. Our interest rate swap agreements qualify for the "shortcut method" allowed under SFAS 133, which allows an assumption of no ineffectiveness in the hedging relationship. We have entered into three interest rate swaps that have fixed the interest rate as of October 31, 2001, for a combined original notional amount of $200,000 of our variable rate Term Loan under our Credit Facility. The three separate swap agreements carry original notional amounts of $100,000, $50,000 and $50,000. For each swap agreement, we agree to receive a floating rate of interest on the notional amount based upon a three month LIBOR rate (plus a 2.75% spread) in exchange for fixed rates ranging from 6.19% to 6.27%. All three swap agreements mature on September 30, 2004. Two of the three swap agreements have reductions in the notional amounts proportionally with the quarterly payments on the Term Loan beginning December 31, 2001. The total notional amounts are $197,750 at December 31, 2003.

        Our present interest rate swap agreements are cash flow hedges as we agree to pay fixed rates of interest, which are hedging against changes in the amount of future cash flows associated with variable interest obligations. Accordingly, the fair value of our swap agreements is reported on the balance sheet in other current liabilities ($3,236 pretax at December 31, 2003) and the related change in fair value of these agreements is included in stockholders' equity as a component of accumulated other comprehensive income ($1,942, net of taxes of $1,294 at December 31, 2003). These deferred amounts are then recognized as an adjustment to interest expense over the same period in which the related interest payments being hedged are recorded in income.

7.    Income Taxes

        Income tax (expense) for the years ended December 31, 2003, 2002 and 2001, consists of the following:

	2003	2002	2001
Current:
Federal	$(9,076)	$(24,819)	$(26,154)
State	(3,812)	(6,109)	(4,634)

	(12,888)	(30,928)	(30,788)

Deferred:
Federal	(27,062)	(23,586)	(13,719)
State	(5,013)	(2,853)	(1,678)

	(32,075)	(26,439)	(15,397)

Income tax expense	$(44,963)	$(57,367)	$(46,185)

        Income tax expense for the years ended December 31, 2003, 2002 and 2001, differs from that computed at the federal statutory corporate tax rate as follows:

	2003	2002	2001
Federal statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal benefit	10.6	7.3	5.2
Goodwill amortization	—	—	0.2
Minority interest in partnership income	—	—	(1.2)
Other, net	0.9	2.2	0.5

	46.5%	44.5%	39.7%

        The tax effects of significant temporary differences representing deferred tax assets and (liabilities) at December 31, 2003 and 2002 are as follows:

	2003	2002
Depreciation	$(27,980)	$(18,340)
Preopening	834	1,077
Accrued insurance	4,815	2,984
Benefit of net operating loss carryforward	805	1,302
Goodwill amortization	(50,870)	(30,752)
Interest rate swaps	1,294	2,388
Other state taxes	(15,642)	(9,772)
Other, net	6,920	3,922

	(79,824)	(47,191)
Valuation allowance	—	(558)

Net deferred tax liability	$(79,824)	$(47,749)

        We have received proposed assessments from the Indiana Department of Revenue ("IDR") in connection with the examination of our Indiana income tax returns for the years 1997 through 2001. Those assessments are based on the IDR's position that state gaming taxes which are based on gaming revenues are not deductible for Indiana income tax purposes. We have filed a formal protest of the proposed assessment with the IDR. At December 31, 2003, we have accrued other state taxes of $15,642, net of federal tax benefit, for the proposed IDR assessments including amounts for additional pending assessments for the years 2002 through 2003.

        The valuation allowance relates to state deferred tax assets established under SFAS 109 for Louisiana net operating loss carryforwards of approximately $10,064 and $16,300 at December 31, 2003 and 2002, respectively. These loss carryforwards, which will expire from 2012 through 2019, will be carried forward to future years for possible utilization.

8.    Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share:

	Years Ended December 31,
	2003	2002	2001
	(in thousands, except share and per share data)
Numerator:
Numerator for basic and diluted earnings per share—Net Income	$51,733	$71,548	$66,085

Denominator:
Denominator for basic earnings per share — weighted average shares outstanding	29,148,106	28,880,849	28,646,827
Effect of dilutive securities (computed using the treasury stock method):
Employee and directors stock options	192,601	478,739	590,175
Warrants	27,901	79,014	77,864
Restricted stock	12,302	—	—

Dilutive potential common shares	232,804	557,753	668,039

Denominator for diluted earnings per share—adjusted weighted-average shares and assumed conversions	29,380,910	29,438,602	29,314,866

Basic earnings per share	$1.78	$2.48	$2.31

Diluted earnings per share	$1.76	$2.43	$2.25

        At December 31, 2003, employee stock options to purchase 63,844 shares of common stock priced at a range of $21.75 to $35.18 per share and director stock options to purchase 20,500 shares of common stock priced at a range of $22.30 to $39.99 per share, were not included in the computation of diluted earnings per share because the options exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive. The remaining outstanding warrants were converted into shares of common stock during the second quarter 2003. At December 31, 2002, employee stock options to purchase 65,655 shares of common stock priced at $35.18 per share and director stock options to purchase 3,000 shares of common stock priced at $39.99 per share, were not included in the computation of diluted earnings per share because the options exercise price was greater than the average market price of the common shares and, therefore, the effect would be anti-dilutive.

        The effect of non-amortization of goodwill had SFAS 142 been effective at the beginning of each year is as follows:

	For the years ended December 31,
	2003	2002	2001
	(in thousands, except per share data)
Reported net income	$51,733	$71,548	$66,085
Add back: goodwill amortization (net of tax of $—, $— and $3,179)	—	—	4,575

Adjusted net income	$51,733	$71,548	$70,660

Basic net income per share:
Reported net income	$1.78	$2.48	$2.31
Goodwill amortization	—	—	0.16

Adjusted basic net income per share	$1.78	$2.48	$2.47

Diluted net income per share:
Reported net income	$1.76	$2.43	$2.25
Goodwill amortization	—	—	0.16

Adjusted diluted net income per share	$1.76	$2.43	$2.41

9.    Supplemental Cash Flow Information

        We paid $74,050, $79,741 and $54,477 for interest, and $5,342, $27,500 and $34,583 for income taxes in 2003, 2002 and 2001, respectively. In 2003, we purchased $149,831 in property and equipment, including $16,134 of purchases accrued at December 31, 2003. This $16,134 has been netted against our purchases of property and equipment and accounts payable in our statement of cash flows for 2003. In 2002, we purchased $59,646 in property and equipment, including $2,896 of purchases accrued at December 31, 2002. This $2,896 has been netted against our purchases of property and equipment and accounts payable in our statement of cash flows for 2002. We issued 368,313, 116,749 and 435,057 shares of additional common stock resulting from the exercise of stock options and the conversion of warrants during 2003, 2002 and 2001, respectively. During 2003 and 2002, we recorded a tax benefit of $1,711 and $1,055, respectively, from the exercise of common stock options.

10.    Leases

        Future minimum lease payments for operating leases with initial terms in excess of one year as of December 31, 2003, are as follows:

Years Ended December 31,
2004	$1,441
2005	459
2006	363
2007	291
2008	256
Thereafter	15,894

Total	$18,704

        Rent expense for the years ended December 31, 2003, 2002 and 2001, was $10,491, $11,891 and $10,014, respectively.

11.    Stock Option Plans

        We adopted the Argosy Gaming Company Stock Option Plan, as amended, ("Stock Option Plan"), which provides for the grant of non-qualified stock options for up to 3,500,000 shares of common stock to our key employees. These options expire 10 years after their respective grant dates and become exercisable over specified vesting periods. The weighted-average fair value of options granted was $8.38, $12.27 and $11.61 during 2003, 2002 and 2001, respectively.

        We also have adopted the Argosy Gaming Company 1993 Directors Stock Option Plan ("Directors Option Plan"), which provides for a total of 100,000 shares of common stock to be authorized and reserved for issuance. The Directors Option Plan provides for the grant of non-qualified stock options at fair market value to our non-employee directors. These options expire five years after their respective grant dates and become exercisable over a specified vesting period. The weighted-average contractual life of outstanding options at December 31, 2003, is approximately 2.79 years and the weighted-average exercise price of options outstanding is $30.54. The weighted-average fair value of options granted during 2002 was $16.68.

        A summary of Stock Option activity is as follows:

	Stock Option Plan		Directors Option Plan
	Shares	Weighted Average Exercise Price Per Share	Shares	Weighted Average Exercise Price Per Share
Outstanding, December 31, 2000	1,073,610	$5.91	—	—
Granted	5,089	22.62	9,000	$22.30
Exercised	(435,057)	3.69	—	—
Forfeited	(33,057)	7.04	—	—

Outstanding, December 31, 2001	610,585	7.57	9,000	22.30
Granted	314,492	23.97	12,000	36.39
Exercised	(116,249)	6.31	(500)	22.30
Forfeited	(7,812)	26.44	—	—

Outstanding, December 31, 2002	801,016	14.01	20,500	30.54
Granted	306,722	19.51	—	—
Exercised	(276,873)	5.87	—	—
Forfeited	(47,406)	21.92	—	—

Outstanding, December 31, 2003	783,459	18.56	20,500	30.54

        The following table summarizes information about options outstanding under the Stock Option Plan at December 31, 2003:

Range of Exercise Prices	Outstanding as of December 31, 2003	Weighted-Average Remaining Contractual Life	Outstanding Weighted-Average Exercise Price	Exercisable as of December 31, 2003	Exercisable Weighted-Average Exercise Price
$ 3.13—$ 4.25	94,813	3.90	$3.27	94,813	$3.27
$ 7.06—$ 7.50	26,001	5.38	7.25	26,001	7.25
$16.35—$25.72	603,890	8.70	19.83	143,842	19.14
$35.18	58,755	8.21	35.18	21,809	35.18

	783,459	7.97	18.56	286,465	14.03

        We follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and related interpretations in accounting for employee stock options. Under APB 25, we do not recognize compensation expense when the exercise price of employee stock options equals or exceeds the market price of the underlying stock on the date of grant.

        We have adopted the disclosure only provisions of SFAS 123 "Accounting for Stock Based Compensation." Accordingly, no compensation expense has been recognized for either stock plan. The following table discloses our pro forma net income and diluted net income per share had the valuation methods under SFAS 123 been used for our stock option grants. The table also discloses the weighted-

average assumptions used in estimating the fair value of each option grant on the date of grant using the Black-Scholes option pricing model.

	Years Ended December 31,
	2003	2002	2001
	(in thousands, except share data)
Net income
As reported	$51,733	$71,548	$66,085
Pro forma stock-based compensation cost, net of tax benefit	(1,063)	(557)	(389)

Pro forma	$50,670	$70,991	$65,696

Diluted net income per share
As reported	$1.76	$2.43	$2.25
Pro forma stock-based compensation cost, net of tax benefit	(0.04)	(0.01)	(0.01)

Pro forma	$1.72	$2.42	$2.24

Weighted-average assumptions
Dividend yield	0%	0%	0%
Expected stock price volatility	44.3%	49.3%-50.9%	51.3%
Risk-free interest rate	3.22%	2.73%-3.25%	4.75%
Expected option lives (years)	5	5-7	5

        These pro forma amounts to reflect SFAS 123 option expense may not be representative of future disclosures because the estimated fair value of the options is amortized to expense over the vesting period and additional options may be granted in the future.

12.    Employee Benefit Plan

        We established a 401(k) defined-contribution plan, which covers substantially all of our full-time employees. Participants can contribute a portion of their eligible salaries (as defined) subject to maximum limits, as determined by provisions of the Internal Revenue Code. We match a portion of participants' contributions in an amount determined annually by us. Expense recognized under the plan was approximately $2,366, $2,477 and $1,935 in 2003, 2002 and 2001, respectively.

13.    Acquisitions

        Our 2003 and 2002 financial statements fully consolidate acquisitions completed in 2001. In the first quarter 2001, we purchased the 42.5% limited partnership interests in the Argosy Casino and Hotel in Lawrenceburg, Indiana (the "Lawrenceburg Casino") for an aggregate price of $365,000 including all preferred equity interests and outstanding partner loans. As a result of these acquisitions, we own 100% of the Lawrenceburg Casino.

        The purchase prices for the minority interests were determined based upon estimates of future cash flows and evaluations of the net worth of the assets acquired. The purchases were accounted for under the purchase method. Our purchase price allocation resulted in approximately $298,000 in goodwill, which was being amortized over a 40-year life. In accordance with SFAS 142, amortization of the remaining book value of goodwill ceased as of January 1, 2002, and is tested for impairment at least annually. The purchases were funded with approximately $155,000 of net proceeds from the issuance of Subordinated Notes and borrowings of approximately $210,000 under our Credit Facility.

        On July 31, 2001, we diversified our operations and cash flows by completing the acquisition of 100% of the Empress Casino Joliet Corporation (with casino operations located in Joliet, Illinois) for approximately $463,764. The purchase price was determined based upon estimates of future cash flows and the net worth of the assets acquired. We funded this acquisition through the issuance of Subordinated Notes and borrowings under the Credit Facility. The results of operations for the Empress Casino Joliet for the five months ended December 31, 2001, since the acquisition, are included in our consolidated statements of income.

14.    Fair Value of Financial Instruments

        The estimated fair values of our financial instruments at December 31, 2003, are as follows:

	Carrying Amount	Fair Value
Assets:
Cash and cash equivalents	$67,205	$67,205
Liabilities:
Senior Secured Line of Credit	42,200	42,200
Term Loan	268,125	269,466
Subordinated Notes (9%)	200,000	221,250
Subordinated Notes (10 3/4%)	356,623	376,688
Other long-term debt	3,210	3,210

        The fair value of the Subordinated Notes and Term Loan is based on quoted market prices. We estimate the fair value of the remainder of our long-term debt approximates carrying value.

15.    Quarterly Financial Information (unaudited)

	First	Second(1)(2)	Third	Fourth
2003:
Net revenues	$236,332	$248,345	$242,938	$231,889
Income from operations(2)	45,553	32,691	49,853	44,195
Other expense, net	18,896	18,954	19,034	18,712
Net income	14,661	6,949	16,489	13,634
Basic net income per share	0.51	0.24	0.56	0.47
Diluted net income per share	0.50	0.24	0.56	0.46
	First	Second(1)	Third	Fourth
2002:
Net revenues	$241,711	$233,365	$236,500	$225,237
Income from operations	63,019	43,030	54,622	49,433
Other expense, net	20,796	20,449	20,157	19,787
Net income	24,700	11,266	19,128	16,454
Basic net income per share	0.86	0.39	0.66	0.57
Diluted net income per share	0.84	0.38	0.65	0.56

(1)
During the second quarter 2002, Illinois and Indiana enacted state legislation increasing gaming and admission tax rates. During the second quarter 2003, Illinois enacted additional legislation increasing gaming and admission tax rates. The impact of these enacted gaming tax increases was a reduction in our income from operations of $12,100 and $17,000 during the second quarters ended June 30, 2003 and 2002, respectively.

(2)
We recorded a $6,500 million write down of assets at our Joliet facility related to assets previously held for future development. Additionally, we recorded a $5,900 million charge at our Indiana facility due to legislation enacted regarding the calculation of the 2002 Indiana gaming tax rate increase.

16.    Commitments and Contingent Liabilities

        We are subject, from time to time, to various legal and regulatory proceedings in the ordinary course of business. We believe current proceedings will not have a material effect on our financial condition or the results of our operations.

ARGOSY GAMING COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Share and Per Share Data)

	March 31, 2004	December 31, 2003
	(unaudited)
Current assets:
Cash and cash equivalents	$71,779	$67,205
Accounts receivable, net	3,832	4,292
Income taxes receivable	2,675	1,015
Deferred income taxes	12,924	13,295
Other current assets	7,309	7,196

Total current assets	98,519	93,003

Net property and equipment	551,179	548,120
Other assets:
Deferred finance costs, net	17,513	16,748
Goodwill, net	727,470	727,470
Intangible assets, net	25,501	26,092
Other	569	439

Total other assets	771,053	770,749

Total assets	$1,420,751	$1,411,872

Current liabilities:
Accounts payable	$15,924	$26,955
Accrued payroll and related expenses	22,072	24,125
Accrued gaming and admission taxes	31,957	44,570
Other accrued liabilities	41,229	39,986
Accrued interest	5,760	9,296
Current maturities of long-term debt	3,748	4,648

Total current liabilities	120,690	149,580

Long-term debt	890,827	865,510
Deferred income taxes	99,461	93,119
Other long-term obligations	416	419
Stockholders' equity:
Common stock, $.01 par; 120,000,000 shares authorized; 29,399,845 and 29,314,542 shares issued and outstanding at March 31, 2004 and December 31, 2003, respectively	294	293
Capital in excess of par	94,146	92,551
Accumulated other comprehensive loss	(1,384)	(1,941)
Retained earnings	216,301	212,341

Total stockholders' equity	309,357	303,244

Total liabilities and stockholders' equity	$1,420,751	$1,411,872

See accompanying notes to condensed consolidated financial statements.

ARGOSY GAMING COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In Thousands, Except Share and Per Share Data)

	Three Months Ended March 31,
	2004	2003
	(unaudited)	(unaudited)
Revenues:
Casino	$266,007	$240,857
Admissions	5,360	3,005
Food, beverage and other	26,460	24,760

	297,827	268,622
Less promotional allowances	(33,738)	(32,290)

Net revenues	264,089	236,332
Costs and expenses:
Gaming and admission taxes	91,578	79,857
Casino	32,574	34,146
Selling, general and administrative	44,176	35,789
Food, beverage and other	18,601	17,798
Other operating expenses	9,863	10,506
Depreciation and amortization	14,225	12,683

	211,017	190,779

Income from operations	53,072	45,553
Other income (expense):
Interest income	21	51
Interest expense	(18,051)	(18,947)
Expense on early retirement of debt	(25,277)	—

	(43,307)	(18,896)

Income before income taxes	9,765	26,657
Income tax expense	(5,805)	(11,996)

Net income	$3,960	$14,661

Basic income per share	$0.13	$0.51

Diluted income per share	$0.13	$0.50

See accompanying notes to condensed consolidated financial statements.

ARGOSY GAMING COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands, Except Share and Per Share Data)

	Three Months Ended March 31,
	2004	2003
	(unaudited)	(unaudited)
Cash flows from operating activities:
Net income	$3,960	$14,661
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	13,635	12,092
Amortization	1,871	1,577
(Gain) loss on sale of fixed assets	(87)	48
Compensation expense recognized on issuance of stock	50	24
Loss on early retirement of debt	25,277	—
Deferred income taxes	6,963	5,023
Changes in operating assets and liabilities, net of effect from acquisitions:
Accounts receivable and other current assets	(1,443)	6,663
Accounts payable and other current liabilities	(13,397)	(8,277)

Net cash provided by operating activities	36,829	31,811

Cash flows from investing activities:
Purchases of property and equipment	(30,740)	(32,834)
Other	465	92

Net cash used in investing activities	(30,275)	(32,742)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	350,000	—
Payments on long-term debt	(330,236)	(886)
Redemption payments on early retirement of debt	(26,850)	—
Increase in deferred finance costs	(6,700)	—
Proceeds from line of credit, net	10,900	3,400
Proceeds from stock option exercises	925	—
Other	(19)	—

Net cash (used in) provided by financing activities	(1,980)	2,514

Net change in cash and cash equivalents	4,574	1,583
Cash and cash equivalents, beginning of period	67,205	59,720

Cash and cash equivalents, end of period	$71,779	$61,303

See accompanying notes to condensed consolidated financial statements.

ARGOSY GAMING COMPANY

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(Unaudited—In Thousands, Except Share and Per Share Data)

	Shares	Common Stock	Capital in Excess of Par	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2003	29,314,542	$293	$92,551	$(1,941)	$212,341	$303,244
Exercise of stock options and restricted stock award, including tax benefit	85,303	1	1,545			1,546
Restricted stock compensation expense			50			50
Comprehensive income:
Other comprehensive income—interest rate swaps				557		557
Net income for the three months ended March 31, 2004					3,960	3,960

Comprehensive income						4,517

Balance, March 31, 2004	29,399,845	$294	$94,146	$(1,384)	$216,301	$309,357

See accompanying notes to condensed consolidated financial statements.

ARGOSY GAMING COMPANY

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(In Thousands, Except Share and Per Share Data)

1.    Basis of Presentation

        Argosy Gaming Company provides casino-style gaming and related entertainment to the public and, through its subsidiaries, operates casinos in Alton and Joliet, Illinois; Lawrenceburg, Indiana; Riverside, Missouri; Baton Rouge, Louisiana; and Sioux City, Iowa. Except where otherwise noted, the words "we", "us", "our" and similar terms, as well as "Argosy" or the "Company", refer to Argosy Gaming Company and all of its subsidiaries.

        The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Interim results may not necessarily be indicative of results that may be expected for any other interim period or for the year as a whole. For further information, refer to the financial statements and footnotes thereto for the year ended December 31, 2003, included in our Annual Report on Form 10-K (File No. 1-11853). The accompanying unaudited condensed consolidated financial statements contain all adjustments, which are, in the opinion of management, necessary to present fairly the financial position and the results of operations for the periods indicated.

2.    Long-Term Debt

        Long-term debt consists of the following:

	March 31, 2004	December 31, 2003
	(unaudited)
Senior secured line of credit, expires July 31, 2006, interest payable at least quarterly at either LIBOR or prime plus a margin	$53,100	$42,200
Term loan, matures July 31, 2008, principal and interest payments due quarterly at either LIBOR and/or prime plus a margin	267,438	268,125
Subordinated notes, including unamortized premium of $377 at March 31, 2004, due June 1, 2009, interest payable semi-annually at 10.75%	21,051	356,623
Subordinated notes, due September 2011, interest payable semi-annually at 9.0%	200,000	200,000
Subordinated notes, due September 2014, interest payable semi-annually at 7.0%	350,000	—
Notes payable, principal and interest payments due quarterly through September 2015, discounted at 10.5%	2,986	3,210

	894,575	870,158
Less: current maturities	3,748	4,648

Long-term debt, less current maturities	$890,827	$865,510

        At March 31, 2004, the line of credit allows for borrowings up to $345,000 and is subject to reductions on a quarterly basis. Our line of credit and Term Loan (the "Credit Facility") is secured by liens on substantially all of our assets and our subsidiaries are co-borrowers. Substantially all of our subsidiaries fully and unconditionally guarantee our 9% Subordinated Notes on a joint and several basis. The subordinated notes rank junior to all of our senior indebtedness, including borrowings under the Credit Facility.

        In February 2004, we refinanced a portion of our existing indebtedness with net proceeds from the issuance of $350 million in new 7% Subordinated Notes due 2014, together with funds from our Credit Facility. These funds were used to repurchase $329.3 million, approximately 94%, of our 10.75% Subordinated Notes due 2009. Related to this refinancing, we paid approximately $26.9 million in premiums. All of our remaining outstanding 10.75% Subordinated Notes due 2009 will be redeemed in full on June 1, 2004 ("redemption date") at a redemption price of 105.375% plus accrued interest from the most recent interest payment date through the redemption date.

        The subordinated notes and the Credit Facility contain certain restrictions on the payment of dividends on our common stock and the incurrence of additional indebtedness, as well as other customary debt covenants. In addition, the credit facility requires us to maintain certain financial ratios which, as of March 31, 2004, are as follows: (1) Total Funded Debt to EBITDA Ratio of a maximum of 4.25 to 1.0; (2) Senior Leverage Ratio of a maximum of 2.50 to 1.0; and (3) Fixed Charge Ratio of a minimum of 1.50 to 1.0. As of March 31, 2004, we are in compliance with these ratios. At March 31, 2004, based upon these financial ratios, additional availability under the Credit Facility was $116,932.

3.    Stock-based Compensation

        In December 2002, the Financial Accounting Standards Board issued FAS 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". We have a stock-based employee compensation plan and a stock-based director compensation plan. As we continue to follow APB 25 for stock options granted to employees and directors, no stock-based compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table discloses our pro forma net income and diluted net income per share had we applied the fair value recognition provisions of FAS 123.

	For the three months ended March 31,
	2004	2003
	(in thousands, except share data)
Net income
As reported	$3,960	$14,661
Pro forma stock-based compensation cost, net of tax benefit	(247)	(211)

Pro forma	$3,713	$14,450

Diluted net income per share
As reported	$0.13	$0.50
Pro forma stock-based compensation cost, net of tax benefit	(0.01)	(0.01)

Pro forma	$0.12	$0.49

        These pro forma amounts to reflect FAS 123 option expense may not be representative of future disclosures because the estimated fair value of the options is amortized to expense over the vesting period and additional options may be granted in the future.

4.    Earnings Per Share

        The following table sets forth the computation of basic and diluted earnings per share:

	Three months ended March 31,
	2004	2003
	(unaudited)	(unaudited)
Numerator:
Numerator for basic and diluted earnings per share—Net income	$3,960	$14,661

Denominator:
Denominator for basic earnings per share—weighted average shares outstanding	29,345,773	28,946,229
Effect of dilutive securities (computed using the treasury stock method):
Employee and directors stock options	202,832	251,849
Restricted stock	13,202	1,306

Dilutive potential common shares	216,034	253,155

Denominator for diluted earnings per share—adjusted weighted-average shares and assumed conversions	29,561,807	29,199,384

Basic earnings per share	$0.13	$0.51

Diluted earnings per share	$0.13	$0.50

        For the three months ended March 31, 2004, employee options to purchase 58,755 shares of common stock priced at $35.18 per share and director options to purchase 12,000 shares of common stock priced at a range from $35.18 - $39.99 per share, were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the underlying common shares and, therefore, the effect would be anti-dilutive.

        For the three months ended March 31, 2003, employee options to purchase 409,773 shares of common stock priced at a range from $18.00 - $35.18 per share and director options to purchase 20,500 shares of common stock priced at a range from $22.30 - $39.99 per share, were not included in the computation of diluted earnings per share because the option exercise price was greater than the average market price of the underlying common shares and, therefore, the effect would be anti-dilutive.

        In February 2003, we issued 25,000 shares of restricted common stock to a new employee of which 50% vested in February 2004 and the remaining 50% vest in February 2005. Compensation expense of $409 is being amortized over the vesting period. In April 2004, we issued 637,239 shares of non-qualified stock options to certain key employees and 40,000 shares of non-qualified stock options to our non-employee directors under the Argosy Gaming Company Stock Option Plan and the Argosy Gaming Company Directors Option Plan, respectively.

5.    Commitments and Contingent Liabilities

        We are subject to, from time to time, various legal and regulatory proceedings in the ordinary course of our business. We believe that current proceedings will not have a material effect on our financial condition or the results of our operations.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorneys' fees, judgments, fines and certain settlements) actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party so long as they acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to a criminal action or proceeding, so long as they had no reasonable cause to believe their conduct to have been unlawful. The Registrant's Amended and Restated Certificate of Incorporation and Amended and Restated By-laws provide that the Registrant shall indemnify its directors and such of its officers, employees and agents as the Board of Directors may determine from time to time, to the fullest extent permitted by Section 145 of the DGCL.

        Section 102 of the DGCL permits a Delaware corporation to include in its certificate of incorporation a provision eliminating or limiting a director's liability to a corporation or its stockholders for monetary damages for breaches of fiduciary duty. The enabling statute provides, however, that liability for breaches of the duty of loyalty, acts or omissions not in good faith or involving intentional misconduct, or knowing violation of the law, and the unlawful purchase or redemption of stock or payment of unlawful dividends or the receipt of improper personal benefits cannot be eliminated or limited in this manner. The Registrant's Amended and Restated Certificate of Incorporation and Amended and Restated By-laws include a provision which eliminates, to the fullest extent permitted, director liability for monetary damages for breaches of fiduciary duty.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

        The following documents are filed herewith or incorporated herein by reference.

Exhibit No.	Description
3.1	Amended and Restated Certification of Incorporation of the Company (previously filed with the Securities and Exchange Commission ("SEC") as an Exhibit to the Company's Registration Statement on Form S-1 filed with the SEC on February 17, 1993 (File No. 33-55878) and incorporated herein by reference).
4.1
Specimen Common Stock Certificate (previously filed with the SEC as an Exhibit to the Company's Registration Statement on Form S-1 filed with the SEC on February 17, 1993 (File No. 33-55878) and incorporated herein by reference).
4.2
Indenture dated as of July 31, 2001, by and among the Company, JP Morgan Trust Company, as Trustee, and the Subsidiary Guarantors named therein, for the Company's 9% Senior Subordinated Notes due 2011 (previously filed with the SEC as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-11853) and incorporated herein by reference).
4.3
Form of the Company's 9% Senior Subordinated Notes due 2011 issued on July 31, 2001, in the aggregate principal amount of $200,000,000 (previously filed with the SEC as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-11853) and incorporated herein by reference).

4.4
First Supplemental Indenture dated as of July 31, 2001, by and among the Company, JP Morgan Trust Company, as Trustee, and the Subsidiary Guarantors named therein for the Company's 9% Senior Subordinated Notes due 2011 (previously filed with the SEC as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 1-11853) and incorporated herein by reference).
4.5
Indenture dated as of February 12, 2004, by and among the Company, JP Morgan Trust Company, as Trustee, for the Company's 7% Senior Subordinated Notes due 2014 (previously filed with the SEC as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-11853) and incorporated herein by reference).
4.6
Form of the Company's 7% Senior Subordinated Notes due 2014 issued on February 12, 2004, in the aggregate principal amount of $350,000,000 (included as Exhibit A to Exhibit 4.5) (previously filed with the SEC as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-11853) and incorporated herein by reference).
4.7
Form of Securities Purchase Agreement dated May 29, 1998, between the Company and the Buyers named therein (previously filed with the SEC as an Exhibit to the Company's Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference).
4.8	Form of Warrant to Purchase Common Stock (previously filed with the SEC as an Exhibit to the Company's Form 10-Q for the quarter ended June 30, 1998 and incorporated herein by reference).
4.9
Registration Rights Agreement, dated as of February 12, 2004, among the Company, Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Bear, Stearns & Co. Inc., Credit Lyonnais Securities (USA) Inc., Deutsche Bank Securities Inc. and Wells Fargo Securities, LLC (previously filed).
5.1	Legal Opinion of Winston & Strawn regarding the validity of the issuance of the 7% Senior Subordinated Notes due 2014 (previously filed).
10.1
Stock Option Plan (previously filed with the SEC as an Exhibit to the Company's Registration Statement on Form S-1 filed with the SEC on February 17, 1993 (File No. 33-55878) and incorporated herein by reference).
10.2
Form of Indemnification Agreement (previously filed with the SEC as an Exhibit to the Company's Registration Statement on Form S-1 filed with the SEC on February 17, 1993 (File No. 33-55878) and incorporated herein by reference).
10.3
Director Option Plan (previously filed with the SEC as an Exhibit to the Company's Registration Statement on Form S-1 filed with the SEC on February 17, 1993 (File No. 33-55878) and incorporated herein by reference).
10.4
Riverboat Gaming Development Agreement between the City of Lawrenceburg, Indiana and Indiana Gaming Company, L.P. dated as of April 13, 1994, as amended by Amendment Number One to Riverboat Development Agreement between the City of Lawrenceburg, Indiana and Indiana Gaming Company L.P., dated as of December 28, 1995 (previously filed with the SEC as an Exhibit to the Company's Form 10-K for the year ended December 31, 1995 and incorporated herein by reference).

10.5
Employment Agreement and Amendment between the Company and Richard J. Glasier dated as of July 9, 2002 (previously filed with the SEC as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-11853) and incorporated herein by reference).
10.6	Employment Agreement between the Company and Virginia M. McDowell effective as of January 1, 2002 (previously filed).
10.7
Second Amended and Restated Credit Agreement dated as of July 31, 2001, among the Company, Alton Gaming Company, Argosy of Iowa, Inc., Argosy of Louisiana, Inc., Belle of Sioux City, L.P., Catfish Queen Partnership In Commendam, Centroplex Centre Convention Hotel, L.L.C., Empress Casino Joliet Corporation, Indiana Gaming II, L.P., The Indiana Gaming Company, Indiana Gaming Holding Company, Indiana Gaming Company, L.P., Iowa Gaming Company, Jazz Enterprises, Inc. and The Missouri Gaming Company, as Borrowers, the Lenders named therein and Wells Fargo Bank, National Association, as Agent Bank (previously filed with the SEC as an Exhibit to the Company's Form 8-K dated August 14, 2001 and incorporated herein by reference).
10.8
First Amendment to Second Amended and Restated Credit Agreement dated April 18, 2003 (previously filed with the SEC as an Exhibit to the Company's Form 10-Q dated May 14, 2003 and incorporated herein by reference).
10.9
Second Amendment to Second Amended and Restated Credit Agreement dated September 26, 2003 (previously filed with the SEC as an Exhibit to the Company's Form 10-Q dated November 12, 2003 and incorporated herein by reference).
10.10
Transfer of Ownership Agreement dated July 24, 2001, among Argosy Gaming Company, Empress Casino Joliet Corporation and the Illinois Gaming Board (previously filed with the SEC as an Exhibit to the Company's Form 8-K dated August 14, 2001 and incorporated herein by reference).
10.11
Trust Agreement, dated July 24, 2001, between Argosy Gaming Company and LaSalle Bank National Association (previously filed with the SEC as an Exhibit to the Company's Form 8-K dated August 14, 2001 and incorporated herein by reference).
10.12
Employment Agreement between the Company and James A. Gulbrandsen dated as of December 23, 2002 (previously filed with the SEC as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-11853) and incorporated herein by reference).
10.13
Employment Agreement between the Company and Joy Berry dated as of December 19, 2002 (previously filed with the SEC as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 1-11853) and incorporated herein by reference).
10.14
Employment Agreement between the Company and John Jones dated as of January 12, 2004 (previously filed with the SEC as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-11853) and incorporated herein by reference).
10.15	Employment Agreement between the Company and Dale Black effective as of January 1, 2002 (previously filed).
10.16	Employment Agreement between the Company and Robert R. Burgess effective as of January 1, 2002 (previously filed).

10.17	Ground Sublease dated August 20, 1996, between the City of Lawrenceburg, Indiana and Indiana Gaming Company, L.P. (previously filed)
12.1	Statement re: Computation of Earnings to Fixed Charges (previously filed).
21.1
List of Subsidiaries (previously filed with the SEC as an Exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 1-11853) and incorporated herein by reference).
23.1	Consent of Ernst & Young LLP.
24.1	Powers of Attorney of directors (previously filed).
25.1
Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939 of J.P. Morgan Trust Company, National Association relating to the Indenture and the issuance of the company's 7% Senior Subordinated Notes due 2014 (previously filed).
99.1	Form of Letter of Transmittal (previously filed).
99.2	Form of Notice of Guaranteed Delivery (previously filed).
99.3	Form of Instruction to Registered Holder and/or Depository Trust Company Participant from Beneficial Owner (previously filed).

ITEM 22. UNDERTAKINGS

        (1)   The Company hereby undertakes:

          (a)   To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

             (ii)  To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement;

            (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (b)   That, for the purpose of determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (c)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (2)   The Company hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Company's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   The Company hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

        (4)   The Company hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

        (5)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, Argosy Gaming Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Alton, State of Illinois, on June 25, 2004.

ARGOSY GAMING COMPANY
By:	/s/ RICHARD J. GLASIER Richard J. Glasier President and Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on the dates indicated:

Signature	Title	Date

/s/ RICHARD J. GLASIER Richard J. Glasier	President, Chief Executive Officer (Principal Executive Officer) and Director	June 25, 2004
/s/ DALE R. BLACK Dale R. Black	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	June 25, 2004
/s/ JIMMY F. GALLAGHER* Jimmy F. Gallagher	Director	June 25, 2004
/s/ JAMES B. PERRY* James B. Perry	Director	June 25, 2004
/s/ F. LANCE CALLIS* F. Lance Callis	Director	June 25, 2004
/s/ JOHN B. PRATT, SR.* John B. Pratt, Sr.	Director	June 25, 2004
/s/ EDWARD F. BRENNAN* Edward F. Brennan	Director	June 25, 2004

/s/ MICHAEL W. SCOTT* Michael W. Scott	Director	June 25, 2004
*By:	/s/ DALE R. BLACK Dale R. Black Attorney-in-fact June 25, 2004

        KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Richard J. Glasier and Dale R. Black, and each of them, his true and lawful attorney-in-fact and agent, with full power to act without the other, to sign any and all amendments (including pre-effective and post-effective amendments) to the Form S-4 related to Argosy Gaming Company's 7% Senior Subordinated Notes, due 2014, including any documents contemplated to be filed under the provisions of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission and any national exchange or self regulatory agency and to do and perform any and all acts and things requisite and necessary to be done in connection with the foregoing as fully as he might or could do in person hereby ratifying and confirming all that said attorneys-in-fact and agents, or either of them, may lawfully do or cause to be done by virtue hereof.

Dated: June 1, 2004
/s/ EDWARD F. BRENNAN Edward F. Brennan Director
/s/ FELIX LANCE CALLIS Felix Lance Callis Director
/s/ JIMMY F. GALLAGHER Jimmy F. Gallagher Director
/s/ JAMES B. PERRY James B. Perry Director
/s/ JOHN B. PRATT John B. Pratt Director
/s/ MICHAEL W. SCOTT Michael W. Scott Director

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TABLE OF CONTENTS
INDUSTRY AND MARKET DATA
CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
NON-GAAP FINANCIAL MEASURES
SUMMARY
THE COMPANY
THE EXCHANGE OFFER
SUMMARY OF THE REGISTERED NOTES
Risk Factors
SUMMARY CONSOLIDATED FINANCIAL DATA
SUMMARY OPERATING DATA
RISK FACTORS
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
THE EXCHANGE OFFER
THE COMPANY
MANAGEMENT
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
EXECUTIVE COMPENSATION
COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS
DESCRIPTION OF THE NOTES
CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Report of Independent Registered Public Accounting Firm
ARGOSY GAMING COMPANY CONSOLIDATED BALANCE SHEETS (In thousands, except share and per share data)
ARGOSY GAMING COMPANY CONSOLIDATED STATEMENTS OF INCOME (In thousands, except share and per share data)
ARGOSY GAMING COMPANY CONSOLIDATED STATEMENTS OF CASH FLOWS (In thousands, except share and per share data)
ARGOSY GAMING COMPANY CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (In thousands, except share and per share data)
ARGOSY GAMING COMPANY NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (In thousands, except share and per share data)
ARGOSY GAMING COMPANY CONDENSED CONSOLIDATED BALANCE SHEETS (In Thousands, Except Share and Per Share Data)
ARGOSY GAMING COMPANY CONDENSED CONSOLIDATED STATEMENTS OF INCOME (In Thousands, Except Share and Per Share Data)
ARGOSY GAMING COMPANY CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (In Thousands, Except Share and Per Share Data)
ARGOSY GAMING COMPANY CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Unaudited—In Thousands, Except Share and Per Share Data)
ARGOSY GAMING COMPANY NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) (In Thousands, Except Share and Per Share Data)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS
  ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
  ITEM 22. UNDERTAKINGS
SIGNATURES